Exhibit 3.5

ANNUAL INFORMATION FORM

AS AT DECEMBER 31, 2011

(unless otherwise noted)

DATED: MARCH 31, 2012

TABLE OF CONTENTS

DATE, CURRENCY AND OTHER INFORMATION	3
CAUTION WITH RESPECT TO FORWARD-LOOKING STATEMENTS AND INFORMATION	3
CORPORATE STRUCTURE	4
NAME AND INCORPORATION	4
INTERCORPORATE RELATIONSHIPS	5
INVESTMENTS	6
Carlisa Investments Corp.	6
Regulus Resources Inc.	6
CREDIT FACILITIES	6
GENERAL DEVELOPMENT OF THE BUSINESS	7
OVERVIEW	7
DEVELOPMENT AND EXPLORATION PROJECTS	7
THREE YEAR HISTORY	8
SIGNIFICANT ACQUISITIONS	10
Kiwara	10
Ravensthorpe	11
MCM	11
Antares	11
DESCRIPTION OF THE BUSINESS	12
OVERVIEW	12
OPERATIONS	13
Kansanshi	13
Guelb Moghrein	20
Ravensthorpe	24
DEVELOPMENT PROJECTS	30
Kevitsa Project	30
Trident (Sentinel Copper Project and Enterprise Nickel Prospect)	36
EXPLORATION	39
General	39
Zambia	39
Finland	41
Peru	42
Mauritania	45
Burkina Faso, Mali and Cote d’Ivoire	45
COMPETITION	45
ENVIRONMENTAL	45
SOCIAL RESPONSIBILITY	48
OCCUPATIONAL HEALTH AND SAFETY	52
COPPER MARKET 2011	54
NICKEL MARKET 2011	57
GEOGRAPHIC LOCATIONS OF COMPANY OPERATIONS AND DEVELOPMENT PROJECTS	60
Zambia	60
Mauritania	61
Finland	61
Australia	61
Peru	62
RISK FACTORS	63
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	63
INTERNATIONAL OPERATIONS	63
POLITICAL UNREST AND RISK OF OPERATIONS	64

COPPER, GOLD, NICKEL AND OTHER METALS PRICES	64
OWNERSHIP OF ASSETS	64
CURRENT GLOBAL FINANCIAL CONDITIONS	65
GOVERNMENTAL AND ENVIRONMENTAL REGULATION	65
MINING AND PROCESSING	66
MINE DEVELOPMENT	67
MINERAL RESERVE AND RESOURCE ESTIMATES	68
NO ASSURANCE OF TITLES OR BOUNDARIES	68
ESTIMATION OF ASSET CARRYING VALUES	68
EXPLORATION	68
INSURANCE	69
HEALTH	69
CURRENCY	69
EFFECTS OF INFLATION ON RESULTS OF OPERATIONS	69
KEY PERSONNEL	69
LABOUR RELATIONS	70
SHARE PRICE VOLATILITY	70
FINANCING	70
ACQUISITION STRATEGY RISK	70
UNCERTAINTIES ASSOCIATED WITH ACQUISITIONS	71
COMPETITION	71
SMELTING CAPACITY	72
CAPITAL STRUCTURE	72
DIVIDENDS	72
MARKET FOR SECURITIES	73
TRADING PRICE AND VOLUME	73
DIRECTORS AND OFFICERS	73
AGGREGATE OWNERSHIP OF SECURITIES	74
CORPORATE CEASE TRADE ORDERS AND BANKRUPTCIES	75
PENALTIES OR SANCTIONS	75
PERSONAL BANKRUPTCIES	75
CONFLICTS OF INTEREST	75
LEGAL PROCEEDINGS	76
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	76
MATERIAL CONTRACTS	77
INTERESTS OF EXPERTS	77
TRANSFER AGENT AND REGISTRAR	78
AUDIT COMMITTEE DISCLOSURE	78
AUDIT COMMITTEE - GENERAL	78
COMPOSITION OF THE AUDIT COMMITTEE	78
RELEVANT EDUCATION AND EXPERIENCE OF THE AUDIT COMMITTEE	78
PRINCIPAL ACCOUNTING FIRM FEES	79
PRE-APPROVAL POLICIES	79
AUDIT COMMITTEE CHARTER	79
ADDITIONAL INFORMATION	80
EXHIBIT “A”	81
AUDIT COMMITTEE CHARTER	81

DATE, CURRENCY AND OTHER INFORMATION

Unless otherwise indicated, the information in this annual information form (“AIF”) is given as of December 31, 2011. All amounts in this AIF are expressed in United States dollars, unless otherwise indicated. References to “Cdn$” are to Canadian dollars, “A$” are to Australian dollars, “£” are to Great British pounds and “€” are to Euros, where and if applicable. For reference, the following currency average exchange rates for 2011 and rates as at December 31, 2011 should be noted: one Canadian dollar for 1.01196 and 0.9804 United States dollars, respectively; one Great British pound for 1.60436 and 1.5453 United States dollars; one Euro for 1.39284 and 1.2949 United States dollars, respectively; and one Australian dollar for 1.03336 and 1.0174 United States dollars, respectively (source: Oanda.com). “SEDAR” means the System for Electronic Document Analysis and Retrieval, the publicly accessible database used for the filing of public securities information as required by securities regulatory agencies in Canada. References herein to the “Company” or “First Quantum” may include, collectively or individually, one or more of the direct or indirect subsidiaries of First Quantum Minerals Ltd.

CAUTION WITH RESPECT TO FORWARD-LOOKING

STATEMENTS AND INFORMATION

Certain of the information contained in this document constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information include statements regarding: targets for copper, gold and nickel production; cash operating costs and certain significant expenses; percentage increases and decreases in production from the Company’s principal mines; schedules for completion of detailed feasibility studies and initial feasibility studies and other reports; potential increases in reserves and production; the timing and scope of future commencement of mining or production and other plans and strategies; anticipated grades and recovery rates; asset retirement obligation estimates; the ability to secure financing; and potential acquisitions or increases in property interests. Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and information contained herein, we have made numerous assumptions including among other things, the price of copper, gold, nickel and other metals, economic and political conditions, continuity of operations and productions levels. Although the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information referenced herein will prove to be accurate. Forward-looking statements and information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks, uncertainties or other factors include, but are not limited to, the actual prices of copper, gold, nickel and sulphuric acid, unanticipated grade, geological, metallurgical, processing, access, transportation of supply or other problems, political, economic and operational risks of foreign operations, availability of materials and equipment, the timing of receipt of governmental permits, force majeure events, the failure of plant, equipment or processes to operate in accordance with specific expectations, accidents, labour relations and risks in start-up date delays, environmental costs and risks, the outcome of acquisition negotiations, general domestic and international economic and political conditions, the factual results of current exploration, development and mining activities, results of pending and future feasibility studies, changes in project parametres as plans continue to be evaluated, and those factors disclosed in documents filed by the Company from time to time with the provincial securities regulators in Canada and the United Kingdon including, without limitation, those risks, uncertainties and other factors set out in this AIF. For resource and reserve figures appearing herein, varying cut-off grades have been used depending on the mine, method of extraction and type of ore contained in the orebody.

Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update forward-looking statements or information as a result of new information after the date of this AIF except as required by law. All forward-looking statements and information herein are qualified by this cautionary statement.

Presentation of Mineral Reserve and Resource Estimates

This AIF uses the terms “Mineral”, “Measured”, “Indicated” and “Inferred” in connection with its resource presentations, as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council. While the terms “Mineral”, “Measured”, “Indicated” and “Inferred” are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC. As such, certain information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting requirements of the SEC. “Inferred” resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred” resource will ever be upgraded to a higher category. Under Canadian rules, estimates of “Inferred” resources may not form the basis of feasibility or other economic studies (except in limited circumstances – see 2.3(3) of NI 43-101). Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States shareholders are cautioned not to assume that all or any part of “Measured” or “Indicated” resources will ever be converted into “Mineral Reserves”. United States shareholders are also cautioned not to assume that all or part of an “Inferred” resource exists, or is economically or legally mineable. In addition, the definitions of “Proven” and “Probable” reserves under CIM standards differ in certain respects from the SEC standards.

CORPORATE STRUCTURE

Name and Incorporation

The Company was incorporated under the Company Act on December 21, 1983, under the name of Xenium Resources Ltd. The Company changed its name to Xenium Resources Inc. on January 25, 1984, to Zeal Capital Ltd. on November 29, 1989, and to First Quantum Ventures Ltd. on June 16, 1993. On July 18, 1996, the Company changed its name to its current name, First Quantum Minerals Ltd., and was continued into the Yukon Territory, pursuant to the provisions of the Business Corporations Act (Yukon). On June 7, 2002, the Company amalgamated with its wholly-owned subsidiary, First Quantum Minerals (Yukon) Ltd., pursuant to the provisions of the Business Corporations Act (Yukon). On August 11, 2003, the Company’s jurisdiction of incorporation was continued from the Yukon Territory to the federal jurisdiction under the Canada Business Corporations Act. The Company was continued to the Province of British Columbia under the Business Corporations Act (British Columbia) (the “BCA”) on June 3, 2005.

The address for both the head office and the registered and records office of the Company is 8th Floor, 543 Granville Street, Vancouver, British Columbia, V6C 1X8.

Intercorporate Relationships

The following table illustrates the inter-corporate relationships between the Company and its material and other subsidiaries (as determined by Item 3.2 of Form 51-102F2) and sets out the respective jurisdictions of incorporation of such subsidiaries and the percentage of their voting securities owned, controlled or directed, directly or indirectly, by the Company.

As at March 31, 2012

Name of Subsidiary	Percentage of Voting Securities Beneficially Owned, Controlled or Directed by the Company	Jurisdiction of Incorporation/ Continuance
Adastra Minerals Inc.	100%	Yukon Territory
Congolese Zinc Investments Ltd.	100%	British Virgin Islands
Zincongo Limited	100%	British Virgin Islands
Afro American Finance	100%	Barbados
Sumtech (Private) Limited	100%	Zimbabwe
First Quantum Minerals (Australia) Pty Limited	100%	Australia
First Quantum Minerals (UK) Ltd.	100%	United Kingdom
Metal Corp Trading (UK) Ltd.	100%	United Kingdom
FQM Australia Holdings (BVI) Ltd	100%	British Virgin Islands
FQM Aus Nickel (BVI) Ltd	100%	British Virgin Islands
FQM Australia Holdings Pty Ltd	100%	Australia
FQM Australia Nickel Pty Ltd	100%	Australia
Ravensthorpe Nickel Operations Pty Ltd.	100%	Australia
FQM Finance Ltd.	100%	British Virgin Islands
Black Bark Investments Ltd.	100%	British Virgin Islands
Kabitaka Hills Development Corporation Limited	100%	Zambia
Kansanshi Holdings Limited	100%	Ireland
Kansanshi Mining Plc (“KMP”)	80%	Zambia
First Quantum Minerals SA (Pty) Ltd.	100%	South Africa
Metal Corp Trading Logistics SA (Proprietary) Limited	100%	South Africa
Mauritan Holdings Ltd.	100%	British Virgin Islands
Mauritanian Copper Mines S.A.	100%	Mauritania
Skyblue Enterprises Inc.	100%	British Virgin Islands
Carlisa Investments Corp.	18.8%	British Virgin Islands
Mopani Copper Mines PLC	16.9%	Zambia
FQM (Peru) Ltd.	100%	Canada (Alberta)
Minera Antares Peru S.A.C.	100%	Peru
Regulus Resources Inc.	9.85%	Canada (Alberta)
FQM Scandinavia Ltd.	100%	Canada (federal)
FQM Projects Finance Ltd.	100%	Barbados
Kevitsa Mining Oy	100%	Finland
FQM Kevitsa Sweden Holdings AB	100%	Sweden
FQM Kevitsa Holding No 1 Oy	100%	Finland
FQM Kevitsa Holding No 2 Oy	100%	Finland
Kevitsa Mining AB	100%	Sweden

Name of Subsidiary	Percentage of Voting Securities Beneficially Owned, Controlled or Directed by the Company	Jurisdiction of Incorporation/ Continuance
FQM Kevitsa Mining Oy	100%	Finland
Metal Corp (Sweden) AB	100%	Sweden
Metal Corp Trading AG	100%	Switzerland
Oryx Limited	100%	Barbados
Cover Investments Limited	100%	Ireland
First Quantum Mining and Operations Limited	100%	Zambia
FQM Frontier Limited	100%	Zambia
Kiwara Resources Limited	100%	British Virgin Islands
Kiwara Resources Zambia Limited	100%	Zambia
Kalumbila Minerals Limited	100%	Zambia
Prop Holdings Ltd.	100%	British Virgin Islands
Kafue Transport Services Limited	100%	Zambia

Investments

Carlisa Investments Corp.

The Company holds an 18.8% interest in Carlisa Investments Corp. (“Carlisa”), which holds a 90% interest in Mopani Copper Mines Plc (“Mopani”). Mopani is a privately-held Zambian registered company which operates both the Nkana underground copper mine and cobalt refinery and the Mufulira underground copper mine, smelter and copper refinery in Zambia, which was commissioned in December of 2006. The smelter provides treatment capacity for copper concentrate produced at the Kansanshi copper mine (“Kansanshi”). The carrying value of this investment as at December 31, 2011 was $9.5 million. As Carlisa and Mopani are private companies, only limited public information about them is or may be made available for dissemination. In 2011, Mopani produced approximately 204,000 tonnes of finished copper and 900 tonnes of cobalt.

Regulus Resources Inc.

The Company holds a 9.85% interest in Regulus Resources Inc. (“Regulus”). Regulus’ principal asset is its interest in the Rio Grande Cu-Au-Ag porphyry project in Salta Province of NW Argentina.

Credit Facilities

As of December 31, 2011, the Company had in place two separate debt facilities, which were drawn to a total of $19.3 million.

On February 7, 2011 the Company entered into a $250 million Project Loan and Letter of Credit Facility collateralised by the assets and off-take agreements of the Kevitsa project. The facility is available in two tranches – the first $175 million is required to be repaid in equal annual instalments over four years starting March 2013. The second $75 million is to repaid on September 30, 2017. There had been no drawdown under the facility as at December 31, 2011.

The KMP Finance Contract was established in 2003 to facilitate the completion of Kansanshi, comprising a €34 million subordinated facility provided by European Investment Bank. This facility had originally been fully drawn, but has been in part repaid, leaving a principal amount outstanding of 15.1 ($19.3) million Euros at December 31, 2011.

On January 25, 2012 KMP signed a five year $1 billion Term Loan and Revolving Credit Facility with a syndicate of commercial banks secured on the assets and the offtake agreements of the Kansanshi mine in Zambia.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company is an international mining company which has grown through a combination of exploration, development, operation, and acquisition of mining projects or companies with interests in mining projects and the production of London Metal Exchange (“LME”) grade “A” equivalent copper cathode, copper in concentrate, gold, sulphuric acid and nickel.

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “FM” and also trade on the main listing of London Stock Exchange (“LSE”) operated by the LSE under the symbol “FQM”. Equity options of the Company are listed for trading and trade on the Montreal Exchange under the root symbol “FM”. In July 2011 the Company also listed Depository Receipts in Zambia on the Lusaka Stock Exchange under the symbol “FQMZ”.

The Company’s principal activities include mineral exploration, development and mining. At present, its operations and development projects are located in Zambia, Mauritania, Finland, Australia and Peru.

The Company’s operations in Zambia include the Kansanshi mine (80% owned) and the Trident Project (100% owned), including the Sentinel Copper Project and Enterprise Nickel Prospect. The Bwana Mkubwa solvent extraction and electrowinning (“SX/EW”) facility (“Bwana”) (100% owned) suspended operations in September 2010 due to a lack of suitable oxide ore availability.

In Mauritania, the Company operates the (100% owned) Guelb Moghrein copper and gold mine (“Guelb Moghrein”), which began commercial production in October 2006.

On February 10, 2010, the Company acquired, by way of a Sale & Purchase Agreement, 100% ownership of the Ravensthorpe Nickel Operation (also known as “Ravensthorpe”) in Western Australia. Ravensthorpe is located approximately 550 kilometres south-east of Perth, Australia. It is an open cut mine and hydrometallurgical processing plant that uses proven technology to recover nickel and cobalt to produce a mixed nickel cobalt hydroxide intermediate product. Ravensthrope began commissioning in Q2 2011 and reached commercial production on December 28, 2011.

Construction at the Company’s (100% owned) Kevitsa Nickel-Copper-PGE mine in Finland was substantially completed in 2011 and commenced commissioning in early 2012. Commissioning is expected to be completed mid 2012.

In December 2010, the Company acquired all of the issued share capital in Antares Minerals Ltd., which held the 100% owned Haquira copper project located in southern Peru adjacent to Xstrata Copper’s Las Bambas copper-gold project. Exploration continues and construction is expected to begin in 2015 with production in 2017.

On January 2, 2012, the Company reached an agreement with Eurasian Natural Resources Corporation Plc (“ENRC”) to dispose of its residual claims and assets in respect of the Kolwezi Tailings project, and the Frontier and Lonshi mines and related exploration interests, all located in the Katanga Province of the Democratic Republic of Congo (“DRC”), and to settle all current legal matters relating to these interests for a total consideration of $1.25 billion (see “LEGAL PROCEEDINGS” for further details). This disposition closed on March 2, 2012, bringing to an end the Company’s investment in the DRC.

Development and Exploration Projects

In 2008, the Company acquired, through a wholly-owned subsidiary, 100% of Scandinavian Minerals Limited (“SML”) by way of a court-approved plan of arrangement. Prior to its acquisition by the Company, SML was a Canadian public company listed on the TSX and on the Frankfurt Freiverkehr market. The principal asset of SML is its 100% owned Kevitsa nickel-copper-PGE project in northern Finland (the “Kevitsa Project”), which the Company is currently commissioning (see “Development Projects – Kevitsa Project”).

On January 29, 2010, the Company acquired, by way of a court-approved scheme of arrangement (the “Scheme of Arrangement”), 100% of Kiwara Plc (“Kiwara”) (see “Significant Acquisitions”, “Development Projects – Sentinel Copper Project” and “Exploration – Sentinel Copper Project and Enterprise Nickel Prospect”). Prior to its acquisition by the Company, Kiwara was a mineral exploration and development company, focusing on base metals in Zambia, with its common shares being listed on the Johannesburg Stock Exchange (“JSE”) and the Alternative Investment Market (“AIM”) in London. Kiwara’s main asset is its 100% interest in mineral prospecting licenses on the periphery of the Kabombo Dome in the North Western Province, Zambia (the “License Area”). Following the Kiwara acquisition, the Company renamed the project the “Trident Project”, which includes the Sentinel copper deposit and Enterprise nickel deposit.

On December 16, 2010, the Company acquired, through a wholly-owned subsidiary, 100% of Antares Minerals Inc. (“Antares”), by way of a court-approved plan of arrangement (see “Significant Acquisitions” and “Exploration – Haquira Project”). Prior to its acquisition by the Company, Antares was a Canadian public company listed on the TSX Venture Exchange (the “TSX-V”). Antares’ principal asset is the 100% owned Haquira project located in southern Peru adjacent to Xstrata Copper’s Las Bambas copper-gold project. Haquira is one of the world’s major undeveloped copper deposits with excellent potential for the development of a large scale copper mine with production from both near-surface secondary copper mineralization amenable to SX-EW leaching and from a larger, underlying body of higher grade primary porphyry copper-molybdenum-gold-silver mineralization to be processed by a conventional mill/concentrator operation.

As at December 31, 2011, the Company employed approximately 8,061 employees (on a full or part-time basis) and consultants.

Three Year History

General

The Company has continued to grow and develop rapidly over the last three completed financial years. By the end of 2011, the Company owned all or a majority of the interests in three operating mines; Kansanshi, Guelb Moghrein and Ravensthorpe; and in three development projects, the Kevitsa, Sentinel and Haquira Projects.

Unfortunately, due to events in the DRC, construction at the Company’s copper-cobalt development project at Kolwezi was stopped in September 2009 following the closure of the site by the DRC government and then subsequently, the Company was forced to suspended its operations at the Frontier and Lonshi mines in August 2010. As noted, the Company completed the disposition of substantially all its DRC assets on March 2, 2012.

Between 2009 and 2010, the number of persons employed by the Company grew approximately 6% from 6,500 to 6,900. By the end of 2011, the persons employed by the Company grew almost 14.5% to 8,061. Net sales of the Company have increased 35.7% over the last three completed financial years, from $1.903 billion at December 31, 2009 to $2.583 billion by December 31, 2011.

The Company made a significant change in its growth profile in 2010. In early 2010, the Company acquired the Trident Project in Zambia. We then further diversified by acquiring the Haquira Exploration Project in Peru, as well as obtaining a 9.9% interest in Regulus, which held a 50% joint venture interest in the exploration of the Rio Grande Cu-Au-Ag porphyry project in Salta Province of Argentina. Both the Trident (Sentinel Copper Project) and Haquira have world class copper deposits which, when developed, will add significantly to the Company’s copper production.

In 2011 the Company focused on its current development projects. The rebuild Ravensthorpe was completed in mid-2011 and we achieved commercial production on December 28, 2011. The construction of the Kevista Project in northern Finland also progressed to near completion, with commissioning expected to be completed by mid 2012. Significant design and pre-construction development work commenced at the Sentinel Copper Project. Major drilling programs were also conducted at Kansanshi, Sentinel and the Enterprise Nickel Prospect.

The following is a more detailed summary of the general development of the Company’s business over the last three financial years:

2009

Due to the economic crisis in the latter part of 2008, the Company did not issue a final dividend for the 2008 fiscal period. On August 10, 2009, the Company announced that it would pay an interim dividend of Cdn$0.08 per common share to shareholders of record on August 28, 2009. The dividend was paid to shareholders on September 21, 2009.

In order to ensure the Company had sufficient cash resources to both fund ongoing working capital requirements and capital commitments and to take advantage of any acquisition opportunities as they arose, on April 6, 2009, the Company completed an equity financing that raised total proceeds of CDN$334,600,000. The Company marketed a public offering of its common shares, by way of a short form prospectus, at a price of CDN$37.00 per common share. The Company issued a total of 9,343,750 common shares, including shares issued on the exercise of the over-allotment option by the underwriters. The underwriting syndicate was led by Morgan Stanley and RBC Capital Markets, and included BMO Nesbitt Burns Inc., Scotia Capital Inc. and UBS Securities Canada Inc. All relevant disclosure documents are available on www.SEDAR.com.

On June 18, 2009, the Company completed a Convertible Bond offering that raised a total proceeds of $500 million, which included a $100 million upsizing of the offering and a $50 million over-allotment option (see “Credit Facilities”). All relevant disclosure documents are available on www.SEDAR.com.

2010

In 2010, the Company undertook a significant acquisition strategy, which included:

a)	In January 2010, the Company acquired all of the issued share capital of Kiwara which owned 85% of Kalumbila Minerals Limited (“Kalumbila Minerals”) and holds mineral property licences on the periphery of the Kabombo Dome in North Western Province, Zambia (which was renamed the Trident Project). Under the terms of the Kiwara acquisition agreement, the Company had options to acquire the remaining 15% interest in Kalumbila Minerals over three tranches. The Company acquired a further 10% interest in Kalumbila Minerals in February 2010, a further 1% interest in May 2010, and the remaining 4% interest in November 2010;

b)	In February 2010, the Company acquired the remaining 20% of Mauritanian Copper Mines S.A. (“MCM”) from Guelb Moghrein Mines d’Akjoujt (“GEMAK”) and General Gold Ltd. (“GGL”). The total consideration paid was $63 million;

c)	Also in February 2010, the Company acquired BHP Billiton’s Ravensthorpe nickel operation in Western Australia, approximately 550 kilometres south-east of Perth, Australia. It is an open cut mine and hydrometallurgical process plant that uses proven technology to recover nickel and cobalt to produce a mixed nickel cobalt hydroxide intermediate product; and

d)	In December 2010, the Company acquired all of the issued share capital in Antares, which held the 100% owned Haquira project located in southern Peru adjacent to Xstrata Copper’s Las Bambas copper-gold project. As a result of this acquisition, the Company also acquired a 9.9% interest in Regulus.

On March 16, 2010, the Company announced that it would pay a final dividend of Cdn$0.512 per common share to shareholders of record on April 15, 2010. The dividend was paid to shareholders on May 6, 2010. On August 10, 2010, the Company announced that it would pay an interim dividend of Cdn$0.197 per common share to shareholders of record on August 27, 2010. The dividend was paid to shareholders on September 20, 2010.

On November 9, 2010, the Company sold its non-core 16.13% shareholding of Equinox, consisting of 114,132,300 common shares. Net proceeds from the sale were approximately Cdn$653 million, and a realized gain of $510.8 million.

2011

On March 15, 2011, the Company announced that it would pay a final dividend of Cdn$0.603 per common share to shareholders of record on April 14, 2011. The dividend was paid to shareholders on May 5, 2011. On August 8, 2011, the Company announced that it would pay an interim dividend of Cdn$0.0533 per common share to shareholders of record on August 29, 2011. The dividend was paid to shareholders on September 20, 2011.

On July 19, 2011, the Company announced that 125,679 new common shares of the Company were issued in connection with a listing of depositary receipts on the Lusaka Stock Exchange in Zambia under ticker symbol “FQMZ”.

On July 27, 2011, the Company announced a voluntary incentive payment offer to bondholders in relation to its $500 million, 6% Convertible Bonds issued in 2009 and due in 2014. 99.98% of the outstanding bondholders accepted the incentive invitation and the Company issued 8,955,547 new common shares on August 4, 2011. The remaining outstanding Convertible Bond was converted into 8,957 common shares on December 5, 2011.

On July 29, 2011, a special meeting of shareholders was held to pass a resolution approving a subdivision of the Company’s issued and outstanding common shares on a five-for-one basis. On August 11, 2011 all shareholders of record on August 2, 2011 received four additional common shares for each common share held on such date.

Significant Acquisitions

Kiwara

On November 23, 2009, the Company announced it had entered into an implementation agreement whereby the Company would acquire from shareholders of Kiwara the entire issued share capital of Kiwara (the “Offer”) by way of a Scheme of Arrangement, subject to shareholder and court approval. The acquisition was on the basis that Kiwara shareholders would receive 0.0085 shares of the Company and £0.375 for every Kiwara share held. Prior to the Scheme of Arrangement, Kiwara was a UK public company listed on the JSE and AIM.

In mid-December 2009, a Scheme Circular was posted to Kiwara shareholders. The shareholders’ meeting and court meeting to approve the Scheme of Arrangement were held on January 11, 2010. The Scheme of Arrangement was approved by 100% of the Kiwara shareholders who voted at the shareholders’ meeting (being 78% of all Kiwara shareholders on the register).

On January 28, 2010, the Company made an application to the High Court of England and Wales to sanction the Scheme of Arrangement. The High Court approved the sanctioning of the Scheme of Arrangement (the “Court Order”) and the Court Order was delivered to the Registrar of Companies in England and Wales on January 29, 2010. On January 29, 2010, the Scheme of Arrangement became effective. Trading of Kiwara shares on the AIM and JSE was cancelled on February 1, 2010 and February 9, 2010 respectively. The shares of the Company issued to former Kiwara holders began trading on the LSE and TSX on February 1, 2010.

The Company paid an aggregate of 1,864,960 common shares of the Company and £75,451,154 cash to Kiwara shareholders and option/warrant holders. As a result of the acquisition, the Company acquired an 85% interest in Kalumbila Minerals. The Company also acquired options, through its wholly-owned subsidiaries, Kiwara Resources Limited and Kiwara Resources Zambia Limited (collectively the “Kiwara Companies”), to acquire the remaining 15% interest in Kalumbila Minerals from LM Engineering Ltd. (“LM Engineering”). On February 12, 2010, the Kiwara Companies exercised two of the options to purchase 10% of the issued share capital of Kalumbila Minerals from LM Engineering, by paying LM Engineering £5.91 million and issued 20,400 common shares of the Company as consideration for the additional 10% interest. On May 8, 2010, the Kiwara Companies paid an additional £3 million to acquire a further 1% interest in Kalumbila Minerals from LM Engineering. The remaining 4% interest was acquired from LM Engineering on November 9, 2010 for payment of £3.5 million.

Ravensthorpe

On December 8, 2009, the Company announced it had entered into a binding agreement with BHP Billiton to acquire the Ravensthorpe Nickel Operation in Western Australia for $340 million, conditional on receiving certain government approvals. After the Company received the requisite approvals for the acquisition, the transaction was completed on February 10, 2010.

The Company also announced it was planning on spending 12 months constructing two crushing plants in the modification of the crushing, conveying, stockpile and reclaim areas of the plant, with an additional six months of commissioning and ramp-up. The rebuild of the Ravensthorpe Nickel Operation was completed in mid 2011 and achieved commercial production on December 28, 2011. The capital requirement to complete the rebuild and bring it into commercial production was $370 million. From the start of commissioning to the end of the year, Ravensthorpe produced approximately 5,700 tonnes and sold approximately 1,400 tonnes of nickel.

MCM

On February 11, 2010, the Company, through its wholly-owned subsidiary, Mauritan Holdings Ltd. (“MHL”), acquired the remaining 20% of MCM from GEMAK and GGL. The total consideration paid was $63 million.

Antares

On October 18, 2010, the Company announced it had entered into a definitive agreement whereby the Company, through a wholly-owned subsidiary, would acquire from shareholders of Antares the entire issued share capital of Antares by way of a plan of arrangement, subject to shareholder and court approval. The acquisition was on the basis that Antares shareholders would receive 0.07619 of a common share of the Company or Cdn$6.35 for every Antares share they held. Prior to the plan of arrangement, Antares was a Canadian public company listed on TSX-V.

The Court of Queen’s Bench of Alberta approved the plan of arrangement and the shareholders’ meeting to approve same was held on December 10, 2010. The plan of arrangement was approved by 100% of the shareholders who voted at the shareholders’ meeting.

As part of the transaction, Antares’ 50% interest in the Rio Grande project located in Salta Province, northwestern Argentina, was spun out into a new exploration company, Regulus, together with Cdn$5 million in cash. Antares shareholders received their pro-rata share of Regulus shares, with the share capital being owned 90.1% by existing Antares shareholders in aggregate and 9.9% by First Quantum.

On December 16, 2010, the plan of arrangement became effective. Trading of Antares’ common shares on the TSX-V was cancelled on December 20, 2010. The Regulus common shares were listed on the TSX-V on December 20, 2010 under the symbol “REG” at an opening price of Cdn$0.75 per common share.

The Company paid an aggregate of 5,481,963 common shares of the Company and Cdn$2.6 million cash to Antares shareholders and optionholders.

On February 23, 2012 Regulus announced a merger with Pachamama Resources Ltd., its joint venture partner in the Rio Grande Project. On February 8, 2012 Regulus also made an offering of subscription receipts for $20,000,000. The Company subscribed for an additional 5,652,000 common shares of the merged Regulus to maintain its shareholding at approximately 9.85%.

DESCRIPTION OF THE BUSINESS

Overview

Copper

The Company’s primary product is copper. In 2011, the Company produced 265,575 tonnes of copper. Copper has a wide range of applications because of its many useful properties. It is malleable, durable, strong and resistant to heat. Copper is also one of the most efficient conductors of electricity and heat.

Copper is used to manufacture copper wire, copper products and copper alloy products. Wire and cable copper is used for or formed into general industrial cable, utility power cable, telecommunications cable, insulated wire and winding wire for electrical motors. Wire and copper cable is also used in heating and air conditioning systems, plumbing, roofing, and brass fittings. For electrical and electronic devices in common usage such as televisions, radios, lighting, computers and mobile phones, copper wiring is used for electrical leads, adapters, transformers and motors. Copper compounds and chemicals are used to protect plants and crops and to preserve wood.

Copper tubing for plumbing, heating systems, air conditioners and refrigerators accounts for a significant use of copper. Copper may also be used in alloy products which include copper sheet and strips and brass fixtures used for building fixtures and fittings.

The price of copper is primarily determined by changes in supply and demand, which are in turn affected and determined by global economic conditions. Copper consumption by Asian countries has increased demand for the metal and, in the last few years, has led to higher prices.

Gold

The Company also engages in the production of gold at both Kansanshi and Guelb Moghrein. In 2011, the Company produced 175,225 oz of gold.

In addition to its common use in jewellry, gold has may other important uses. Gold plays an important role in modern health applications and research. Gold is used in medicines, lasers, thermometres and genetic research. Gold is the most ductile metal and is a good conductor of heat and electricity. It is used in computers, telecommunication, digital technology, and has important applications for space exploration.

Nickel

Nickel is pre-eminently an alloy metal, and its chief use is in the nickel steels and nickel cast irons, of which there are many varieties. Nickel is used in many industrial and consumer products, including stainless steel, magnets, coinage, rechargeable batteries, electric guitar strings and special alloys. It is also used for plating and as a green tint in glass.

The Company has commenced construction on the Kevitsa project in northern Finland and recently acquired the Ravensthorpe Nickel Operation in Western Australia. Ravensthorpe commenced commissioning in the second half of 2011 and reached commercial production on December 28, 2011. From the start of commissioning to the end of 2011 Ravensthorpe produced approximately 5,666 tonnes. In 2012, Ravensthorpe is expected to produce between 33,000 and 36,000 tonnes of nickel.

Construction at Kevitsa was also substantially completed in 2011 and commenced commissioning in early 2012. Commissioning is expected to be completed mid 2012. Once both projects are in full production, the Company estimates that it will be producing in excess of 50,000 tonnes of nickel per year.

Operations

Information on production forecasts for each of the Company’s producing divisions (Kansanshi, Guelb Moghrein and Ravensthorpe) is contained under “Outlook” in the Company’s Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2011, which is available for review on SEDAR at www.sedar.com. Except as otherwise set out in this AIF, scientific and technical information in this AIF relating to the Company’s properties and development projects and has been reviewed and verified on behalf of the Company by Mr. John Gregory, Group Consultant, Mining, of the Company. Mr. Gregory is a qualified person under National Instrument 43-101- Standards for Disclosure for Mineral Properties (“NI 43-101”). Reserves at Kansanshi are based on $2.25/lb Cu and $800/oz gold. Reserves at Guelb Moghrein are based on $3.00/lb Cu and $1200/oz gold. Reserves at Ravensthorpe are based on $6.00/lb Ni.

Kansanshi

The information on Kansanshi contained in this AIF is based in part on a technical report dated as of February 7, 2005 prepared by Anthony Cameron in accordance with the requirements of NI 43-101. Mr. Cameron is a qualified person under NI 43-101 and has verified the data. The technical report is available for review on SEDAR at www.sedar.com.

History

Kansanshi is the site of one of the oldest copper mines in Zambia and dates back to the fourth century A.D. It has been mined intermittently since that time by various parties including Zambian Consolidated Copper Mines (“ZCCM”) which, in 1969, approved the development of an open pit mine to treat high grade oxide ore. Due to economic conditions at the time, the processing project was halted and only mining was conducted at the site until April of 1986, when mining operations ceased due to economic conditions. In 1988, after a resumption of mining operations, ZCCM constructed a small sulphide flotation concentrator to treat ore which was transported offsite for smelting. In 1998, ZCCM formally ceased operations at Kansanshi and initiated closure and reclamation activities.

Subsequently, Cyprus Amax Minerals Corporation (“Cyprus Amax”) acquired a majority of the ownership of surface leases and selected assets associated with Kansanshi from ZCCM and the Government of the Republic of Zambia (“GRZ”). After completion of metallurgical test work and a feasibility study to determine the potential for a 124,000 tpa copper production site, Cyprus Amax was acquired by Phelps Dodge Corporation in 1999.

The Company purchased its 80% interest in Kansanshi from Cyprus Amax in August of 2001. Payment by the Company consisted of an initial payment of $2.5 million in cash, together with the issuance of 1.4 million common shares in the Company. The market value of the 1.4 million common shares was determined 30 days after the commencement of commercial production at Kansanshi and the difference between the value established and $25 million was paid as an additional cash payment to Cyprus Amax. A further amount of $2 million was paid to a subsidiary of ZCCM, which continues to hold a 20% interest in Kansanshi. The Company also agreed to pay a further $4 million to ZCCM when a decision was reached to proceed with the project. Commercial production at Kansanshi was achieved in April of 2005.

Property and Ownership Interest

The Company has an 80% interest in Kansanshi which it holds through a subsidiary, Kansanshi Mining PLC. The remaining 20% is owned by a subsidiary of ZCCM. All surface rights necessary to develop and operate the project have been obtained and include four leases governing in excess of 7,000 hectares, which secure access to active mining areas. The right to mine is governed by a large scale mining license granted in March 1997, which has a term of 25 years. It allows for the exploration and mining of copper and various other minerals and applies to an area of approximately 21,593 hectares.

Location, Access and Infrastructure

Kansanshi is located approximately 10 kilometres north of the town of Solwezi, the capital of the Northwestern Province in Zambia, and 18 kilometres south of the border with the DRC. The Solwezi district of Zambia has an estimated population of 200,000, the majority of whom live in rural areas surrounding Solwezi. Chingola, a town located in the Zambian portion of the Copperbelt, is approximately 180 kilometres to the southeast of Kansanshi.

Prior to commencing construction at Kansanshi, the infrastructure in the Solwezi area was poor. Power supplies were limited and inadequate for the development of the mine. Roads, airport, hospitals and schools were in need of significant upgrades. As a result, the Company undertook a number of measures to improve infrastructure including the signing of a connection agreement with ZESCO Limited (the Zambian power utility) for the construction and supply of a new power line to service Kansanshi and the upgrading of the main road from Solwezi to Kansanshi. Both projects were completed in 2004. The main road from Chingola to Solwezi, a paved highway, was repaired in 2002 and is adequate for construction and ongoing operational requirements. An existing airstrip near Solwezi is equipped with a full-time tower and radio control. The airport has been rehabilitated to accommodate increased usage by small charter aircraft. The climate at Kansanshi is temperate humid, with average annual precipitation of approximately 1,400 millimetres. Kansanshi is situated at an elevation of 1,460 metres above sea level. Vegetation includes a mixture of open savannah grassland, tropical dry forest, savannah and marsh.

As a result of the efforts of the Company and others, Kansanshi has access to infrastructure (such as power, water and waste disposal areas) for its operations.

Geological Setting and Mineralization

The deposit at Kansanshi occurs within a broad, northwest trending, north-west closing antiform, which can be traced for approximately 12 kilometres. Kansanshi is a vein deposit developed within a tectonised rock sequence and, as such, constitutes a major mineralization control. The main veins and vein swarms dip sub-vertically, perpendicular to the fold axes, in the plane of maximum extension.

A major north-south trending and well mineralized zone of complicated faulting, abundant vein injection, breccia development and down-dropped rock units lie within the area delineated by Kansanshi’s mining license. Copper mineralization at Kansanshi occurs as vein-specific mineralization within and immediately adjacent to mesoscopic veins; as stratiform or concordant mineralization in thin bands and veinlets parallel to bedding/foliation; and as disseminated mineralization associated with albite-carbonate alteration. Brecciated zones may also be mineralized, but usually only within oxidized and supergene enrichment horizons, which display a complicated spatial distribution of secondary copper minerals.

Primary copper sulphide mineralization is dominated by chalcopyrite, with very minor bornite, accompanied by relatively minor pyrite and pyrrhotite. Oxide mineralization is dominated by chrysocolla with malachite, limonite and cupriferous goethite. The mixed zone includes both oxide and primary mineralization but also carries significant chalcocite, minor native copper and tenorite. Some copper appears to be carried in clay and mica minerals, where it is essentially refractory.

Labour

At December 31, 2011, Kansanshi employed 1,635 persons. The local labour force is unionized.

Mining and Processing

Mining is carried out in two open pits, Main and Northwest (“NW”), using conventional open pit methods and employing hydraulic excavators and a fleet of haul trucks. Ore treatment is flexible to allow for variation in ore type either through an oxide circuit, a sulphide circuit and a transitional ore “mixed float” circuit with facilities to beneficiate flotation concentrate to final cathode via the HPL circuit.

Sulphide ore is treated via crushing, milling and flotation to produce copper in concentrate. The expansion of the sulphide milling circuit (S2) was commissioned in Q4, 2008, to maintain finished copper production as oxide ore is depleted and sulphide ore grades begin to fall as the mining horizon deepens. The successful achievement of production goals with the sulphide expansion circuit and successful completion of test work aimed at achieving economic recoveries from transitional mixed ores allowed a switch to mixed ore treatment through the original sulphide circuit (S1), with dedicated treatment of sulphide ore in the expansion circuit only. This positioned Kansanshi to economically process all significant in situ ore types and significantly reduced mining costs as transitional ores are no longer moved to stockpile and value is realized immediately. Additional flotation cleaning capacity, in conjunction with added capacity provided by in-circuit crushing for the new mill circuit, was added in Q1 2010, which further increased capacity, flexibility and efficiency.

Oxide ore is treated via crushing, milling, flotation, leaching and the SX/EW process to produce a sulphidic and gold bearing flotation concentrate as well as electro-won cathode copper. The construction of a fourth Electro winning facility commenced in 2007 and was commissioned early Q3 2008, and, alongside a third SX train, provides extra capacity to handle the additional copper input from the HPL circuit.

The HPL is used to treat a portion of the increased copper concentrate by processing the concentrate in the autoclaves by oxidation and leaching.

In 2009, HPL switched from treating Kansanshi concentrate to Frontier concentrate on a toll treatment basis. The change in processing concentrate from Kansanshi avoided the loss of payable gold in the concentrate treated. After the closure of Frontier operations, test work indicated that gravity gold recovery was possible on HPL residues and an acid resistant gravity concentrator was installed.

Gold recovery by gravity was expanded by the addition of 4 new gravity concentrators in April 2010, thus providing 2 concentrators per milling train, and increasing gold recovery from all ore types. Gemini tables were installed to treat the gravity concentrates and produce a high grade concentrate for direct smelting to gold bullion.

At the Kansanshi operation, a number of projects are planned to expand annual copper production capacity from 230,000 tonnes achieved in 2011 to 400,000 tonnes of copper in 2015 . The expansion will be implemented in three phases.

Phase 1 comprises expansion of the treatment capacity of the oxide circuit by 20% to 7.2 million tonnes throughput per annum. The expansion will include the use of equipment from the closed Bwana Mkubwa copper SX/EW plant as well as new equipment and materials. Phase 1 has a capital budget of US$32 million. Construction is well advanced and the plant will be commissioned progressively from March 2012. The final section of the project comprising the mill upgrade will be reliant on the availability of additional acid to leach the oxide ore. This acid production will be sourced from a new acid plant currently under construction which is expected to be completed in July 2012.

Phase 2 is planned to increase the oxide treatment capacity to 15 million tonnes per annum. Design and construction are underway and the project is scheduled to be commissioned in March 2013. The project has a capital budget of US$200 million. Phase 2 will involve the milling of oxide ore through the existing oxide mills and the original sulphide milling circuit (currently being used for mixed ore treatment). Mixed ore and sulphide ore will be campaigned through the second sulphide circuit (S2) until phase 3 of the expansion is in place, when sulphide ore will be milled in a new milling circuit (S3), and mixed ore will be milled through the second sulphide milling circuit.

Phase 3 of the expansion is planned to comprise construction of a new sulphide concentrator with a planned annual throughput of 16 million tonnes per annum of ore through a single stage SAG mill, with expansion capability to 25 million tonnes per annum by addition of a ball mill in the future. The Company is aiming to complete Phase 3 by the end of 2014.

At the conclusion of phase 3, Kansanshi will have the capability of treating up to 15 million tonnes per annum of oxide ore (depending on availability of acid), approximately 14 million tonnes per annum of mixed ores, and 16 million tonnes per annum of sulphide material.

A copper smelter with a capacity to treat 1.2 million tonnes per annum of concentrate will be constructed at Kansanshi. This Project has been approved by the Company’s Board of Directors, detailed design work has commenced, and construction will commence in 2012. The Smelter Project is planned for completion in 2014, and will produce 300,000 tonnes per annum of blister copper and 1,000,000 tonnes per annum of acid. Acid supply for the increased oxide throughput will be provided from this new smelter.

The expansion plans for Kansanshi are based on the extensive delineation and near mine geological drilling programs that have been undertaken in 2010 and 2011. Some 160,000 metres of drilling was completed by the end of 2011 and the program continues during 2012. An interim geological resource is currently being finalised and will be completed by mid-2012. This will allow detailed planning for the sulphide expansion to commence and a final resource updated is expected in 2013. This drilling has focused on the NW Pit, the Main Pit plus the new Southeast Dome region.

Additional mining fleet has been procured and deliveries have commenced, and this will allow the rate of mining to ultimately increase to 80 BMCM per annum. This will subsequently enable additional cut back works to be undertaken, which will be necessary to open up the working areas of each mine and provide flexibility of feed for each ore type. The trolley assist program has commenced and trials with the initial purpose built trolley assist trucks have commenced at the Main Pit. The final trolley assist truck fleet, including the conversion of some of the existing units, will be completed during 2013.

Mining Review

Certain mining statistics for the years ended December 31, 2010 to December 31, 2011 are set out in the following table:

	Unit	2011	2010
Waste Mined	‘000 Tonnes	52,307	23,847
Ore Mined	‘000 Tonnes	25,962	23,045
Ore Grade Mined	%Cu	1.34	1.3
Strip Ratio		2:24	1:01

Production Review

Production statistics for the years ended December 31, 2010 to December 31, 2011 are set out in the following table:

	Unit	2011	2010
Sulphide Ore Processed	‘000 Tonnes	8,855	10,382
Mixed Ore Processed	‘000 Tonnes	8,377	5,462
Oxide Ore Processed	‘000 Tonnes	6,072	5,674
Sulphide Copper Grade	%Cu	0.8	0.9
Oxide Copper Grade	%Cu	2.3	2.2
Copper in Concentrate Produced	Tonnes	133,803	144,442
Copper Cathode Production	Tonnes	96,492	90,466
Cash Cost Copper(1)	$/lb	1.41	1.10
Total Cost Copper	$/lb	1.70	1.31

(1)	Cash cost copper amounts have been arrived at net of gold credits.

Permits

Kansanshi holds all necessary Zambian permits required to carry out its operations and operated in material compliance in 2012.

Sales

Sales from Kansanshi arise from the sale of copper cathode produced on site and from the toll treatment of copper concentrate production at a Zambian smelter. Total copper cathode production is sold under off-take agreements with two parties, one governing the sale of approximately 75% of production and the other governing the sale of approximately 25% of production. Copper concentrate is also treated through the pressure leach facility. Copper concentrates are sold to two Zambian smelters.

A summary of the revenues for the past two years attributable to the Kansanshi division are as follows:

Revenues
Year	(Millions)
2011	$2,048.0
2010	$1,653.9

Mineral Resource and Reserves

The Kansanshi open pit operations located at Solwezi in the northwest province of Zambia mine both oxide and sulphide copper bearing ore. The sulphide processing plant was commissioned in late 2004 and both oxide and sulphide treatment started in 2005. Since that time up until December 2008, the original Mineral Resource, as defined by GDR Minproc, was depleted to make allowance for annual ore production.

The current Mineral Resources and Reserves as at December 31, 2011 for Kansanshi have been developed using industry accepted depletion techniques and these are shown below in sections 1.1 and 1.2 respectively.

Delineation and near mine exploration drilling has continued during 2011 and will continue during 2012. An update of the Mineral Resource is currently being prepared and is expected to be issued by mid-2012. An estimate of the Mineral Reserves will also be undertaken during this period using a copper price of $3.00/lb and gold price of $1200/oz.

Mineral Resource

Table 1.1 Combined MAIN and NW deposits – as at December 31st, 2011

Cut-off Grade % Cu (t)	Tonnage (Mt)	Cu (t) %	As Cu %	Au (g/t)
Measured Resource
0.3	62.4	1.16	0.51	0.17
0.5	38.2	1.53	0.73	0.21
Indicated Resource
0.3	274.1	1.08	0.41	0.12
0.5	159.1	1.54	0.63	0.17
Total measure/indicated
0.3	336.5	1.10	0.44	0.13
0.5	197.3	1.54	0.66	0.18
Inferred Resource
0.3	161.4	0.75	0.20	0.04
0.5	77.6	1.15	0.34	0.06
TOTAL RESOURCE
0.3	497.9	1.00	0.36	0.11
0.5	274.9	1.45	0.59	0.15

This Mineral Resource as at December 31, 2011 has been delineated and verified by independent geologist Gayle Hanssen of the consulting group DMS based in Harare Zimbabwe. Gayle Hanssen is a qualified person under NI 43-101 and holds the following valid qualifications: BSc (Hons) Natal – Pr.Sci.Nat and is a member of SACNASP.

The classification of the Mineral Resource is based on the relative distribution of the copper mineralization. Gold is generally considered to be of a lower classification category, however gold has been included in the above table to allow effective planning and scheduling to be undertaken. All stockpiled ore has been excluded from the above table 1.1.

Mineral Reserve

The following Mineral Reserves are defined by the final pit designs which are based on the 2010 Mineral Reserves depleted for the 2011 actual production.

Table 1.2 MAIN and NW as at December 31, 2011 – includes Au & CoG of 0.28%TCu

Class / Pit	Leach Ore				Mixed Float				Sulphide
	Ore (Mt)	TCu (%)	AsCu (%)	*Au (g/t)	Ore (Mt)	TCu (%)	AsCu (%)	*Au (g/t)	Ore (Mt)	TCu (%)	*Au (g/t)
Main Proved	16.10	1.860	1.28	0.14	12.80	0.88	0.19	0.36	18.80	0.58	0.14
Main Probable	29.3	1.85	1.30	0.18	40.00	1.02	0.22	0.20	75.30	0.67	0.13

Total Main Pit	45.30	1.86	1.29	0.16	52.80	0.98	0.21	0.24	94.10	0.65	0.13

NW Proved	1.90	2.85	2.35	0.35	4.10	1.30	0.21	0.29	6.80	1.04	0.08
NW Probable	8.50	1.96	1.48	0.19	8.20	1.62	0.26	0.21	39.70	1.06	0.06

Total NW Pit	10.30	2.12	1.64	0.22	12.20	1.51	0.25	0.24	46.50	1.06	0.06

Total Proved	17.90	1.96	1.39	0.16	16.90	0.98	0.19	0.34	25.50	0.70	0.12
Total Probable	37.70	1.88	1.34	0.18	48.20	1.12	0.23	0.20	115.10	0.80	0.11

Total Reserve	55.70	1.90	1.36	0.17	65.10	1.08	0.22	0.24	140.60	0.78	0.11

The final pit designs utilised to identify the Mineral Reserve as at December 31, 2011, have been verified by independent consulting Mining Engineer, Anthony Cameron of A&J Cameron and Associates based in Perth Australia. Anthony Cameron is a qualified person and holds the following valid qualifications: BE (Mining), Grad Dip Bus, M Comm. Law and is a fellow of the AusIMM. Reserves at Kansanshi are based on $2.25/lb Cu and $800/oz gold.

Summary - Combined Mineral Reserves at Kansanshi:

Total tonnes: 261,370,000

T Cu: 1.10%

AsCu: 0.74% (Leach and mixed ore only)

Au g/t: 0.15

Strip ratio (waste tonnes: ore tonnes): 2.11

LoM using Mineral Reserves: 10.9 years (Ore feed rate – 24 Mtpa)

Stockpiles (not included in Reserves above): Oxide 9.3 Mt @ 0.86% TCu, Mixed 8.7 Mt @ 0.88% TCu, Sulphide 4.7 Mt @ 0.57% TCu.

There is less geological confidence associated with gold, which is due to the smaller data set plus the sporadic or “nugget” occurrence. Although gold is estimated for each category of the Mineral Resource (refer to table 1.1 above) at this stage the gold has been classified as inferred in the overall Mineral Resource.

Based on the historical production of gold at Kansanshi which has consistently produced more gold than defined by the Mineral Resource, it is necessary to consider the gold in the Mineral Reserves to allow effective mine planning, design and scheduling. However the reduced level of geological confidence should be acknowledged.

Drill samples collected for use in geological modelling and mineral resource estimation are under the direct supervision of the geology department at Kansanshi. Sample preparation and analyses are conducted by the Company, the Kansanshi laboratory and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drill hole collar, survey and assay information used in modelling and resource estimation are manually verified and approved by staff geologists prior to entry into the mine-wide database. The quality assurance procedures and assay protocols used in connection with drilling and sampling on the Kansanshi property conform to industry accepted quality control methods.

Mine Life

As at December 31, 2011, Kansanshi had an estimated mine life of 11 years.

Taxes and Royalties

The Company has a Development Agreement with the Zambian government that provides for a corporate tax rate of 25% and a royalty of 0.6%. However, the current rate of corporate income tax paid by the Company under Zambian legislation is approximately 30% of Kansanshi earnings plus a variable profits tax (8-14%) and a mineral royalty of 3.0% of gross sales is paid by Kansanshi on a monthly basis to the government of Zambia under the Mining Act. The rate for the mineral royalty will increase to 6% of gross sales from April 2012 onwards. In the Company’s view the Company’s legal position and rights under the Development Agreement to compensation for taxes and royalties paid in excess of those provided for under the Development Agreement has not changed and remains to be resolved.

Guelb Moghrein

The information on Guelb Moghrein contained in this AIF is based in part on a technical report dated March 18, 2008, prepared by Mr. Chris Bargmann in accordance with the requirements of NI 43-101. Mr. Bargmann is an independent qualified person under NI 43-101 and has verified the data. The technical report is available for review at www.SEDAR.com.

History

Copper-made tools and arrowheads dating from approximately 4000 to 6000 BC have been found in the Akjoujt area of Mauritania where Guelb Moghrein is located. Anglo American Corporation developed the Guelb Moghrein deposit in the early 1970s with an open pit and TORCO plant but had to close its operation in 1977 as a result of technical difficulties and high fuel prices. In 1995, a Mauritanian chartered company (GEMAK) attempted to develop Guelb Moghrein, but did not proceed beyond the production of a feasibility study in 1997. In November 2004, the Company signed an asset sale agreement which replaced a heads of agreement entered into in June 2004. The terms of the asset sale agreement included a $2 million payment on signing, a $3 million payment 12 months afterward (which was paid in December 2005), and a $5 million payment 24 months thereafter or upon commercial production (whichever was earlier), provided that if the Company withdrew from the arrangement, it had no obligation to pay the balance of the consideration. Site establishment and construction commenced in March 2005. Guelb Moghrein achieved commercial production in October 2006.

The $5 million payment was made by the Company in November of 2006 after achievement of commercial production.

Property Ownership and Interest

The Company holds a 100% interest in Guelb Moghrein which it holds through its subsidiary, MCM SA. The Company held an 80% majority interest until the remaining 20% was acquired in February 2010 from GEMAK SA and General Gold Ltd. The right to mine is governed by a large scale mining license, which applies to an area of 81 km2 and is valid until December 2042. Additionally, the mining operations are also regulated by a Convention d’Establishment (the “Convention”) with the Government of Mauritania. The Convention was renegotiated in 2009 and approved by parliament in November 2009. In addition to the Guelb Moghrein mining concession, the Company holds seven exploration concessions in the area around Guelb Moghrein, totalling 5, 576 km2 of ground. The Company also holds five exploration licenses in southern Mauritania covering a 3,321 square kilometre extension to the mineralized Mauritanides belt.

Location, Access and Infrastructure

Guelb Moghrein is located 250 kilometres northeast of the nation’s capital, Nouakchott, near the town of Akjoujt, and is accessible by paved highway. Akjoujt has a population of approximately 11,000 people. Guelb Moghrein consists of an open pit mineable copper and gold deposit located 141 metres above sea level. The climate is classed as desert with an average annual precipitation of 106 millimetres.

The mine site has no access to infrastructure (power, water and waste disposal) and all power requirements for the operation and water requirements for the mine, plant and town are provided by MCM.

Geological Setting and Mineralization

The Occidental deposit at Guelb Moghrein is considered to be an example of the Iron Oxide Copper Gold (IOCG) type deposit that, in terms of its structure and mineralogy, has common features with other IOCG deposits elsewhere in the world. The mineralization is predominantly hosted by ferromagnesian carbonates (FMC). The copper-gold mineralization is hosted primarily within chalcopyrite and pyrrhotite. Magnetite becomes abundant outside the sulphide rich zones of the FMC. The Occidental deposit extends approximately 600 metres along strike and dips to the southwest at 30º to 40º. The eastern and western flanks of the Occidental deposit are fault bounded and the deposit is open at depth.

Labour

At December 31, 2011, Guelb Moghrein employed 1,541 persons.

Mining and Processing

Mining at Guelb Moghrein started in April 2006. Commissioning of the copper flotation plant commenced in July 2006 and commercial production began in October 2006. In October 2009 the mining rate was increased to 3.8 million tonnes of ore per year at a strip ratio of 3:1 (waste: ore). On average sufficient ore is stockpiled for two to three month’s feed to the plant.

Mining at Guelb Moghrein is carried out in a single open pit using hydraulic excavators and mechanical drive haul trucks. Sulphide ore is treated in the processing plant at Guelb Moghrein to produce a copper-gold concentrate from the copper flotation circuit and doré bullion from the gold flotation/CIL circuit.

The plant currently produces approximately 17,000 tonnes of concentrate per month at a grade 22.5% copper with credits received for gold in concentrate, and gold in bullion.

The main focus going forward is the optimization of the plant to 3.8 million tonnes per year. A combination of increased production and enhanced recoveries will allow annual copper production to rise to approximately 41,000 tonnes.

Ongoing exploration at and nearby Guelb Moghrein is focused on identifying additional feedstock to extend the life of the operation.

Mineral Resource

The geological model initially developed by independent geological consultants Snowden Mining Industry Consultants Ltd (Snowden) and updated by independent resource consultants CSA Global (UK) Ltd has been subsequently depleted to reflect the 2011 annual production.

Table 2.1 Mineral Resources at 0.5% Cu cut-off (as at December 31, 2011)

Ore Type	Classification	Tonnes	Cu %	Au g/t
SULPHIDE	Measured	8,770,000	1.35	0.76
	Indicated	22,170,000	1.12	0.78

	Total	30,940,000	1.18	0.77

	Inferred	4,070,000	0.95	0.72
OXIDE	Measured	—	—	—
	Indicated	120,000	1.58	1.30

	Total	120,000	1.58	1.30

	Inferred	2,820,000	0.93	1.40

This Mineral Resource has been derived from the December 31 2009 model that was developed by independent geologist Christopher Bargmann, formerly of the consulting group Snowden Pty Ltd based in London UK. Chris Bargmann is a qualified person under NI 43-101 with the following valid qualifications: FGS (CGeol) MAusIMM and has verified the data. The model was updated by Galen White, Principal Resource Consultant with CSA Global (UK) Ltd. Galen White is a qualified person under NI 43-101; he holds the following valid qualifications: BSc(Hons), FAusIMM, FGS. The change of Resources Consultants to CSA Global (UK ) Ltd was due to Chris Bargmann leaving Snowden and the closure of the Snowden London office. This Mineral Resource has been depleted to reflect the 2011 actual production.

Mineral Reserve

Reserves are based on a copper equivalent grade of 0.46% copper using a copper price of $3.00/lb and gold price of $1200/oz. The optimisation that was used to identify the Reserves was conducted in mid-2011. Surface stockpiles above cut-off are also included in the Reserve.

Low grade stockpiles are shown to be economic at the 0.46% copper cut-off grade. Hence these stockpiles can be considered to be part of the Mineral Reserves. Low grade stockpiles amount to 4,125,000 tonnes at 0.45% copper and 0.6 g/t gold. This would increase the total Reserves to 36,184,000 tonnes at 1.02% copper and 0.77 g/t gold. The remaining life of mine is therefore shown to be 9.5 years when all stockpiles are considered.

Table 2.2 Mineral Reserves – Estimate as at December 31 2011

	Ore Volume	Ore Tonnes	TCu%	Au g/t
Proved	2,581,000	9,502,000	1.18	0.70
Probable	5,331,000	19,598,000	1.06	0.78

Sub Total	7,912,000	29,100,000	1.10	0.76

High Grade Stockpiles Proved	1,121,000	2,960,000	1.04	1.09

Total Proved	3,702,000	12,462,000	1.14	0.80

Total Probable	5,331,000	19,598,000	1.06	0.78

TOTAL RESERVES	9,033,000	32,060,000	1.09	0.79

This Mineral Reserve as at December 31, 2011 has been delineated and verified by independent consulting Mining Engineer, Anthony Cameron of A&J Cameron and Associates based in Perth Australia. Anthony Cameron is a qualified person under NI 43-101 and holds the following valid qualifications: BE (Mining), Grad Dip Bus, M Comm. Law, and is a fellow of the AusIMM. Reserves are based on a copper equivalent grade of 0.462% copper using a copper price of $3.0/lb and gold price of $1200/oz gold. The optimisation that was used to identify the reserves was conducted in May 2011 using Snowden updated Resources model. It is anticipated that the newly updated resources model by CSA Global (UK) Ltd will be re-optimised in the first quarter of 2012. Surface stockpiles above cut-off are also included in the Reserve. Reserves at Guelb Moghrein are based on $3.00/lb Cu and $1200/oz gold.

Drill samples collected for use in geological modelling and mineral resource estimation are under the direct supervision of the geology department at Guelb Moghrein. Sample preparation and analyses are conducted by the Company, Guelb Moghrein laboratory and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drill hole collar, survey and assay information used in modelling and resource estimation are manually verified and approved by staff geologists prior to entry into the mine-wide database. The quality assurance procedures and assay protocols used in connection with drilling and sampling on the Guelb Moghrein property conform to industry accepted quality control methods.

Sales

A summary of the revenue for the past two years attributable to the Guelb Moghrein division is as follows:

Year	Revenue
(Millions)
2011	$346.2
2010	$274.4

Permits

Guelb Moghrein holds all necessary permits required to carry out its operations and operated in material compliance in 2011.

Mine Life

As at December 31, 2011, Guelb Moghrein had an estimated mine life of 9.5 years based on the updated reserves.

Taxes and Royalties

Guelb Moghrein’s tax holiday ends on 20th of February 2012 and the Company will then be subject to income tax at 25%. A mineral royalty of 3% on copper and 4% on gold of net sales is payable on a quarterly basis by Guelb Moghrein to the government of Mauritania, subject to capital allowances.

Ravensthorpe

The Mineral Resources and Reserves associated with the Ravensthorpe Nickel Operation, acquired by FQM in February 2010, reflect the most recent values prepared by BHPB at the time of the mine closure in January 2009. The Mineral Resources have subsequently been verified by FJ Hughes & Associates on behalf of FQM in a Technical Report dated December 2011.

History

Mining in Ravensthorpe predates the current nickel mine, with gold discoveries dating back to 1898. The town experienced a down turn after the First World War but mining for copper continued up until the 1970s. A railway line connected Ravensthorpe with the port of Hopetoun from 1901 to 1925, when the line was closed.

BHP Billiton commenced a feasibility study for Ravensthorpe Nickel Operation in 2002 for opening a nickel and cobalt mine and processing plant. The project was approved in 2004 and construction commenced shortly afterward. The plant known as the Ravensthorpe Nickel Operation was commissioned in late 2007 with first production occurring in October and the first 5,000 tonnes being produced by December 2007. The plant was officially opened in 2008. Production was expected to total 50,000 tonnes of nickel per year.

In January 2009, BHP Billiton announced that it was suspending production at the Ravensthorpe Nickel Operation mine indefinitely, due the reduction in world nickel prices caused by the global economic crisis and the LME nickel price dropped to as low as $8,810.00 per tonne in late 2008.

On December 8, 2009, the Company announced it entered into a binding agreement with BHP Billiton to acquire the Ravensthorpe Nickel Operation in Western Australia for $340 million, conditional on receiving certain government approvals. The Company received the requisite approvals for the acquisition and the transaction was completed on February 10, 2010.

Property and Ownership Interest

The Ravensthorpe Nickel Operation mineral rights are primarily held by the Company’s wholly owned subsidiary, FQM Australia Nickel PTY Ltd. The Ravensthorpe Nickel Operation’s assets, including most of the mineral rights, were previously owned by BHP Billiton, which was acquired through FQM’s acquisition in 2010. The Ravensthorpe mining licences held by the Company cover an area of 338 square kilometres.

Location, Access and Infrastructure

The Ravensthorpe Nickel Operation is located within the shire of Ravensthorpe, Western Australia, approximately 550 kilometres south-east of Perth. The facility is 35 kilometres east of the town of Ravensthorpe along the South Coast Highway and readily accessible by all weather road. The region features a flat to undulating sandplain, falling gradually to the coast 35 kilometres to the South. In the immediate facility of the Ravensthorpe Nickel Operation is Bandalup Hill, which forms a prominent rise above the surrounding sandplain. The Ravensthorpe Nickel Operation falls within the native vegetation conservation corridor known as the Bandalup corridor and the Fitzgerald River National Park is located approximately 25 kilometres to the South West.

Land use in the area is primarily wheat, sheep and cattle farming. The nearest residence is a house located 4.4 kilometres away from the Ravensthorpe Nickel processing facility.

Operations involve the open pit mining and beneficiation of nickel laterite ore, pressure acid leaching (PAL), atmospheric leaching (AL), counter current decantation (CCD), precipitation and filtration to produce a Mixed Hydroxide Precipitate (MHP) product, containing approximately 40% nickel and 1.4% cobalt on a dry basis. Sulphuric acid for the leaching process is produced on site in a 4400tpd sulphur burning, double absorption, Acid plant, with waste heat being recovered to produce steam via three 18MW steam turbines, for the generation of power and to provide heat for the leaching process. An additional 12MW of diesel generating capacity is installed. Final tailings from the CCD circuit is neutralised and pumped to the Tailings Storage Facility (TSF), which eventually will consist of three cells of approximately 190 hectares in plan area. Nickel in MHP is transported in sea containers from site, via the South Coast Highway, to the Port of Esperance (approximately 140 kilometres to the east) from where it is exported to market.

Ravensthorpe Nickel Operation accommodates its Fly in Fly out (FIFO) shift workers in an onsite camp and village, which has a capacity of 750 rooms, dry and wet mess with recreation facilities. Residential staff are housed in 165 company owned houses and units in the towns of Hopetoun and Ravensthorpe.

Geological Setting and Mineralization

The Ravensthorpe Nickel Operation currently embodies mineral resources defined at the Halleys, Hale-Bopp and Shoemaker-Levy nickel laterite deposits. The deposits are developed over Archaean ultramafic rocks on the eastern margin of the Ravensthorpe Greenstone Belt and extend over a strike distance of 17 kilometres. Nickel laterites have formed through prolonged deep weathering of the Bandalup Ultramafics, which comprise a north-northwest striking, serpentinised komatiite complex. Nickel and cobalt, present in the serpentinised komatiite, have been concentrated by weathering processes in the lateritic regolith. Residual and supergene accumulations of nickel, cobalt, manganese and iron have developed within sub-horizontal tabular zones in association with the extensive leaching of mobile elements (principally magnesium). The deposits display strong similarities in regolith geology and geochemistry, including textural and mineralogical attributes, a consequence of the fundamental link provided by the ultramafic sequence on which they are developed.

Recognised zones within the ultramafic derived profile include saprolite, clay, goethite/limonite, leached siliceous pedolith, lateritic residuum and surficial cover. Barren units, collectively referred to as ‘caprock’, overlie nickel-enriched zones and include the surficial cover, lateritic residuum and leached siliceous pedolith zones. The nickel-enriched zone forms a gently undulating blanket beneath the barren units, whilst cobalt mineralisation occurs mainly in a narrow zone generally towards the top of the nickel-enrichment zone in association with manganese accumulation. The majority of nickel mineralisation in the deposits is hosted in the goethite/limonite zone, whilst the upper levels of the saprolite zone is also commonly well mineralised. Well developed smectite clay zones are rare and tend to be associated with sheared and strongly serpentinised protolith units.

Labour

At December 31, 2011, Ravensthorpe employed 308 persons, plus contractors. The recruitment process continues for the Ravensthorpe Nickel Operation and it is expected it will eventually employ approximately 480 persons on a full time basis.

Mining and Processing

Ravensthorpe Nickel Operation is an open cut mine and hydrometallurgical processing plant that uses proven technology to recover nickel and cobalt to produce a mixed nickel cobalt hydroxide intermediate product. The Company expects the project’s average annual production of nickel metal will be approximately 39,000 tonnes for the first five years after recommencement of operations and an average annual production of 28,000 tonnes of nickel metal over the expected life of mine of 32 years.

Permits

Ravensthorpe Nickel Operation holds 27 mining permits (133 square kilometres), 2 granted exploration permits (31 square kilometres) and 2 exploration permit applications (174 square kilometres) covering a total area of 338 square kilometres. As well as the 100% owned tenements, Ravensthorpe has agreements in place with other companies for access to laterite nickel rights on a further 14 tenements totalling 423 square kilometres.

Mineral Resource

The Resource is summarised in the table below. This summary contains all measured, indicated and inferred material at the current mine Halleys, and future mining areas, Hale Bopp and Shoemaker Levy. The inferred mineralisation at the exploration targets of Shoemaker Levy North and Nindilbillup has also been included (See table 3.1.)

Significant stockpiles of both Saprolite and Limonite ore remain on surface which are included in the Mineral Resources and Recoverable Resource estimates, and which currently provide feed as the process plant ramps up.

Table 3.1—Mineral Resource

0.3% Ni cut-off (as at December 31, 2011)

Deposit	Classification		Tonnes (Mt)	Ni (%)	Co (%)	Mg (%)	Ca (%)	Al (%)	Fe (%)
Halleys	Measured	Insitu	52.1	0.86	0.03	7.1	0.9	1.0	12.2
		Stockpiles	5.8	0.73	0.03	6.4	1.1	1.0	11.4
	Indicated	Insitu	6.7	0.60	0.02	10.1	0.6	1.7	9.9

	Total		64.6	0.82	0.03	7.3	0.9	1.1	11.9

	Inferred	Insitu	4.8	0.41	0.01	15.6	1.1	0.4	6.4

Shoemaker-Levy	Measured	Insitu	63.1	0.62	0.03	4.6	1.2	1.9	13.9
	Indicated	Insitu	113.8	0.57	0.03	5.3	1.6	1.4	11.3

	Total		176.9	0.59	0.03	5.1	1.5	1.6	12.2

	Inferred	Insitu	15.0	0.44	0.02	11.3	1.7	1.5	7.8

Hale_Bopp	Indicated	Insitu	25.9	0.62	0.03	8.1	0.8	1.7	10.8

	Inferred	Insitu	37.6	0.55	0.03	10.7	0.4	1.5	9.5

Shoemaker-Levy North	Inferred	Insitu	31.4	0.55	0.02	4.7	0.8	2.2	11.3

Nindillbillup	Inferred	Insitu	25.3	0.53	0.02	7.6	0.4	2.2	11.7

Total Measured and Indicated Resources			267.4	0.65	0.03	5.9	1.3	1.5	12.0

Total Inferred Resources			114.1	0.53	0.02	8.6	0.8	1.9	10.1

This Mineral Resource was prepared by Independent Consultant and Qualified Person, Felicity Hughes of FJ Hughes & Associates – FAusIMM. Ms. Hughes is a qualified person under NI 43-101 with the following valid qualifications: MAIG, MAusIMM and has verified the data.

Mineral Reserves

The Reserves have been defined as the recoverable portion of the Resource contained within the life of mine pit profiles as developed by the previous owners BHP Billiton. These estimates are considered suitable for the initial start-up mine planning works and are currently considered as Potential Recoverable Resources by the Company. See table 3.2 below.

Table 3.2—Potential Recoverable Resources at December 31, 2011

Class	Volume Mm3	Density g/cm3	Tonnage Mt	Ni %	Co %	Fe %	Al %	Mg %	Ca %	CO3%	Cu ppm	Zn ppm
Measured	74.4	1.48	110.4	0.709	0.031	10.8	1.5	7.78	1.04	6.3	25	85
Indicated	89.1	1.46	130.3	0.552	0.025	10.9	1.5	5.66	1.47	7.9	23	73
Stockpile	4.1	1.40	5.8	0.729	0.029	11.4	1.0	6.39	1.12	17.1	19	78

Total Measured + Indicated	167.6	1.47	246.5	0.627	0.028	10.9	1.5	6.62	1.27	7.4	24	79

Inferred	16.0	1.55	24.9	0.561	0.024	10.3	2.2	6.76	0.92	7.0	27	61

The Recoverable Resources have been prepared by Independent Consultant and Qualified Person, Felicity Hughes of FJ Hughes & Associates – FAusIMM. Ms. Hughes is a qualified person under NI 43-101 with the following valid qualifications: MAIG, MAusIMM and has verified the data. Reserves at Ravensthorpe are based on $6.00/lb Ni.

In addition to the Recoverable resources shown above an additional approximately 250,000 tonnes of Saprolite and Limonite are contained within the process circuit within the “buffer ponds”.

Drill samples collected for use in geological modelling and mineral resource estimation are under the direct supervision of the geology department at Ravensthorpe Nickel Operation. Sample preparation and analyses are conducted by the Company, the Ravensthorpe Nickel Operation laboratory and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drill hole collar, survey and assay information used in modelling and resource estimation are manually verified and approved by staff geologists prior to entry into the mine-wide database. The quality assurance procedures and assay protocols used in connection with drilling and sampling at the Ravensthorpe Nickel Operation conform to industry accepted quality control methods.

Project Construction Timeframe and Key Financial Findings

The Company spent the last 12 months planning, designing and constructing numerous important modifications to the Ravensthorpe Nickel Operation plant. Various Environmental and Project Management Plans were obtained from the relevant authorities.

These modifications at the Ravensthorpe Nickel Operation, (which included crushing, conveying, stockpiles, reclaim, rejects handling and dewatering, buffer ponds, sands storage facility, product screening, MHP bagging plant, tailings storage facility, evaporation ponds, additional diesel generation) were successfully completed and pre-commissioning of the existing facility started at the end of June 2011.

The reconstructed crushing plants are performing to expectations and are consistently achieving the design throughputs. Both crushing plants have achieved 2000 tonnes per hour (“tph”) throughput rates. Both beneficiation plants have been re-commissioned, the surge ponds for beneficiated ore have been filled and are now in full operation. Reject product from the beneficiation plant has been successfully dewatered in the new dewatering section so that it can be readily conveyed and trucked. Saprolite and Limonite Beneficiation have achieved throughput rates as high as 550tph and 1200tph. These achievements confirm that the problem areas, identified prior to the acquisition of the project, within the crushing, beneficiation and rejects plants, have been successfully addressed.

The atmospheric leach (“AL”) plant was commissioned in September 2011 and since November 2011 is consistently operating at 34% above design and has operated at 48% above design rates for shorter periods. Both pressure acid leach (“PAL”) trains were also successfully brought on line during October 2011 and have achieved designed throughput. Both PAL trains have successfully completed 2-month long campaign runs and three-month campaign runs will be trialled in the near future.

Ravensthorpe Nickel Operation produced 5,666 tonnes of nickel in 2011 and ramping up as planned towards achieving the 39,000 tonnes per year throughput rate by end March 2012. The production forecast for 2012 is approximately 33,000 to 36,000 tonnes of nickel and an average of 39,000 tonnes of nickel annually for the first five years after commencement of operations.

Mining Review

Mining in 2011 took place entirely from previously developed stockpiles. Certain mining statistics for the year ended December 31, 2011 are set out in the following table:

	Unit	2011
Waste Mined	‘000 Tonnes	0
Saprolite Ore Mined	‘000 Tonnes	1,142
Limonite Ore Mined Total Ore Mined	‘000 Tonnes ‘000 Tonnes	1,629 2,771
Strip Ratio		n/a

Production Review

Production statistics for the year ended December 31, 2011 are set out in the following table:

	Unit	2011
Saprolite Ore Processed (Bene Feed)	‘000 Tonnes	1,069
Limonite Ore Processed (Bene Feed)	‘000 Tonnes	1,585
Saprolite Ni Grade	%Ni	0.84
Limonite Ni Grade	%Ni	0.72
MHP Produced	Tonnes	24,861
Ni in MHP Production	Tonnes	5,666

Permits

Ravensthorpe Nickel Operation holds all necessary Australian permits required to carry out its operations and operated in material compliance in 2011.

Mine Life

Ravensthorpe Nickel Operation’s average annual production of nickel is expected to be approximately 39,000 tonnes for the first five years after recommencement of operations and an average annual production of 28,000 tonnes of nickel metal over the expected life of mine of over 30 years.

Taxes and Royalties

The current rate of corporate income tax paid by Ravensthorpe Nickel Operation under Australian legislation is approximately 30% of earnings. A mineral royalty of 2.5% of net sales is paid by Ravensthorpe Nickel Operation on a monthly basis to the State Government of Western Australia.

Development Projects

Kevitsa Project

The information on the Kevitsa Project contained herein is based in part on a Technical Reports dated as of December 12, 2010 and May 6, 2011 prepared by each of John Gregory, of the Company, Nick Journet, of DumpSolver Pty Ltd based in Perth Australia, Galen White, of CSA Global Pty Ltd., and Markku Lappalainen, of Kevitsa Mining Oy, each in accordance with the requirements of NI 43-101. Each of Messrs. Gregory, Journet, White and Lappalainen is an independent qualified person under NI 43-101 and have verified the data. The Technical Report is available for review at www.SEDAR.com.

History

The Kevitsa mineral property is a large nickel-copper-PGE (platinum group elements) deposit situated in northern Finland.

The deposit was discovered by the Geological Survey of Finland (“GTK”) in 1987. GTK carried out diamond drilling consisting of 563 holes with a total length of 48,474 metres. Of these, 278 holes totalling 32,845 metres outlined the deposit.

The Finnish government auctioned the deposit in 1995, and the project was taken over by Outokumpu Mining Oy (“Outokumpu”). Outokumpu drilled 15 holes for a total length of 2,220 metres, partly for collection of material for metallurgical testing. Following comprehensive metallurgical testing, Outokumpu failed to make nickel and copper at recoveries which warranted development of the project and it returned the project to the Finnish Ministry of Trade and Industry in 1998.

In July 2000, Scandinavian Minerals Limited (“SML”) (then called Scandinavian Gold Limited) engaged SRK Consulting (“SRK”) to compile all data and evaluate the potential for a large scale open pit mining operation on the Kevitsa property with hydrometallurgical treatment of a bulk concentrate using the PlatSolTM process. The technical report prepared by SRK was originally published in April 2001, updated in September 2003 and amended in December 2003. SRK identified mineral resources to a depth of 500 metres and mineral reserves for an open pit mining scenario to a depth of 450 metres.

SML concentrated on developing the project using conventional flotation technology to produce separate nickel and copper concentrates for sale to smelters. In March 2004, SML commenced a program of metallurgical development work designed to produce such concentrates. Extensive bench-scale testing has been followed by mini-pilot and pilot plant tests which demonstrated that separate, smelter-grade copper and nickel concentrates can be produced at reasonable levels of recovery.

Following this metallurgical success, in October 2005, SML engaged St. Barbara to undertake a new study (Kevitsa Pre-Feasibility Study) based on open pit mining with production of smelter-grade concentrates for sale to Finnish or overseas smelters. The study was completed in July 2006 and showed positive economics for an open pit operation mining 4.5 million tonnes of ore per year.

Further pilot plant tests were followed at the Geological Survey of Finland in the laboratory in Outokumpu in 2006-2008. A break-through in producing a bulk concentrate with good recoveries was followed by successful selective processing of copper and nickel concentrates.

Following the acquisition of SML by the Company, during 2008-2010, an intensive program of resource definition and resource extension drilling was progressed at Kevitsa. Drilling focused using a new geological model that has assisted in the definition of a substantial new body of mineralization immediately south of the prior resource. An updated resource estimation completed in late 2010 defined an enhanced resource of 240 million tonnes @ 0.30% nickel and 0.41% copper in measured and indicated category plus an additional 35 million tonnes at 0.29% nickel and 0.36% copper in inferred category. This has boosted the overall resource by some 96% compared to the resource at time of acquisition in 2008.

The Mineral Reserves have also been reassessed and have been developed using current and predicted economic and physical conditions that are likely to prevail over the life of mine.

Property and Ownership Interest

The mineral rights are held by the Company’s wholly owned subsidiary, FQM Kevitsa Mining OY (“FQM Kevitsa OY”). The rights were previously held by Kevitsa Mining AB, which was acquired through FQM’s acquisition of SML in 2008.

Minerals rights in Finland are owned by the state and regulated by an office under the Ministry of Employment and the Economy of Finland. The Chief Inspector of Mines grants exploration permits according to the legislation. Applications are open for all legal entities within the European Union. Initially, a reservation is granted which is valid for one year which provides limited rights to do exploration, with the permission of the landowner, but does not grant access to land.

A claim is considerably more expensive, but confers the right to conduct activities on the land. Claims are initially granted for a period of five years and, provided activities can be demonstrated, can be extended for an additional three years and, under certain conditions, even further. During the claim period, a mining concession can be applied for provided a potential deposit has been located. The application for the environmental permit for mining was filed in July 2007.

The Company’s interest in the Kevitsa property consisted of 24 exploration licenses (“claims”) totalling approximately 24 km2, nine of which were issued in November 2000, the balance being issued in March 2006. In December 2006, the Company applied for the mining concession which, under Finnish law, replaced the claims. Kevitsa was granted the environmental permit in July 2009 and the mining concession in September 2009.

Location, Access and Infrastructure

The Kevitsa property is located at approximately 142 kilometres north-northeast of Rovaniemi, the capital of Finnish Lapland. Access is by road from Rovaniemi, along the main highway E75 to the village of Petkula. Kevitsa is situated 8 kilometres east of Petkula by forest road. Power is available from a 21 MW hydroelectric power station located next to Petkula village and which is connected to the Finnish national grid. Kevitsa Mining Oy bought the land covering the mining concession in spring 2008. The principal landowner in the region surrounding the Kevitsa property is the Finnish State Forestry Commission. The terrain at Kevitsa is generally flat, with an altitude of between 220 metres and 240 metres above sea level.

The Kevitsa hill, rising to approximately 350 metres, is situated in the southeastern part of the claim block. The land consists of bog land alternating with slightly raised terrain with pine forest. The original forest at Kevitsa was cut down several decades ago. Bedrock outcrops on the hills but is generally covered by a one to five metre thin layer of moraine. In boggy land, a one to five metre thick peat layer is developed on top of the moraine.

The climate of the Kevitsa property is subarctic. Based on long-term climatic data from Sodankylä Municipality (1971 to 2000), the average temperature was -0.8ºc and average precipitation was 507 millimetres. October to April has negative average temperatures with January being the coldest with an average of -14.1ºc. Half of the precipitation falls during this period as snow. The summer months warm up fast with July being the warmest with an average of 14.3ºc. There is no permafrost in the area. Year-round operation is possible in Finland.

Geological Setting and Mineralization

The mineral deposit on the Kevitsa property is hosted by the mineral intrusion known as the Kevitsa Intrusion. The Kevitsa Intrusion is situated within the Fennoscandian (or Baltic) Shield which comprises Archaean basement gneisses and late Achaean to early Proterozoic greenstone belts. Intrusive activity towards the end of the Archaean generated an abundance of layered intrusions, including the Kevitsa Intrusion.

The Kevitsa Intrusion measures approximately 3.5 kilometres north-south by 5 kilometres east-west and outcrops to the south of the Koitelainen Layered Intrusion. The Koitelainen Layered Intrusion measures some 20 kilometres north-south by 25 kilometres east-west. The area is partially covered by a thin discontinuous layer of glacial moraine which can reach up to 5 metres in thickness and comprises a poorly sorted mix of rounded boulders and cobbles in a matrix of silty sand.

The Kevitsa Intrusion has a roughly circular outcrop/subcrop and comprises basic olivine pyroxenites and metaperidotites in the northeast, gabbros in the west and central areas and granophyres primarily in the south. At the center of the outcrop is a large serpentinite xenoliths measuring 500 metres north-south by 1,500 metres east-west. The northern (basal) contact of the intrusion dips at between 40° and 50° to the south and is discordant to the bedding in the metasediments. The intrusion is characterized by internal layering defined by changes in petrological composition. This roughly parallels the basal contact but the dip reduces to 20° in the upper layers.

The Kevitsansarvi Ni-Cu-Co-PGE mineralization (herein referred to as the Kevitsa deposit) is contained within the olivine-pyroxenite of the Ultramafic Zone of the Kevitsa Intrusion. The Ultramafic Zone contains up to 5% sulphide, the majority of which occurs as granular masses interstitial to the cumulate silicate mineral grains. Only in one particular area do the sulphides become nickel, copper and PGE rich, and it is this area that constitutes the Kevitsa deposit.

Potentially economic grades are concentrated in a high-grade core of the deposit, which outcrops at surface in an irregular, roughly circular; shape 300 to 400 metres in diametre and dips at approximately 50° to the southwest. The metal grades decrease gradually away from this core in all directions. Particularly high nickel and PGE grades have been identified in relatively narrow vertical shoots near the surface in the centre of the deposit.

The mineralogy is reasonably consistent throughout the Ultramafic Zone, comprising largely olivine and orthopyroxene. The sulphides are finely disseminated, generally 100-500 microns in size. Most (>95%) of the sulphides consist of pentlandite (a nickel sulphide), chalcopyrite (a copper sulphide) and the iron sulphides pyrrhotite, troilite and pyrite. Other sulphides include cubanite, (a copper-iron sulphides), mackinawite (an iron rich pentlandite), and millerite and heazlewoodite (both nickel sulphides).

Labour

At December 31, 2011, Kevitsa employed or contracted 334 persons.

Mining and Processing

Mining is planned to start with an open pit. The amount of mineable ore was updated in December 2010. At 160.1 million tonnes, the new mineral reserves are considerably larger than the previously reported estimate of 107.5 million tonnes, and the planned stripping ratio will be in the order of 3:1.

At the commencement of operations, the annual ore production will be approximately five million tonnes which would deliver a mine life in excess of 30 years. Given this increase in mineral reserves, together with the potential for further mineral resource growth, various opportunities are being pursued to scale up production to 7.5 – 10.0 million tonnes per annum. Expansion capability has been designed and built into the treatment plant facilities. An Environmental Impact Assessment was completed in 2011 for the expansion and an application for the Environmental Permit was submitted in December 2011. A decision is expected in early 2013, which if granted will allow the expansion up to 10 million tonnes per annum.

Processing is traditional. Mined ore will be crushed in a primary crusher. The primary crusher product will be screened to send the AG (Autogenous Grinding) mill media to stockpile, the mid product to secondary crushing and pebble storage for the pebble mill media; finally the crushed ore will be ground in a combination of AG Mills and a pebble mill.

Copper and nickel ore will be recovered in separate flotation circuits with each product being thickened and filtered to produce concentrates stored separately for transport.

Two different concentrates will be produced: 1) 89,000 tonnes of nickel-cobalt-PGE-concentrate grading close to 12% nickel. The nickel content in the concentrate is expected to be approx 10,000 tonnes. The annual content of PGEs is expected to be approx. 34,000 ounces; and 2) 59,000 tonnes of copper-PGE-gold concentrate grading approximately 28% copper, some PGEs, and approximately 5,000 ounces of gold.

The amount of produced copper in the two concentrates will be approximately 17,000 tonnes. Off-take arrangements for the separate treatment of both concentrates will target international as well as local smelters.

Construction of the project is essentially complete and commissioning has commenced. The Project remains on schedule for commercial production in mid 2012.

Permits

Kevitsa holds all necessary Finnish permits required to carry out its operations and operated in material compliance in 2011. Kevitsa was granted the environmental permit in July 2009 and the mining concession in September 2009.

Mineral Reserve and Resource

Since June 2008, First Quantum has conducted a major drilling campaign to upgrade the geological certainty associated with the Kevitsa resource. The results from this extensive drilling campaign have been included in a new mineral resource. The new resource for the Kevitsa deposit, using 0.1% Ni (total) cut-off is shown in Table 4.1. Grade interpolation was conducted by ordinary Kriging or using the Inverse Distance method, depending on domain characteristics.

Table 4.1—Mineral Resource Kevitsa Project

0.1% Ni cut-off (as at December 31, 2011)

Ni Cut off %	Tonnes	%			grams/tonne
		Ni	Ni(S)	CU	Au	Pd	Pt
Measured
0.1%	90,000,000	0.29	0.27	0.40	0.12	0.17	0.23
Indicated
0.1%	151,000,000	0.32	0.30	0.42	0.11	0.34	0.19
Measured and Indicated
0.1%	241,000,000	0.31	0.29	0.41	0.12	0.27	0.21
Inferred
0.1%	34,000,000	0.29	0.27	0.37	0.09	0.10	0.14

The Mineral Resource was developed and verified by Galen White—BSc (Hons), FGS, MAusIMM of CSA Global Pty Ltd; and Markku Lappalainen – MSc.,eMBA.,P.Geo of Kevitsa Mining Oy, who are each qualified persons under 43-101. There has been no exploitation of the Mineral Resource hence the values shown above remain valid as at December 31, 2011.

Extensive infill drilling during 2008/2009 has resulted in a significant increase in the amount of geological data and an updated Mineral Resource was developed during 2009. This work included a reassessment of the geological controls resulting in a significant uplift in geological certainty. Further drilling continued during 2010 and additional mineralization was identified to the south of the main zone and relatively near surface. These zones together with additional data gained from deeper drilling, has been included in the new Mineral Resource shown above.

Mineral Reserve Update

A recently completed Engineering Study, based on the new Mineral Resource estimate, has defined the new Mineral Reserves estimate, the mineral processing methodology and the project development timeframe and costs.

A detailed Whittle Optimization has been performed on the new geological model which has identified the economically recoverable portion of the Mineral Resource. This optimization technique utilizes the economic and physical project parametres derived during the Engineering Study to determine the open pit limits. Mining and ore dilution factors have been applied to the Mineral Resource to determine the extent of the Mineral Reserves. The large-scale mine will be developed in a series of strategic cutbacks over the life of mine which should allow a constant feed rate of up to 5.5 million tonnes per annum to be maintained. Waste mining will be managed to enhance operational performance and to satisfy the requirements of the prevailing environmental permits.

The NI 43-101 compliant Mineral Reserves are shown in Table 1.6 and are defined using a nickel [Ni(S)] cut off grade of 0.147%. Only the Measured and Indicated Mineral Resource categories have been considered during the evaluation of Mineral Reserves and all inferred resource material has been considered as waste. Ongoing drilling should bring some of the inferred resource to measured and indicated status providing an opportunity to increase Mineral Reserves and reduce the strip ratio.

Table 4.2—Mineral Reserves Kevitsa Project –December 31, 2011

Mineral Reserves as derived in December 2011
	Ni Cut-off (%)	Million Tonnes	%			grams/tonne
			Ni	Ni(S)	Cu	Au	Pd	Pt
Proven	0.13%	84,700,000	0.27	0.25	0.39	0.12	0.17	0.22
Probable	0.13%	75,900,000	0.32	0.29	0.41	0.12	0.18	0.24

Total		160,600,000	0.29	0.27	0.40	0.12	0.17	0.23

This Mineral Reserve valid at December 31, 2011, has been delineated and verified by independent consulting Mining Engineer, Nick Journet of DumpSolver Pty Ltd based in Perth Australia. He is a qualified person under 43-101 who holds the following valid qualifications: BSc (Hons) Min.Eng, ARSM and is a member of the AusIMM. Reserves at Kevitsa are based on $2.25/lb Cu,$7.50/lb. Ni and $1000/oz. Au.

A detailed Whittle optimization was undertaken on the updated Mineral Resource during Q4 2010. The subsequent Mineral Reserve and final pit profile were developed using an ore treatment rate of 5.5 million tonnes per annum, which is the defined upper limit for production under the terms of the approved environmental permits. The Mineral Reserves are defined using a nickel price of $7.50/lb, copper at $2.25/lb and gold at $1000/oz.

Drill samples collected for use in geological modelling and Mineral Resource estimation are under the direct supervision of the geology department at Kevitsa. Sample preparation and analyses are conducted by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drill hole collar, survey and assay information used in modelling and resource estimation are manually verified and approved by staff geologists prior to entry into the mine-wide database. The quality assurance procedures and assay protocols used in connection with drilling and sampling on the Kevitsa property conform to industry accepted quality control methods.

Project Construction and Commissioning

At the Kevitsa Project, construction is essentially complete and commissioning started towards continuous operation mid 2012. Total capital costs, including commissioning approved by the Company’s Board of Directors was US$470 million.

The financial evaluation indicates that the project is robust using long-term metals prices of $6.75 per pound nickel and $2.00 per pound copper.

The Company expects to employ a workforce of approximately 200 persons during commercial operations.

Mine Life

The expected mine life for Kevitsa is 32 years at 5.5 million tonnes per annum.

Trident (Sentinel Copper Project and Enterprise Nickel Prospect)

History

The Trident area was originally investigated by Roan Selection Trust (RST) in 1959-61, then Anglo American and Equinox in the 1980’s-1990’s and Kalumbila Minerals Limited (“KML”) in 2007-2009. Emphasis has varied from copper (RST) to nickel (Anglo American) and back to copper with KML over that period. RST completed 31 wide spaced core holes over the Sentinel area and encountered widespread but relatively low grade copper mineralization. Anglo American focussed on detailed drilling for nickel-copper mineralization around the Kalumbila Fault and generated a limited resource. Between 2007 and 2009, KML (then owned by Kiwara Resources Limited and LM Engineering) completed the first systematic drilling of the extensive copper mineralization over 8 km of strike extent.

Property and Ownership Interest

On January 29, 2010, the Company acquired 100% of Kiwara. Kiwara’s main asset was a controlling interest in Prospecting License Area, which included the Kalumbila Project copper deposit. The entire project was renamed the Trident Project in 2010. The Prospecting Licence Area includes the Sentinel Copper Deposit, the Enterprise Nickel Prospect and several other exploration targets. Following the acquisition of Kiwara Resources Limited by the Company in February 2010, the Company has initially focused most of its exploration and planning efforts on the Sentinel Copper Deposit. The drilling program has accelerated with over 300 drill holes for 115,000 metres completed on the Sentinel Copper Deposit by early 2011.

Location, Access and Infrastructure

The Trident Project lies approximately 140 kilometres northwest of the town of Solwezi in Northern Zambia. The area is poorly developed with only minor tracks away from the main bitumen road linking Solwezi with Mwinlunga. The Trident Project area consists of relatively flat forest covered plains with some rolling hills and some permanent watercourses. Minor areas of habitation and subsistence farming exist to the north Sentinel. The

Sentinel Copper Project lies approximately 25 kilometres from the bitumen road and about 50 kilometres from current powerlines which end at the Lumwana Mine.

Geological Setting and Mineralization

The Trident Project area lies on the western end of the Lufilian fold belt, a Pan-African structural belt that extends in a broad arc from the Zambian Copperbelt in the east to the DRC in the north and into northeast Angola in the west. The collection of deposits that make up the Trident Project lie on the margins of the Mesoproterozoic Kabompo Dome, one of several basement inliers in northwest Zambia that are surrounded by a thick succession of Neoproterozoic sedimentary rocks belonging to the Katanga Supergroup. The Katangan metasedimentary rocks surrounding the Kabompo Dome have historically been broadly correlated with the Lower Roan stratigraphy of the Zambian Copperbelt.

The Sentinel Copper Project deposit is a stratabound, sedimentary hosted Cu-Ni-Co sulphide deposit with a known strike extent of 11 kilometres. Base metal mineralization is hosted in northwest trending carbonaceous phyllite (or meta-shale), and overlain by dolomitic quartz-mica schists. In the central portion of the phyllite, copper mineralization occurs as a lensoidal body, with cobalt and minor nickel association. The mineralization occurs in veins and lenses, or as sparse disseminations in the carbonaceous phyllite. Finely laminated pyrite mineralization occurs in the upper 200 metres (m) of phyllite, with some thin nickel-cobalt enriched horizons associated with pyrrhotite rich layers. Mineralised lenses are roughly conformable to bedding planes, and dip from 35 to 40 degrees to the northwest. The mineralised units terminate against a north-westerly trending fault zone (Kalumbila Fault) to the northeast. A lithostructural control on the loci of mineralization is evident. Copper sulphides are focussed in a relatively carbon-rich horizon in the centre of the phyllite. The carbon-rich unit occupies the hinge of a decametre-scale isoclinal synform that closes to the north. The hinge zone is a low-strain structural site. Mineralization at the Sentinel Copper Project is almost all sulphide in nature, with oxide derivatives generally limited to 10-20 metres surface in the weathering profile. Copper mineralization is exclusively chalcopyrite, with extensive zones of pyrite, particularly in the hanging wall, and pyrrhotite occurring throughout.

Sentinel Copper Project Resource Estimation

The Company commissioned CSA Global (UK) Ltd, an independent consultant, to undertake a Mineral Resource estimate for the Sentinel Copper Project deposit. The Mineral Resource was prepared in accordance with reporting guidelines for NI 43-101. Data used in the preparation of the estimate was sourced from the 514 diamond drill completed on the project since acquisition in 2010. A NI 43-101 Technical Report with compliant resource estimate was finalised defining 1027 million tonnes at 0.51% copper (measured and indicated) plus a further 166 million tonnes at 0.42% copper (inferred). The resource estimate for the Sentinel Copper deposit as at January 2012 reported at a cut off grade of 0.2% Cu is presented in Table 1.7 below.

The Sentinel Resource as at December 31, 2011

Table 5.1

FQM – Sentinel Copper Deposit – Preliminary Resource Estimate
Model	Resource	Billion Tonnes	Cu %	Density Applied
Global Resource 0.2% Cu cut off	Measured	0.514	0.55	2.78
	Indicated	0.513	0.47	2.78

	Total Measured & Indicated	1.027	0.51	2.78

	Inferred	0.166	0.42	2.78

The Mineral Resource as at December 31, 2011 has been verified by independent geologist Galen White of CSA Global Pty Ltd. Based in Australia. Galen White is a qualified person under NI 43-101 and holds the following valid qualifications:—BSc (Hons), FGS, MAusIMM.

Mineral Reserves

The Mineral Reserves that have defined have been estimated by the application of the Whittle 4X optimisation package. This was undertaken using relevant local costs from the Company’s Zambian operations, international operations for large scale operations, predicted recoveries and a copper price of $3.00/lb copper.

The Mineral Reserve at December 31, 2011

Table 5.2

	Billion Tonnes	Cu (%)	Density
Proved	0.476	0.52	2.78
Probable	0.298	0.47	2.78

TOTAL RESERVES	0.774	0.50	2.78

Strip Ratio	2.1:1

This Mineral Reserve is valid at December 31, 2011, has been delineated by independent consulting Mining Engineer, Nick Journet of DumpSolver Pty Ltd based in Perth Australia. He is a qualified person and holds the following valid qualifications: BSc (Hons) Min.Eng, ARSM and is a member of the AusIMM.

Drill samples collected for use in geological modelling and mineral resource estimation are under the direct supervision of the geology department at Trident. Sample preparation and analyses are conducted by the Company, the Kansanshi laboratory and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drill hole collar, survey and assay information used in modelling and resource estimation are manually verified and approved by staff geologists prior to entry into the mine-wide database. The quality assurance procedures and assay protocols used in connection with drilling and sampling on the Trident property conform to industry accepted quality control methods.

Sentinel Copper Project Mining and Processing

The Sentinel Copper Project processing facility will treat a maximum of 55 million tonnes per annum of ore at an average grade of 0.5% copper. Higher grades are expected in the first 6 years of the mine life, providing an annual production rate of 280,000 tonnes per annum copper.

The plant will comprise 3 in-pit crushers delivering to a crushed ore stockpile providing a live capacity of 80,000 tonnes. Two milling trains, each comprising a 28MW SAG mill and a 22MW ball mill, will produce a final grind of 80% passing 212 micron for flotation. Four banks of rougher-scavenger flotation cells, each utilizing 7 cells of 300 m3 capacity followed by 3 stages of cleaning will provide a recovery of over 90%, into a concentrate of about 24% copper. Tailings will be thickened in 3 x 50 metres diametre thickeners prior to discharge to the tailings storage facility.

As the pit becomes deeper, the ore becomes harder, and a secondary crushing circuit will be installed to maintain the mill throughput. This circuit will be similar to that at Kevitsa, screening out the mid-size material from the primary crushed rock and re-crushing this to below 20 millimetres, to minimize critical size build up in the milling circuit.

Enterprise Nickel Prospect Mining and Processing

Enterprise Nickel Prospect nickel ores will be transported to the Sentinel Copper Project processing facility, where they will be treated in part of the cleaner circuit With a treatment rate of up to 3.5 million tonnes per annum, Enterprise could potentially provide a nickel production rate of over 75,000 tonnes per annum. A dedicated primary crusher, crushed ore stockpile and conveying system will be provided for Enterprise Nickel ores; crushed ore will be milled in a single stage SAG milling circuit, utilizing the Sentinel Copper Project processing facility regrind mills, and the ground product floated in one of the cleaner flotation banks. The first rougher cells will be operated without reagent addition to produce a talc concentrate containing very little nickel, which will be discarded. Rougher concentrate will be cleaned in 2 cleaner banks, to a grade of between 24 and 30% nickel, and the concentrate thickened and filtered in a dedicated concentrate handling facility.

The Enterprise Nickel Prospect processing facility will share all the Sentinel Copper Project infrastructure, and tailings will be discharged to the Sentinel Copper Project tailings thickeners and tailings storage facility.

Permits

During April 2011 five Large Scale Mining Licence applications were granted covering some 950 kilometres, which include the Sentinel Copper Project, the Enterprise Nickel Prospect and several other exploration targets. The granting of the Large Scale Mining Licences was conditional upon approval by the Environmental Council of Zambia (ECZ) of the Environmental Impact Assessment which was submitted to the ECZ in early February and approved in July 2011.

Sentinel Project Construction Timeframe and Key Financial Findings

Subject to capital project approval by the Company’s Board of Directors, we expect that the construction phase for Sentinel could commence during 2012 with commercial production being achieved by the end of 2014. The capital cost to develop the project, including the necessary infrastructure, is expected to be in the range of $1.725billion.

Development of the Enterprise Nickel Prospect would require a relatively moderate additional capital costs.

Exploration

General

During 2011, the Company’s exploration and resource development activities continued to expand considerably with programs now active in 8 countries on four continents. By the end of the year there were some forty drills active on the Company’s properties with programs designed to realize the potential of the prospective mineral districts in which we operate.

Intensive resource definition and exploration drilling was on-going in Zambia, Peru and Australia, whilst early stage reconnaissance exploration programs were active in Finland, Sweden, Burkina Faso, Mali and Cote d’Ivoire. On the Trident Project in Zambia a major resource definition program was completed on the Sentinel Copper Deposit by mid-year and emphasis moved to a drill out of the Enterprise Nickel Prospect. Resource and exploration drilling around the Kansanshi mine ramped up significantly by the end of the year.

The following is a summary of the Company’s exploration properties and activities:

Zambia

At the end of 2011, the Company’s ground holdings in Zambia totalled 2,787.4 km2. This includes seven exploration properties (totalling 1317.8 km2) and eight mining licenses at Bwana Mkubwa, Kansanshi, Trident and Fishtie (totalling 1469.6 km2). Three prospecting licence applications amounting to a total of 2,455.1 km2 are currently pending.

Zambian exploration activities during the year were focused on the Trident Project (Sentinel Copper Project and Enterprise Nickel Prospect) and around Kansanshi Mine, both in the Solwezi district.

Trident Project

During July 2011, five Large Scale Mining Licence (LML) applications were granted covering some 950 kilometres which include the Sentinel Copper Project, the Enterprise Nickel Prospect and several other exploration targets. Following the acquisition of Kiwara Resources Limited by the Company in February 2010, the Company initially focused most of its exploration and planning efforts on the Sentinel Copper Project (see Sentinel Development Project). As the Sentinel Copper Project now moves into development more recent exploration activity has been centred on the Enterprise Nickel Prospect and several other regional targets in the district.

Sentinel Copper Project

A major exploration program was concluded over the Sentinel Copper Project in August 2011. The program included some 514 diamond drill holes for over 172,000 metres of core and was completed in just 16 months. A NI 43-101 Technical Report with compliant resource estimate was finalised defining 1,027 million tonnes at 0.51% copper (measured and indicated) plus a further 166 million tonnes at 0.42% copper (inferred). Detailed geology and property descriptions are included under the Sentinel Development Project section of this AIF.

Enterprise Nickel Prospect

Following acquisition of the Trident Project in February 2010 the Company has rapidly built up parallel programs focused on not only resource definition the Sentinel Copper Project, but also the evaluation of a large regional exploration holding encompassing multi-commodity targets such as the Enterprise Nickel Prospect.

The Enterprise Nickel Prospect lies approximately 12 kilometres to the north of the Sentinel Copper Project in the Trident Mining Licences. The nickel mineralisation at Enterprise is unusual in that is clearly hydrothermal in nature and hosted within a metamorphosed sequence of silt, shale and carbonate sediments close to a basement contact, a context that is more typically associated with copper mineralisation. Whilst there are some minor mafic-ultramafic intrusives in the vicinity these are generally unmineralised and appear not to be directly related to the mineralising process.

In the vicinity of the Enterprise Nickel Prospect the host sedimentary sequence is folded into a broad open syncline. Individual sedimentary layers in the sequence display radical thickness changes thought to relate to a combination of primary facies variation associated with major growth faults and some significant structural thickening in tight overturned recumbent folds. Within this package nickel mineralisation is focused in a fine grained and originally carbonaceous unit. Intense alteration around the mineralisation has converted the shale to a quartz-kyanite-talc rock. Nickel sulphide minerals include vaesite (NiS2), millerite (NiS), nickeloan pyrite or bravoite ([Ni,Fe]S2) and violarite (Fe2Ni2S). Sulphides occur within, or as an alteration halo to, quartz-kyanite ± talc veins and vein breccia. Local copper mineralisation (chalcopyrite CuFeS2) has been noted within the sequence at Enterprise but is spatially separated from the nickel sulphides and to date appears relatively insignificant. Whilst the vast bulk of the mineralisation at Enterprise Nickel Prospect is fresh sulphide there are some local areas of nickel oxide and nickeliferous clays in the weathering zone which extends down to an average of 30-40 metres.

During 2011 an extensive drilling program was initiated on the Enterprise Nickel Prospect, which has confirmed the potential grade and size of the mineral system. Some 193 diamond core holes for over 68,000 metres had been completed by the end of 2011. The drilling covers an area of approximately 2 kilometres x 1 kilometre and has tested mineralisation down to an average depth of approximately 300 metres. A gently dipping body of mineralisation has been defined which varies from a few metres to over 100 metres in true width. Grades vary rapidly from semi-massive sulphide with 2-8% nickel in the centre to disseminated sulphides with 0.2-1% nickel on the edges of the system. Currently delineated limits to the mineralisation are approximately 1000 metres by 500 metres although some lower grade disseminated vaesite sulphide has been intersected over 2 kilometres to the east.

Kansanshi Exploration

At Kansanshi a major program of resource definition and exploration drilling ramped up during 2011. By the end of the year 18 core rigs were operating on the project evenly divided between incremental resource/reserve additions immediately around the existing pits and a new exploration phase. These programs are designed to provide enhanced definition of longer term oxide and sulphide resource potential as well as to test the ultimate extents of what is clearly a world class mineral system.

The Kansanshi mineralisation is hosted in a sequence of metamorphosed siltstones, shales and carbonate sediments which are locally deformed into flat lying recumbent folds. Whilst most of the stratigraphy is generally flat to shallow dipping the sequence is warped into extensive northwest striking antiform known as the ‘Kansanshi Dome’ which extends for over 10 kilometres by 5 kilometres. Within the two existing pits at Kansanshi copper mineralisation is present as vein networks and disseminations focused preferentially in the more carbonaceous sedimentary units (now schist) and especially on the boundaries of carbonate units (now marble). Localised open folds or minor domes within the sequence appear to be very important in focusing the mineralising fluids and developing high grade vein densities. Identification of these localised dome structures has been recognised as a key criteria for exploration targeting.

Drill programs totalling approximately 140,000 metres of diamond core are currently in progress and include resource development on the new Southeast Dome Prospect as well as an extensive drill grid surrounding the NW Pit and Main Pit. Initial results suggest that mineralised veins extend well beyond the current resource/reserve envelope. However, given the relatively sparse drill spacing currently it is impossible to estimate the density of veining and therefore the likely grade or tonnage that maybe defined. A further phase of more detailed drilling will be required in 2012 to convert these areas of potential into a defined resource.

As well as the resource development program a series of wide spaced reconnaissance drill traverses are currently in progress covering the entire 10 kilometre strike of the Kansanshi Dome structure. This drilling is successfully building an understanding of the regional geological and structural architecture around the Kansanshi deposits including the definition of subsidiary ‘domes’ that may be prospective for satellite resources. To date some significant areas of copper vein mineralisation have been intercepted, mostly along the axis of the Kansanshi Antiform. The most advanced of these new prospects is the Southeast Dome where some 190 drill holes for 62,000 metres had been completed by the end of 2011. During 2012 the Souteast Dome mineralisation will be modelled and included as part of the Kansanshi resource upgrade.

Finland

The Company’s tenure in Finland includes the 14.2 km2 mining lease at Kevitsa and 13 surrounding claims covering 10.6 km2. An extension to the Kevitsa mining lease of an additional 40.3 km2 is currently under application. In addition Kevitsa has extensive claim applications and claim reservation applications covering a total of 1846km2 which include exploration targets in the Kevitsa District as well as other regional targets in northern and central Finland.

Following an intensive program of resource definition at Kevitsa in 2009-10 a significantly enlarged resource estimation was released in March 2011. The enhanced resource includes 240.1 million tonnes at 0.30% nickel and 0.41% copper in measured and indicated category plus an additional 34.7 million tonnes at 0.29% nickel and 0.36% copper in inferred category. This has boosted the overall resource estimates significantly since acquisition in 2008, but most importantly much of this resource is relatively near surface and optimization studies completed in 2011 established a recoverable reserve totalling some 160 million tonnes. This represents an increase of some 142% over the 66 million tonne reserve at time of acquisition.

A more modest drill program continued at Kevitsa in 2011 largely focused on incremental expansions of the near pit mineralisation to the south as well as testing deeper geophysical targets for higher grade ‘massive sulphide’ style mineralisation. Some additional low grade mineralisation has been located immediately southeast of the current resource and further drilling should define whether this links back to the main body of mineralisation. To date no massive sulphide mineralisation has been defined close to Kevitsa. However, several new target areas have been established within the broader mining lease and will be tested in 2012.

A program of target generation around Kevitsa and elsewhere in Finland commenced in 2009 as part of a strategic alliance with an Australian private company called ‘Newgenco’ who have considerable global experience in nickel sulphide targeting and exploration. During 2011 a large number of targets were followed up with field reconnaissance, geochemistry and geophysics. Many targets were selected for ‘base of till’ drilling and several targets are currently being tested with core drilling. The reconnaissance program has defined not only some strong Ni-Cu-PGE targets but a number of prospects with copper and gold mineralization styles that have now been secured under new tenure. Further follow up drilling is planned in 2012.

Peru

Through its wholly owned subsidiary Minera Antares Peru SAC (‘Antares’), Antares currently holds rights to concessions covering the Haquira project in Southern Peru. In addition the Company is operating a joint venture over the adjacent property to the south ‘Cristo de Los Andes’ in which the company can earn 60% equity. A series of new early stage exploration projects in Southern Peru have recently been identified and new permits have been applied for.

Antares—Haquira Project

History

The acquisition of Antares and its principal asset, the Haquira copper deposit, was finalized in December 2010. The Company’s current priorities are to expand the infill and condemnation drill program, initiate the process to expand the exploration program to enhance the resource base and commence the environmental impact assessment on the project approach. During 2011 a large exploration program commenced including systematic detailed airborne magnetic and electromagnetic (EM) surveys covering the whole property as well as detailed soil geochemistry and mapping programs. A new 3D geological model of the porphyry system, alteration halo and regional architecture was completed in 2011 and will be used to define new exploration targets. A drill program with 4-6 rigs continued throughout most of the year and was focused on extending the Haquira East mineralisation to the north as well as testing for deeper potential of sulphide mineralisation below the largely oxide resource at Haquira West.

Property and Ownership Interest

FQM owns 100% of Antares. Antares’ principal asset is the 100% owned Haquira project located in southern Peru adjacent to Xstrata Copper’s Las Bambas copper-gold project.

Location, Access and Infrastructure

The Haquira property is in the Andes at elevations of 3,500 to 4,400 metres, and consists of treeless, gently rolling hills with grassy vegetation and some rocky ridges. Rainfall is abundant between December and March (summer).

The Haquira project is located in the Apurimac Department of southern Peru, approximately 270 kilometres (km) northwest of Arequipa or approximately 80 kilometres southwest of Cuzco. Access from Arequipa is by paved and unpaved roads, with a driving time of approximately 12-14 hours. Access from Cuzco is by recently improved paved and unpaved roads, with a driving time of approximately 6 hours. Xstrata Copper has announced corporate approval to construct the Las Bambas Project. Haquira should benefit from the infrastructure improvements, primarily access roads and power lines.

Geological Setting and Mineralization

The Haquira project is located in the southeast part of the Andean cordillera in Peru, where parallel belts of Paleozoic and younger rocks are intruded by Tertiary (Oligocene) diorites and monzonites, including the Haquira porphyry. On the Haquira property, the Jurassic-Cretaceous sedimentary sequence consists of several formations containing arenites (quartzose sandstones), siltstones, and shales. The overlying Ferrobamba Limestone does not crop out in the immediate area of known mineralization, but has been identified elsewhere nearby on the property. The sedimentary rocks are folded into a series of major folds with wavelengths of 1 to 3 km, with some thrusting. Oligocene intrusives occur as stocks and sinuous dikes, the latter spatially related to faults and/or fractures that strike north-northwest. Most of the intrusions are medium-grained to porphyritic diorites, quartz diorites, monzonites, and monzodiorites. The Oligocene intrusions silicified the arenites and converted some of the finer grained siltstones and shales into diopside, biotite, and epidote-bearing hornfels. The most important intrusive phase found to date is the Haquira monzonite porphyry, which is currently thought to be the main mineralizing intrusive body. It contains abundant disseminated chalcopyrite, pyrite, and molybdenite. The better primary (hypogene) copper grades tend to be associated with the Haquira porphyry. Pliocene and younger (post-mineral) tuffs and alluvium overlie the Oligocene and older rocks.

Mineralization at Haquira is related to porphyry-copper systems generated by the Oligocene intrusives, including the Haquira Porphyry. Mineralization occurs not only as copper oxide and secondary (supergene) chalcocite in the form of sub-parallel enriched secondary or supergene copper blanket, but also in the form of copper sulfide-bearing stockworks and sheeted-vein systems of interesting grades in underlying primary (hypogene) porphyry-copper style. In addition, there is some potential for skarns developed in carbonate rocks adjacent to the porphyry intrusives.

Labour

At December 31, 2011, Antares employed 78 persons, although during 2011 employee numbers including seasonal casual workers reached a high of 564.

Mining and Processing

The Haquira Project is one of the world’s major undeveloped copper deposits with excellent potential for the development of a large scale copper mine with production from both near-surface secondary copper mineralization amenable to SX-EW leaching and from a larger, underlying body of higher grade primary porphyry copper-molybdenum gold-silver mineralization to be processed by a conventional mill/concentrator operation.

Permits

Through its wholly owned subsidiary Antares, the Company currently has rights over 23 contiguous exploration concessions covering 185 square kilometres around the Haquira Prospect in Southern Peru. This includes 6 new concessions applied for since the Haquira Prospect acquisition in 2010. In addition the Company is operating a joint venture over the adjacent property to the south ‘Cristo de Los Andes’ which includes seven concessions for 64 square kilometres in which the Company can earn 60% equity. A series of new projects in Southern Peru have recently been identified and new permits have been applied for including 13 concessions for 123 square kilometres at Caraybamba and 6 concessions for 52 square kilometres at Quinota.

Agrarian reform in Peru has resulted in the surface rights at the Haquira Prospect being held by four Andean communities, and 12 more are in the area of influence. Development of the Haquira Prospect will require the purchase of certain surface rights.

Antares holds all necessary Peruvian permits required to carry out its operations and operated in material compliance in 2011.

Mineral Reserve and Resource

The Haquira Prospect currently has reported Measured and Indicated Resources of 3.7 million tonnes of contained copper equivalent and inferred resources of 2.4 million tonnes of contained copper equivalent.

During 2011 there were up to six drills operating on the Haquira Prospect resource area. The published Mineral Resource at Haquira includes 570 million tonnes at 0.64% copper equivalent in measured and indicated categories plus 406 million tonnes at 0.58% copper equivalent in inferred categories. The primary objective for 2011 will be to test some clear potential for increase in the tonnage of secondary (supergene) mineralization, particularly between the Haquira East and Haquira West areas. Further deeper holes will be targeted at extensions of sulphide mineralization particularly at Haquira West. The Company considers that there is excellent potential to expand the current resources through incremental additions at the Haquira Prospect as well as potential for a buried ‘cluster’ of porphyry targets within the property.

Information regarding mineral reserves and mineral resources in respect of the Haquira Prospect is currently available in the updated NI 43-101 Technical Report (the “Haquira Technical Report”) for the Haquira Project dated September 3, 2010, which is publicly available, for informational purposes only, at www.sedar.com. The Haquira Technical Report is not, and shall not be deemed to be, incorporated by reference in or otherwise included in this AIF of the Company. The Company has not verified, and makes no representation or warranty as to, the accuracy or completeness of any information, including information related to mineral reserves and mineral resources for the Haquira Prospect, contained in the Haquira Technical Report.

Significant additional work is required to progress the Haquira Prospect towards a development decision. This program will include further resource and engineering drilling, mine planning, metallurgical testing, plant, tailings pond and waste rock dump design, infrastructure planning, closure plans, environmental and social impact studies.

The Company’s current priorities are to expand the infill and condemnation drill program, initiate the process to expand the exploration program to enhance the resource base and commence the environmental impact assessment on the project approach.

Project Construction Timeframe and Key Financial Findings

The Company aims to commence an Engineering Study at the end of 2012 for the development of the Haquira Prospect, which is expected to be completed in 2013, when an Environmental Impact Assessment (ESIA) submission will be prepared. The ESIA is expected to take up to 12 months for approval. Detailed design and procurement will take place in 2014 with commencement of construction planned for early 2015. Commissioning is targeted to commence in late 2016 or early 2017 with commercial production by 2018.

The Company is using the Haquira Prospect as a platform towards building a regional exploration portfolio in South America and is currently in the process of evaluating a number of project areas within Southern Peru and beyond.

Mauritania

In addition to the Guelb Moghrein mining concession, the Company holds seven exploration concessions in the area around Guelb Moghrein, totalling 5,576 square kilometres. The Company also holds five exploration permits in southern Mauritania, covering an extension to the mineralized Mauritanides belt of approximately 2,847 square kilometres.

Exploration activity in Mauritania is currently focused on three areas: near-mine exploration, district exploration (within trucking radius of Guelb Moghrein) and regional target generation in the “Southern Concessions” near the border of Mali and Senegal.

The Guelb Moghrein deposit is an Iron-Oxide-Copper-Gold (IOCG) style of mineralization. These deposits typically form in clusters. Early targeting by First Quantum identified a major controlling structure that continues to the north and east of the mine. The ‘El Joul’ prospect, located on this structure some 6 kilometres south east of the mine contains intercepts of typical IOCG type mineralization, but is essentially blind to surface. Exploration of El Joul has confirmed potential for further mineralisation of this style in the district.

A concerted program of district scale targeting for new IOCG deposits around Guelb Moghrein commenced in 2009. This has included the collection of systematic regional geochemical and mapping data which has been compiled together with airborne gravity, magnetics and radiometrics to prioritize targets. During 2011, follow up of these targets continued using detailed geochemistry and ground geophysics together with RC and diamond drilling. Up to three drills are currently active testing targets within a 40 km radius of Guelb Moghrein.

Burkina Faso, Mali and Cote d’Ivoire

The Company has entered into a ‘West Africa Strategic Alliance’ with Newgenco, an Australian based private exploration group experienced in generating Ni-Cu-PGE projects. The Alliance is evaluating a number of opportunities throughout West African countries. Whilst West Africa has been the focus for extensive gold discoveries in recent years, the area remains almost untouched for base metal exploration. A first set of targets has been identified and applications for prospecting permits by Newgenco subsidiaries have been accepted by authorities in Mali, Burkina Faso and Cote d’Ivoire. The Company has the option to fund reconnaissance exploration on these permits to earn up to 70% equity in the projects.

Competition

The Company competes with other mining companies for acquiring mineral claims, permits, concessions and other mineral interests as well as for recruiting and retaining qualified employees. There is significant competition for the limited number of acquisition opportunities and, as a result, the Company may be unable to acquire attractive mining properties on terms that it considers acceptable.

Environmental

General

The Company operates in material compliance with all applicable environmental laws. This includes the preparation and filing of environmental and social impact assessment reports for each of its operations. In addition, the Company has environmental and social management plans and policies which apply to each of its operations. The Company’s goals with respect to the environment are similar to those under ISO 14001 management guidelines and the Company subscribes to the Equator Principles.

In 2011, the Company continued implementation of approved environmental management plans at each of Kansanshi, Guelb Moghrein, Ravensthorpe, Kevitsa and Bwana designed to protect the environment and minimize its potential environmental liability, including pollution prevention, legal compliance and continued environmental improvement. In 2011, Kansanshi successfully permitted a number of new projects including a sulphide tailings storage facility, a third acid plant and an expansion of the oxide processing facility. At Guelb Moghrein, a second three cell CIL tailings storage facility was commissioned. At Ravensthorpe, in preparation for project start up, environmental approvals were obtained for modifications to the primary crushers, beneficiation plant, tailings storage facility, evaporation ponds and construction of the new sands rejects storage facility and buffer ponds. At Kevitsa, the revised Environmental Impact Assessment (EIA) for an increase in mine production from 5 Mtpa to between 7.5 and 10 Mtpa was approved by the authorities and the environmental permit application submitted. At Bwana, implementation of the 5 year mine closure plan continued. However, Bwana restarted its two acid plants in late 2011 due to a shortage of acid in Zambia. Elsewhere, the Environmental Impact Statement (EIS) for the Company’s new Sentinel Copper Project in northwest Zambia was approved by the authorities in July 2011 and in late 2011 preliminary EIA planning started for the Company’s new Haquira Copper Project in Peru.

The Company is pleased to announce that no material environmental incident was reported at any of its operations in 2011 and the Company had no known environmental liabilities and no penalties arising as a result of water pollution or contamination of land beyond the boundaries of its respective operations. In addition, to the Company’s knowledge, none of these operations were considered by any applicable environmental regulatory authority to be imminent threats to the environment.

Statutory and independent environmental audits are carried out periodically, as and when required by local environmental regulatory authorities, at the Company’s operating facilities. In January 2011, Standard Bank carried out a compliance audit of the Company’s Kansanshi, Guelb Moghrein and Bwana operations against the Equator Principles and IFC Performance Standards. All 3 operations were found to be materially compliant.

In December 2011, the Company published its third Corporate Sustainability Report, which is available at www.first-quantum.com. The Company also discloses on its website an annual Greenhouse Gas Report for its activities and responds to the annual Investor Carbon Disclosure Project Information Requests.

Permits

As at December 31, 2011, the Company had all necessary environmental permits and licenses in place required to carry out its operations.

Restoration Provisions

Closure plans have been prepared for each of the Company’s mines and operational sites. Restoration Provisions (“RPs”), which include the cost of dismantling and disposal of plant and equipment and the rehabilitation of areas disturbed by mining activity, are reviewed and calculated annually for each such site. The RPs are amended annually for potential or actual liabilities, such as plant expansions, additional land disturbances, pollution (if any) and fluctuations in currency exchange rates. In addition, progressive site rehabilitation is carried out to minimize work to be done at closure.

Undiscounted AROs as at December 31, 2011 are shown in the following table:

Undiscounted RP’s as at 31st December 2011
Site	$000’s
Kansanshi	41,702
Guelb Moghrein	14,856
Bwana	7,192
Ravensthorpe	157,164
Kevitsa	18,748

Total ARO’s	$239,662

The final RP for Kevitsa is estimated at $22.8 million. Financial guarantees are in place in Zambia, Finland, Australia and Mauritania.

Historical Liabilities

Historical environmental liabilities existing at Bwana and Kansanshi, upon acquisition by the Company of its interests therein are provided for under the Bwana and Kansanshi closure plans, respectively.

The Company, which filed an environmental impact assessment with the government of Mauritania through a subsidiary, is not responsible for historical environmental liabilities existing at the Guelb Moghrein site on the date of acquisition by the Company of that asset.

Kevitsa is essentially a green field mine site and with the exception of minor disturbance from exploration activities, no historical environmental liabilities were therefore present when the Company acquired its interests in these projects.

The Company is responsible for environmental liabilities at the Ravensthorpe Nickel Operation, except in relation to any existing or pending actions arising from unlawful acts or omissions by the previous owners, of which none are currently known by the Company. Responsibility for environmental liabilities includes providing environmental bonds to the Western Australian Government of approximately AUS$20 million (supported by a bank guarantee facility arranged by the Company).

Tailings Dams

Bwana was permanently closed in 2010, but the Company continues to be responsible for its three licensed tailings dams. These are known at Bwana as TD4, TD5A and TD5B. The dams are contiguous, cover a surface area of 1.75 km2 and are side-hill paddock type tailings storage facilities. TD4 originally contained six million tonnes of oxide tailings from operations prior to those of the Company which were hydro-mined and processed in the first five years of Company operations at Bwana. TD4 was used to store process water and runoff from the plant site which was recycled in the plant through a decant system and pump station. Vegetation is well-established on the outer walls of TD4. Reprocessed Bwana tailings are stored in TD5A. Tailings from processed Lonshi ore are stored in TD5A and in TD5B. The copper plant was closed in September 2010. TD5A and TD5B contain a total of 11.8 million tonnes of dry tailings. Progressive re-vegetation of the downstream slopes of these dams began in 2004 and is continuing. Bwana began implementing its 5 Year Mine Closure Plan in January 2011. Rehabilitation work in 2011 focussed on the tailings dams. The west, southwest and east walls of TD5A have been re-profiled, fresh soil cover applied and re-vegetated. Storm water management structures have been installed at the tailings dams. The remaining supernatant on the tailings dams is being treated through the mine neutralisation plant. No effluent is released from the dams to surface water. Groundwater quality around the tailings dams is monitored in a number of boreholes. The tailings dams at Bwana are regularly inspected and subject to a bi-annual statutory inspection and reporting by independent engineers.

Kansanshi currently has three licensed tailings storage facilities (TSF’s). The primary TSF is a cross-valley type dam sited at the head of a small tributary stream inside the mining license. This tailings dam was originally designed to provide sufficient tailings storage capacity for the first 16 years of mine life at a production rate of between 6 and 8 million tonnes per annum and eventually cover an area of approximately 6.5 km2. The tailings dam wall is raised upstream using cyclone tailings and indigenous grasses are being established on the tailings walls. The tailings dam supernatant is recycled in the process plant via a pump out decant and pipeline. No effluent is released from the TSF to surface water. In 2011, Kansanshi commissioned two paddock type oxide tailings storage cells A and B within the footprint of the sulphide TSF in order to maximize copper recovery. These oxide cells are equipped with a plastic liner to protect the local groundwater quality. Due to a number of plant expansions, mine production has increased beyond the 6 to 8 million tonnes per annum envisaged in the original project feasibility study to 22.7 million tonnes per annual in 2011. Construction of a second cross valley sulphide TSF to accommodate the increasing tailings production began in May 2011 following approval of the project EIA. The new TSF is expected to be commissioned in May 2012. At the end of 2011, approximately 98.29 million tonnes dry tailings had been deposited in the main Kansanshi TSF and 4.83 million tonnes dry tailings in the two oxide cells. Tailings production in 2011 was approximately 1.89 million tonnes per month. This is expected to increase to 2.08 million tonnes per month in 2012. Groundwater quality around the tailings dam is currently monitored in seven boreholes. Several lines of piezometres have been installed in the main dam wall for ongoing stability assessment. The TSF’s at Kansanshi are regularly inspected and subject to bi-annual statutory inspections and reporting by independent engineers.

Guelb Moghrein has three active tailings storage facilities. The circular concentrator TSF of 1.2 km diametre was commissioned in September 2009 and is raised by upstream deposition using spigot tailings. The dam supernatant is recycled in the process plant by means of a pump out decant. The groundwater quality is monitored from a number of boreholes located close to the dam. Prior to commissioning of the new tailings dam, sulphide tailings were stored in a circular side-hill paddock type dam covering 1.2 km2. The tailings in the old storage facility will be reclaimed and processed at the end of mine life to recover the contained gold. Tailings production in 2011 was approximately 2.31 million tonnes. As at end of 2011, approximately 12.6 million tonnes of tailings had been deposited in the old dam and 3.70 million tonnes of tailings in the new dam. Planned tailings production in 2012 is 3.6 million tonnes.

The old gold plant tailings storage facility at Guelb Moghrein was closed in 2007. A new three cell lined storage facility was commissioned in 2009 and an adjacent second three cell facility commissioned in 2011. Total storage capacity is 903,214 tonnes. In 2011, 198,835 tonnes of CIL tailings were deposited. Total CIL tailings deposited at end of 2011 is 422,951 tonnes and planned CIL tailings production in 2012 is 184,836 tonnes. There is no discharge from this facility. The supernatant evaporates in the hot arid climate. Groundwater quality is monitored in boreholes located around the facility. The tailings storage facilities at Guelb Moghrein are regularly inspected and subject to statutory inspections and reporting.

Ravensthorpe currently has one 196 hectare side hill TSF comprising a number of adjacent paddocks containing approximately 3.49 million tonnes of dry tailings from previous and current operations. The tailings storage facility is raised using spigot tailings. The TSF was re-commissioned in 2011 and 688,262 dry tonnes tailings were deposited in the TSF between September and December. Planned tailings production for 2012 is 8.04 million dry tonnes. Supernatant is recycled in the plant or decanted into evaporation ponds. No effluent is released from the tailings storage facility to surface waters. Groundwater quality is monitored in boreholes located around the facility. The TSF at Ravensthorpe is regularly inspected and subject to annual statutory reporting.

Ravensthorpe will also operate a Sands Rejects Storage Facility (SRSF) covering an area of 67 hectares. The SRSF stores saprolite and limonite beneficiation plant rejects material in separate areas, and is plastic lined to prevent seepage. The rejects are deposited via large suspended cyclones which dewater the slurry and drop the material onto stack forming cones which are then spread out using a dozer. Residual water from the cyclones flows to a collection sump which runs the entire length of the storage. The recovered water is returned to the plant for reuse. The SRSF is expected to be commissioned early in 2012. Planned beneficiation rejects production in 2012 is 5.57 million dry tonnes.

Social Responsibility

General

The Company is ever mindful of its responsibility in each community in which it operates. Social programs have been, and are being, developed and implemented at each mine site to promote sustainability. The Company has a Sustainability Strategy and Social Policy, which applies to all of its operations. In 2011, direct social expenditure across the Company amounted to $35,629,393 an increase of $24,846,489 from 2010. Approximately 61% of the expenditure was infrastructure projects, 13% education programs and 9% health programs.

In 2011, Kansanshi community support focused on health, education, infrastructure, sports and agriculture. The health projects included the on-going malaria control and HIV/Aids programs, rehabilitation of the Solwezi Prison Clinic and improvements to the Solwezi General Hospital and Muzabula clinic. In the area of livelihoods, the conservation farming program set up with local farmers has been a particular success with higher crop yields, improved incomes and increasing farmer participation year on year. Kansanshi also set up poultry rearing and fish farming projects and assisted farmers with installation of irrigation systems. Water bores were installed and maintained in several villages. Support in the form of donations was given to orphanages and vulnerable groups in the Solwezi area. Kansanshi continued to support local sports clubs through improvements to sports facilities, provision of sports equipment and sponsorship of sports competitions. A number of local cultural ceremonies were also supported. Significant infrastructure projects were undertaken including the construction of a new extended and upgraded runway at Solwezi airport and continued maintenance of the region’s road network. In 2011, Kansanshi spent approximately $22,000,000 million on local goods and services in and around Solwezi. Total spend on community development and social programs in 2011 was $17,074,979, an increase of 800% from 2010.

Bwana Mkubwa continued to support the Ndola community even though the copper plant is closed and the acid plants operated intermittently. Regular donations were given to orphanages, the Association for the Blind, the Salvation Army, the under privileged and Handicapped Children’s Association. Building repairs were carried out at schools and boreholes drilled and equipped. Bwana continued to maintain the water reticulation system in Bwana Township. Support was given to sports clubs for repair and maintenance of sports facilities and sponsorship of sports events. Donations were made to various cultural ceremonies. Fuel donations were made to the Luswishi Wildlife Project, Zambia Wildlife Authority and Zambia Forestry Department. The rabies prevention campaign continued with free rabies injections for pets. $94,162 was spent on community projects in 2011.

Although the mine was not in production, Lonshi continued to maintain the electricity and water supply services to the village and funded the community clinic and school through 2011. This community support continued even though the Company has had no access to the area since the suspension of operations and evacuation of the mine site in September 2010. Lonshi spent $361,750 on community development and social programs in 2011.

Guelb Moghrein continued implementing its community development program in 2011. Activities included: the rehabilitation, equipping and opening of the Akjoujt General Hospital; continued assistance and support of Akjoujt General Hospital in form of basic medicine, administration, hospital maintenance and establishment of x-ray section; the supply of generic drugs and sponsorship of a gynaecologist to regularly visit Akjoujt Clinic; support of the national vaccination program against polio; mosquito spraying in and around Akjoujt; funding of HIV/Aids awareness campaigns in Mauritania; the assistance to local farming cooperatives and Bedouin communities by repairing and maintaining wind mills, water pumps, water wells, irrigation pipes, donation of vegetable seeds, fencing and transport; provision and regular filling of water bladders in parts of Akjoujt where there is no reticulated water system; extension of the water reticulation system in Akjoujt municipality; supply of clean water at no cost to low income families living along a 114 kilometre long pipeline; support and assistance to schools with education materials, uniforms, careers workshops and transport; training of disadvantaged and vulnerable groups in the use of computers; maintenance and re-surfacing of the 269 kilometre main road between Akjoujt and the capital Nouakchott; upgrading of the Akjoujt airstrip and perimetre fencing; assistance with trucks and fuel for refuse collection in Akjoujt; sponsorship of sports events and sports clubs including the MCM and national football teams, shooting and volleyball competitions and cycling events; sponsorship of local cultural festivals and National Independence Day celebrations. In 2011, MCM spent $10,408,209 on community development and social programs, an increase of 73% from 2010.

First Quantum Minerals Nickel Australia (FQMNA) partners with the Wagyl Kaip/Southern Noongar Indigenous Peoples in a Native Title Agreement covering the RNO tenements. The partners are committed to ensuring that Aboriginal peoples have access to employment, education and training opportunities arising from the mine’s operation. RNO is also committed to working together to deliver community development programs for Aboriginal peoples. In 2011, RNO paid $1,068,192 to the WGSP Trust Fund as the first significant step in delivering on the agreement. RNO will continue to work closely with the Native Title Claimant Group to deliver positive community and career opportunities for local Aboriginal peoples in future years, through dedicated employment and community development programs and annual funding towards the WGSP Trust Fund.

In 2011, the Company’s Kevitsa Nickel Project made an annual contribution of $11,990 to support local reindeer herdsmen and spent $26,396 sponsoring the 2011 Classical Musical Festival at Luosto in Lapland.

The Company’s Trident Copper Project in Zambia is in the very early stages of pre-construction. In 2011, Trident community support focused on community health and agriculture. The health projects included the on-going malaria control and HIV/Aids programs. In the area of agriculture, the conservation farming program set up with 90 local farmers has been a particular success with higher crop yields, improved incomes and increasing farmer participation year on year. Water bores were installed and maintained in farming areas over the dry season. A number of traditional leadership ceremonies were also supported. Trident CSR costs in 2011 are included in FQMO (Health) and Kansanshi Foundation (Farming) expenditure.

Antares Minera, a subsidiary of FQM is in the initial phases of developing its Haquira Copper Project in Peru. The Company’s social programs focus on community development, capacity building and infrastructure improvement in the immediate project area. This is historically a poor farming area and community development projects undertaken centre on agriculture and livestock and include: erection of fencing; improved cattle breeding; provision of seeds; provision of animal health products for cattle and sheep; lama breeding facility; and supply and installation of crop irrigation systems. Capacity building was directed at education programs including: secondary education for adults; small business management courses; driving lessons; improved nutrition in schools; bus transport to school; scholarship programs; payment of teacher salaries; summer school extra-curricular courses in computing; and provision of school materials and equipment. Infrastructure projects included: construction of classrooms; maintenance of school buildings; after school training centre; inputs to fish farm production and management; and construction and equipping of a community hall. In 2011, $2,762,394 was spent on these programs.

In 2011, the FQMO Mining Division spent $3,821,321 on health programs and malaria control in Ndola, Solwezi and Trident, implementation of the Company HIV program in Zambia, repair of roads, scholarships and donations to sports clubs. This was an increase of 113% over 2010.

HIV Program

The Company continues to develop and implement its HIV program which began in November 2005. The Company’s HIV program includes voluntary counselling and testing for HIV, the supply of free condoms in the workplace and the provision of appropriate medication to employees of the Company who are HIV positive.

The Company’s HIV policy advocates a non-discriminatory approach to addressing the epidemic and provides for considerable support in terms of counselling, care and free medical (including treatment of opportunistic infections) and anti-retroviral therapy (“ART”) for all employees and their families. The program is run from the Company’s Ndola office by a senior coordinator and site HIV coordinators who are registered nurses with specialist training in counselling and testing, ART administration, and other HIV related issues. The overall annual budget is US$400,000.

In addition, the Company has entered into an association with other mining companies in Zambia and the United States government involving various HIV initiatives, technical support and training program, including the training of peer educators. The HIV introductory program was initiated in April 2006 and involves a two hour training session delivered to all employees. The objective of the program is to explain the Company policy and to educate and encourage all employees, their families and the community at large to undergo voluntary counselling and testing (“VCT”).

In 2008, the Company introduced a mobile counselling, testing and antiretroviral treatment unit that continues to serve the villages, compounds, and peri-urban areas in Solwezi and Ndola. Since the mobile unit started, visible positive results have been observed in the general health of clients on antiretroviral therapy. The mobile units also boost the staffing of some rural health centers which are mostly manned by only one health care provider. In 2011, the communities serviced by the mobile counselling and testing units were increased from 8 to 14. Other primary health care services such as screening and treatment for malaria have been incorporated in the mobile counselling and testing units in response to the needs in the communities. These Mobile Health Units service the areas that are under provided for by the Ministry of Health.

In 2009, ‘Community Matters’ road shows started in Solwezi with great success. These road shows continue to provide information and opportunities on a number of health care matters in addition to HIV—cholera and hygiene being most topical at this time of the year. The 2011 shows built on the success of last year’s shows and the numbers of people recorded as sensitized and undertaking VCT are very encouraging especially in the normally ‘non responsive’ village of Mushitala located adjacent to Kansanshi Mining License. In Mushitala, 4,808 people were sensitized and 1,289 people counselled and tested in 2011.

In 2011, the HIV program was expanded in the Company’s new Trident—Sentinel Copper Project and Enterprise Nickel Prospects area in northwest Zambia. Local residents readily participated in the edutainment programs that included sessions on HIV, malaria and diarrhoea diseases. 48% of the participants accessed VCT.

The Company conducted a workplace program targeting male employees called “one man can”. This was a follow up project on the program piloted by International Organisation for Migration (IOM). The program was implemented using a behaviour change communication mode targeting the major drivers of HIV infections in Zambia such as multiple concurrent partnerships, mobility and alcohol. The model of the program was a full day orientation session on HIV/AIDS and STI and also some motivation talk on how men can protect their families from HIV/AIDS. The employees were also given an opportunity to undergo voluntary counselling and testing and out of the 2554 employees that attended the orientation sessions; 42% underwent counselling and testing. This is against the background of low VCT uptake in the workplace and also a low uptake at the national level of 15%.

The Company’s campaign against sexually transmitted infections (STI) in the work place and in the community continued through 2011. In the workplace, 209 employees were screened and 9 were reactive and treated with their partners. The STI campaign has been conducted since 2009 and a steady decline in the number of infections and reinfections has been observed. Through the annual STI programs the Company has identified “hot spots” within the employee population and special education and follow up programs have been formulated to target these populations.

The results of the 2011 HIV/AIDS program (all sites) are summarized in the following table and include employees, family members and members of the community.

Results of 2011 HIV/AIDS Program (all sites)
HIV/AIDS Program	2011
	Male	Female	Total
Total Sensitized	24,423	16,750	41,173
Counselled and Tested	6,963	5,435	12,398
Negative Results	6,362	4,945	11,307
Positive Results	601	490	1,091
Employees on ART	220	45	265

Malaria Control

FQM continues to support research and administration aspects of the Malaria Public Private Partnership (PPP) being run through CHAMP. CHAMP is a not for profit agency representing the private sector in the national malaria control strategy.

Research continues in entomology and parasite prevalence in Ndola, Solwezi, and Kalumbila. Research is conducted using the skills and facilities developed within CHAMP and the Tropical Diseases Research Centre (TDRC) in Ndola through FQMs sponsorship of the PPP.

The National Malaria Control Centre (NMCC) published data suggests there have been some positive changes in malaria levels in North Western Province over the past 7 years from 24.3% prevalence in 2006 to 6.1% in 2010 (surveyed during the dry season). Copperbelt Province has not fared so well moving from 12.4 to 12.1 (there was an upsurge from 2008 to 2010).

The Trident baseline study and follow up parasite prevalence study (after one spray round) indicate there has been a statistically significant reduction in prevalence from 16.9% to 11.6% (this survey is conducted early in the wet season hence the difference to the NMCC results above for the North Western Province).

Chemical resistivity studies carried out under the Malaria PPP in 2010 indicated that the chemical used in Ndola (DDT) was ineffective and as a result has subsequently been changed. It is difficult to see any change as yet but we expect to get a result from the forthcoming National Malaria Survey (which we will be supporting) and also the follow up independent parasite prevalence survey. Solwezi has not had the same resistance problems as it has not been spraying with DDT for as long as Ndola and so the chemical is still effective.

Another significant contributing factor to the reduction in the Solwezi area is the use of Insecticide Treated Nets (ITNs). FQM has assisted the District Health Management Team (DHMT) to distribute in excess of 120,000 nets in the Musele and Kapijimpanga Kingdoms for the general community and also for mothers and the under 5 year olds.

The TDRC has been encouraged to put together an entomological management program that can be adapted to different cities and sponsored by private industry. It is felt that malaria control programs need to be accountable to a national body and not just the company sponsoring the spraying so that chemical effectiveness is preserved for as long as possible. The sharing of this information and engagement of the private sector is key to achieving this objective which is only possible after the refurbishing of their laboratory, undertaken at the very inception of the Malaria PPP.

The National Malaria Control Council and CHAMP are in the process of developing a Memorandum of Understanding (MoU) in order to expand the coordinated effort across the Copperbelt through the Malaria PPP.

Occupational Health and Safety

During 2011, the Company continued to implement internationally accepted occupational health and safety standards and procedures throughout its operations which has resulted in the Company reporting zero fatalities for a second consecutive year (compared to the five reported in 2009). Kansanshi has now worked over three million shifts without a fatality.

Bwana and Guelb Mohrein continue to have the best overall safety records with zero Loss Time Incidents (“LTIs”) in 2011. As at December 31, 2011 they had worked 2,200 and 711 days respectively since their last LTI was recorded.

Health and safety statistics for the Companies operations for 2010 and 2011 are summarized in the following tables:

Health and Safety Performance Indicators at Company Operations in 2010 and  2011

	Kansanshi		Bwana		Guelb Moghrein
	2010	2011	2010	2011	2010	2011
No. of Fatalities	0	0	0	0	0	0
Injury Rate (1)	0.11	0.04	0	0	0.07	0
Lost Day Rate (2)	4.12	0.45	0	0	10.68	0

	Ravensthorpe		Exploration		Kevitsa
	2010	2011	2010	2011	2010	2011
No. of Fatalities	0	0	0	0	0	0
Injury Rate (1)	0.91	0.7	0.42	0.30	2.65	3.64
Lost Day Rate (2)	2.27	24.39	7.48	3.66	34	29.30

(1)

The per annum injury rates have been calculated by using the number of lost time injuries and dividing that figure by the number of hours worked by employees; the result is then multiplied by 200,000 hours.

(2)	The per annum lost day rates have been calculated by using the number of lost days and dividing that figure by the number of hours worked by employees; the result is then multiplied by 200,000 hours.

Progress continues to be made on developing health and safety procedures and guidelines which support the Company’s goal of zero injuries. The ongoing implementation of a health and safety management system compatible with the OHSAS 18001 (2007) and the International Labour Organisation health and safety guidelines has assisted in formalizing and standardizing critical processes across the Company.

To support the Company’s Health and Safety Policy during 2011 the five year health and safety strategy was reviewed and expanded to include performance outcomes for each of the six objectives. The strategy is based around the concept of ‘Sensible Health and Safety’ and has been introduced to all operations to set longer term safety performance goals and focus on proactive (leading) safety performance indicators. Being “risk aware, not risk averse” has been built into the Company’s whole approach to managing risk and improving overall health and safety performance in all aspects of its operational activities. Sensible Health and Safety awareness is key in ensuring that managers, front line supervisors and general employees work in a safe and efficient manner, whilst ensuring that risks are managed in a sensible, proportionate and legal way.

The goal of this strategy is to deliver sustainable health and safety improvements within the Company, enabling our employees to handle risk effectively within a performance management framework that facilitates the Company’s measurement and quantification of improvements made in the management of health and safety across all operations. The six key objectives with specific performance outcomes that operational areas must achieve are:

Objective 1: To build “Sensible Health and Safety” into the Company’s health and safety culture.

•	To raise the awareness of what sensible health and safety consists of.

•	To develop a standardised methodology for evaluating occupational risk decisions that are appropriate, legal and balanced.

•	To implement a safety management system at all levels of operational activity that will enable FQML to have the assurance that all areas of operation are adequately meeting their legal obligations and the corporate policies and standards.

Objective 2: To improve the way health and safety incidents are recorded, investigated and how lessons learnt from internal and external incidents are communicated.

•	To provide the means to enable staff to report any safety related incidents to their manager, improve the number of near misses and incidents investigated and improve the quality of the investigations undertaken.

•	To develop ways in which any useful lessons learnt either from other divisions or external companies are communicated to other managers within a department and to other departments and divisions so that maximum value is obtained and safety performance improved.

•	To introduce programs to analyse and publish the information.

Objective 3: To improve the way that health and safety performance is measured and monitored.

•	To measure the safety management system across the Company against the OHSAS 18001 requirements.

•	To develop a consistent approach to auditing within and across divisions, focusing on those key areas that influence improvements in health and safety performance.

•	To identify key areas of health and safety performance that will affect the overall performance.

•	To identify the most effective and meaningful data, both reactive and proactive and use this to identify trends and as a performance measure of success.

•	To use this information as part of the planning process to improve health and safety performance further.

Objective 4: To develop leadership skills for managers and front line supervisors that improves health and safety performance.

•	To identify what good leadership in health and safety looks like, and, working with trainers and lead managers, communicate this to managers as part of the leadership competencies drive,

•	To develop health and safety leadership skills senior managers who operate at a strategic and policy level, for middle managers who operate at a planning and objective setting level and managers who operate at the service delivery or implementation level.

Objective 5: To provide that all employees of the Company have the appropriate levels of competency to address their health and safety responsibilities.

•	To ensure that all individuals, including elected members, senior managers, employees and contractors have the level of competency to complete their role safely without causing unnecessary risk to others who could be affected.

•	To ensure that any training or development necessary to achieve this is identified, quantified, planned and resourced to ensure that success in this aim is delivered.

Objective 6: To provide that, where the Company contracts out work to other companies, the occupational health and safety risks are properly and satisfactorily addressed.

•	Where the Company uses contractors, consideration of the adequacy of their health and safety arrangements will be part of the process in selecting which company is used.

•	All work undertaken by contractors on behalf of the Company will be undertaken with appropriate levels of health and safety built in. The Company will require all contractors to adequately address health and safety performance and have suitable monitoring arrangements in place to measure this.

Throughout 2011, the safety staff have lead health and safety reviews and facilitated workgroups to map the way forward. This has resulted in a substantial increase in near miss reporting and joint management and worker workplace safety interactions (Visual Felt Leadership) which has contributed significantly to the continued improvement in safety performance throughout 2011.

Copper Market 2011

The London Metals Exchange (“LME”) cash settlement price decreased from an average of US$9,556/tonne in January 2011 to an average of US$7,568/tonne in December 2011, whilst the year-end cash settlement price on December 31, 2011 was US$7,554/tonne. Overall, the average cash settlement price for copper in 2011 was 17% higher than in 2010.

The following table compares the average cash settlement prices for copper during each quarter of 2009, 2010 and 2011:

Average Cash Settlement Prices for Copper (US$/mt)

	2009	2010	2011
Q1	3,429	7,232	9,651
Q2	4,663	7,027	9,152
Q3	5,859	7,243	8,992
Q4	6,642	8,632	7,511

Average	5,148	7,536	8,821

Source: Data from www.londonmetalexchange.com

LME Cash Copper Prices (US$/mt) in 2010 and 2011

Source: Data from www.londonmetalexchange.com

Copper first use by application

Source: AME Group – Copper 2011 Q4

Global demand for copper continued to grow in 2011, albeit at a slower rate than in 2010. Demand growth remains strongest in emerging economies, especially in China and the Middle East. Average forecasted global growth over the next few years is expected to be 3.4% and in 2012 consumption of copper is expected to rise above 20 million metric tonnes for the first time in history (despite North America and Japan showing modest declines).

Regional Copper Consumption in kt

	2010	2011	2012	2015	2020	2025	CAGR
China	7204	7780	8402	10244	12912	16433	5.7%
Japan	1060	1014	1032	1109	1063	998	-0.4%
Other Asia	3005	2814	2868	3302	3953	4870	3.3%
Europe	3861	3986	3956	4273	4365	4362	0.8%
Latin America	903	887	908	1021	1238	1486	3.4%
Middle East	906	939	942	1071	1298	1545	3.6%
North America	1899	1959	1981	2129	2016	1792	-0.4%
Others	427	411	425	492	578	666	3.0%

Global Total	19265	19790	20514	23641	27423	32152
Change y-o-y	11.3%	2.7%	3.7%	4.8%	3.0%	3.2%

Source: Brook Hunt – A Wood Mackenzie Company

Over the next decade world copper demand is expected to be driven primarily by China as Chinese demand for copper is forecast to increase from 37% of global demand in 2011 to 43% in 2012.

World Copper Demand in 2011 and 2021

Estimated demand for 2011	Demand forecast for 2021

Source: AME Group – Copper 2011 Q4

Supply of copper in 2011 was lower than many expectations. This was largely due to a series of strikes at major producers (notably at Freeport’s Grasberg mine). The effect of lower supply countered the weaker demand with the net effect of supporting copper prices at higher levels.

Although production of refined copper is forecast to increase by nearly 6 million tonnes over the next decade, AME expects that production will be split amongst an increasing numbers of producers.

Major Producers of Refined Copper in 2011 and 2021

Estimated major producers in 2011	Estimated major producers in 2021

Source: AME Group – Copper 2011 Q4

In 2012 (as was the case in 2010 and 2011) demand for refined copper is expected to be greater than supply, and stocks, as measured in days of consumption, which fell to 51 days at the end of 2011 from 57 days at the end of 2010 are expected to trend lower in 2012 and 2013. This should support a copper price of above US$8,000/tonne in the short to medium term.

World Copper demand and forecast

Global (kT)	2010	2011	2012	2013
Refined copper production	19012	19694	20463	21922
Consumption	19264	19931	20670	21578
Balance	-252	-237	-207	344

Prices (actual and projected)
LME cash price ($/tonne)	7,535	8,821	8,488	8,600

Source: Brook Hunt – A Wood Mackenzie Company

Nickel Market 2011

The London Metals Exchange (“LME”) nickel cash price decreased from an average of US$26,646/tonne in January 2011 to an average of US$18,153/tonne in December 2011, whilst the year-end cash settlement price on December 31, 2011 was US$18,280/tonne. Overall, the average cash price for nickel in 2011 was 5% higher than in 2010.

The following table compares the average cash settlement prices for nickel during each quarter of 2010 and 2011:

Average Cash Prices for Nickel (US$/mt)

	2010	2011
Q1	19,969	26,903
Q2	22,476	24,298
Q3	21,203	22,069
Q4	23,609	17,992

Average	21,814	22,815

Source: Data from www.londonmetalexchange.com

LME Nickel Cash Prices (US$/mt) in 2010 and 2011

Source: Data from www.londonmetalexchange.com

Global demand for nickel continued to grow in 2011, albeit at a slower rate than in 2010. Demand growth remains strongest in emerging economies, especially in China. Average forecasted global growth over the next few years is expected to be almost 4%.

Over the next decade world nickel demand is expected to be driven primarily by China. The Chinese proportion of global demand is forecast to increase from 40.5% of global demand in 2011 to 42% in 2012 (and almost 49% in 2020).

Regional Nickel Consumption in kt

	2010	2011	2012	2015	2020	2025	CAGR
China	542	661	736	860	1108	1428	6.7%
Japan	170	167	168	189	184	179	0.3%
South Korea	76	77	78	84	83	82	0.5%
Europe	408	415	433	466	465	478	1.1%
USA	127	128	137	161	172	183	2.5%
Others	198	181	200	239	270	303	2.9%

Global Total	1521	1629	1752	1999	2282	2653	3.8%
Change y-o-y	15.5%	7.1%	7.6%	5.2%	2.7%	3.1%

Source: Brook Hunt – A Wood Mackenzie Company

In 2012 demand for refined nickel is expected to be lower than supply by 20,000 tonnes. In 2013, supply of refined nickel is expected to exceed demand by 54,000 tonnes, which could add some downward pressure on the nickel prices.

World Nickel demand and forecast demand

Global (kT)	2010	2011	2012	2013
Refined nickel production	1450	1628	1773	1912
Consumption	1521	1629	1753	1858
Balance	-71	-1	20	54
Prices (actual and projected)
LME cash price ($/tonne)	21,814	22,815	18,471	17,398

Source: Brook Hunt – A Wood Mackenzie Company

Copper Production Process

The cycle of copper production can be generally categorized into seven basic phases: (i) mining and crushing; (ii) grinding; (iii) concentrating; (iv) leaching or smelting; (v) electrowinning (SX/EW) or electrolytic refining; (vi) production of pure copper cathode; and (vii) conversion to end products.

Mining and Crushing

In this phase, sulphide and oxide ores are mined through digging or blasting. They are then crushed to walnut-sized pieces.

Grinding

Once the ore is crushed, it is ball or rod-milled in large, rotating, cylindrical machines until it becomes a powder which, generally, contains less than 1% copper. Sulphide ores are moved to a concentrating stage. Oxide ores are routed to leaching tanks.

Concentrating

Sulphides are concentrated into a slurry. The slurry is composed of approximately 15% copper. Waste slag is then removed and water is recycled. The tailings which result from this process contain copper oxide which are routed to leaching tanks or are returned to the surrounding terrain. Concentrated copper can be turned into pure copper cathode in two different ways: leaching and electrowinning or smelting and electrolytic refining.

Leaching or Smelting

Leaching involves dissolving the contained copper concentrate through the use of a weak acid solution, which produces a weak copper sulphate solution. The weak sulphate solution is then ready for the electrowinning process. Smelting involves several stages in which the copper concentrate is melted and purified, resulting in matte, blister and, finally, 99% pure copper. Finished copper is also recycled for other uses through resmelting.

Electrowinning or Electrolytic Refining

After the leaching process, the sulphate copper-containing solution is treated and transferred to an electrolytic process tank. When electrically charged, pure copper ions migrate directly from the solution to starter cathodes made from pure copper foil. Precious metals can also be extracted from the solution.

Electrolytic refining involves the immersion of anodes cast from the 99% pure copper achieved from smelting in an acid bath. Pure copper ions migrate electrolytically from the anodes to what are known as starter sheets made from pure copper foil and build up into a 300 pound cathode. Gold, silver and platinum may be recovered from the used bath.

Production of Pure Copper Cathode

Copper cathode of 99.99% purity may be shipped as melting stock to mills or foundries.

Conversion to End Products

Copper cathode can be converted into: copper wire rod, which can be drawn down by wire mills to make pure copper wire of all gages; billets, which are longer copper logs sawed into shorter lengths to be extruded and drawn as tube, rod and bar stock of varied sizes and shapes; cake, which are shorter slabs of copper capable of being hot and cold rolled to produce plate, sheet, strip and foil; and copper ingots, which are bricks of copper capable of being used by mills for alloying with other metals or used by foundries for casting.

Geographic Locations of Company Operations and Development Projects

The Company’s operations are located entirely outside of Canada and are currently located in Zambia, Mauritania and Australia (see “Description of the Business”). The Company also has development projects in Finland and Peru.

Zambia

Zambia, formerly known as Northern Rhodesia and a colony of Great Britain, gained its independence in 1964. At present, Zambia’s economy is resource-based and the country has an area of approximately 752,614 km2. The population of Zambia of approximately 11.8 million individuals, is highly literate, having one of the lowest illiteracy rates in Africa. English is the primary language spoken by a large majority of the population, though other indigenous languages are also spoken.

Pluralistic democracy, stability and economic liberalism initiatives began in 1991, after several decades of industry nationalization. In 2000, the mining industry was privatized. In December 2001, a minority government was established which had among its mandates the goal of eliminating corruption. Worldwide copper demand has benefited Zambia in terms of economic performance and copper output has increased steadily due to the higher copper prices and the opening of new mines. In addition to copper, the country’s natural resources include cobalt, zinc, lead, coal, emeralds, gold, silver, and uranium and hydro-electric power. While Zambia’s gross domestic product per capita is lower than that of industrialized nations, its gross domestic product growth rate attained an estimated level of 6.7% in 2011. Zambia uses the Kwacha (“ZMK”) as its currency. In 2011, the average exchange rate was 4,869.9 ZMK for each United States dollar.

At present, Zambia is a republic governed by a unicameral national assembly. The head of state, who is also the head of government, is the President. The current President, Michael Chilufya Sata, was elected in the most recent presidential and legislative elections held on September 20, 2011 for a five year term. The Vice-President, appointed on September 30, 2011, is Guy Scott. The highest court of law is the Supreme Court, which adheres to a combination of English common law and customary law and is the final court of appeal. The government of Canada maintains a high commission in Zambia.

(Sources: Government of Canada, Department of Foreign Affairs; Central Intelligence Agency)

Mauritania

Mauritania is a former colony of France and gained its independence in 1960. At present, Mauritania’s economy is primarily resource-based and the country has an area of just over 1 million km2. The population of Mauritania, which numbers approximately 3.1 million individuals, until the 1970s, was essentially nomadic. Climate changes have forced large numbers of individuals into cities and towns, such that over 41% of the population now lives in urban communities. Arabic remains the main language spoken in Mauritania, though French and several other indigenous languages are also spoken.

The economy is largely dependent on iron ore mining which accounts for 40% of total exports, and fishing, although over-fishing by foreign interests has threatened this source of revenue in recent years. However, oil and natural gas production is expected to contribute to the economy in the future as the result of successful exploration and development by foreign interests of offshore oil deposits. The growth rate of its gross domestic product attained a level of approximately 5.1% in 2011. Mauritania uses the Ouguiya (“MRO”) as its currency. In 2011, the average exchange rate was 273.3 MRO for each United States dollar.

Until August 2008, Mauritania was a bicameral republic with a lower chamber, the National Assembly, and an upper chamber, the Senate. The head of state was the President while the head of government was the Prime Minister. On August 6, 2008, Gen. Mohamed Ould Abdel Aziz deposed democratically elected President Sidi Ould Cheikh Abdellahi, who was elected President in March of 2007. The current Prime Minister is Moulaye Ould Mohamed Laghdaf, who was appointed in August 2008. A Presidential election was held on July 18, 2009. Mohamed Ould Abdel Aziz was elected as President for a five-year term. The highest court of law is the Supreme Court, which adheres to a combination of Islamic and French civil law and is the final court of appeal. The government of Canada maintains a consulate in Mauritania.

(Sources: Government of Canada, Department of Foreign Affairs; Central Intelligence Agency)

Finland

Between the 12th to the 19th centuries, Finland was a province and then a grand duchy under Sweden, and an autonomous grand duchy of Russia after 1809. It won its complete independence in 1917. During World War II, it was able to successfully defend its freedom and resist invasions by the Soviet Union, albeit with some loss of territory. In the subsequent half century, the Finland was transformed from a farming and forestry economy to a diversified modern industrial economy with a per capita income now among the highest in Western Europe. Finland has been a member of the European Union since 1995 and was the only Nordic state to join the Euro system at its initiation in January 1999.

Finland is contained within an area of approximately 338,145 km2 and has a population of approximately 5.2 million individuals, of which 91% speak Finnish as the main language. The population is highly educated.

Finland operates as a Republic with six administrative divisions. The current President is Sauli Ninisto who was recently elected on March 1 2012. The President appoints the Prime Minister. The current Prime Minister is Jyrki Katainen as of June 22, 2011. Finland has a unicameral Parliament elected by popular vote on a proportional basis to serve four-year terms. The last Parliamentary election was held in March 2012. The Finnish Constitution was introduced on March 1, 2000. The legal system is based on a civil law system headed by a Supreme Court.

Finland’s economy is manufacturing based principally in the metals, wood, paper, engineering, telecommunications, and electronics industries. The growth rate of its gross domestic product attained a level of approximately 2.7% in 2011. Finland uses the Euro as its local currency. In 2011, the average exchange rate was 0.7107 Euro for each United States dollar.

(Sources: Government of Canada, Department of Foreign Affairs; Central Intelligence Agency)

Australia

Aboriginal settlers arrived in Australia from Southeast Asia about 40,000 years before the first Europeans began exploration in the 17th century. In 1770, Capt. James Cook was the first to make a formal territorial claim when he took possession in the name of Great Britain. In the late 18th and 19th centuries, six colonies were created. They were federated and subsequently became the Commonwealth of Australia in 1901. Australia rapidly developed agricultural and manufacturing industries which caused it to be a major contributor to the British effort in World Wars I and II. Australia has since, in recent decades, transformed itself into an internationally competitive, advanced market economy. It boasted one of the OECD’s fastest growing economies during the 1990s, a performance due in large part to economic reforms adopted in the 1980s.

Australia is the world’s largest net exporter of coal accounting for 29% of global coal exports. It is contained within an area of approximately 7.7 million km2 and has a population of approximately 21 million individuals, of which 78% speak English as the main language. Approximately 92% of the individuals are Caucasian.

Australia is operated by a Federal Parliament which oversees the continent’s six states and two territories. It is a bicameral legislature which consists of the Senate (higher) and the House of Representatives (lower). The Governor General is appointed by the monarch on the recommendation of the Prime Minister; following legislative elections, and the leader of the majority party or leader of a majority coalition is sworn in as Prime Minister by the Governor General. The Chief of State (Queen of Australia Elizabeth II) is represented by Governor General Quentin Bryce. The current Prime Minister is Julia Gillard.

The Australian Constitution took effect January 1, 1901. Australia’s legal system is based on English common law. The High Court of Australia is the Superior Court, as well as the final appellate jurisdiction, to all other Australian courts. Lower courts include Federal Court, Family Court and Federal Magistrates Court.

Australia has a strong economy, with emphasis on reforms, low inflation, and growing ties with China. Its economy fared relatively well during the global financial crisis, narrowly avoiding a technical recession because of monetary and fiscal stimulus, buoyant export demand and investment from China, and Australia’s strong banking sector. The growth rate of its gross domestic product attained a level of approximately 1.8% in 2011. Australia uses the Australian dollar as its local currency. In 2011, the average exchange rate was 0.9694 Australian Dollars for each United States dollar.

(Sources: Government of Canada, Department of Foreign Affairs; Central Intelligence Agency)

Peru

Peru is in Western South America near the South Pacific Ocean. Peru was first declared independent from Spain in 1821. The country was run by the military for over a decade, and then settled into democratic leadership in 1980. Alberto Fujimori’s presidency in the 1990s strongly contributed to the curtailment of guerrilla activity and a dramatic turnaround in Peru’s economy; nevertheless his regime was still ousted in 2000.

The Peruvian Constitution took effect December 29, 1993. Peru’s legal system is based on civil law. Presidential elections are held every five years. The country’s current President (which is both the Chief of State and Head of Government) is Ollanta Humala Tasso, who was elected on July 28, 2011.

Peru is contained within an area of approximately 1.28 million km2 and has a population of almost 30 million individuals, of which 84% speak Spanish as the main language. The dominating ethnicities are Amerindian (at 45%) and Mestizo (mixed Amerindian and Caucasian – at 37%). Almost 35% of the country’s population is below the poverty line.

Peru has abundant mineral resources in the mountainous regions and its coastal waters provide for impressive fishing grounds. Since 2006, Peru has signed trade deals with the United States, Canada, Singapore and China, and is in negotiations with various other countries. Peru entered into a Trade Promotion Agreement with the United States on February 1, 2009, providing opportunity for greater trade and investment between the two economies. The growth rate of its gross domestic product attained a level of approximately 6.2% in 2011. Peru uses the Nuevo Sol (PEN) as its local currency. In 2011, the average exchange rate was 2.75 PEN for each United States dollar.

(Sources: Government of Canada, Department of Foreign Affairs; Central Intelligence Agency)

RISK FACTORS

An investment in the Company’s common shares involves certain risks. The following risk factors should be considered carefully by investors in the Company’s common shares.

Disclosure Regarding Forward-Looking Statements

Statements contained in this AIF that are not historical facts are forward-looking statements or information that involve risks and uncertainties that could cause actual results to differ materially from targeted or projected results. Such forward-looking statements or information include statements or information regarding: targets for copper production; cash operating costs and certain significant expenses; percentage increases and decreases in production from the Company’s principal mines; schedules for completion of detailed feasibility studies and initial feasibility studies and other reports; potential increases in reserves and production; the timing and scope of future commencement of mining or production and other plans and strategies; anticipated grades and recovery rates; asset retirement obligation estimates; the ability to secure financing; and potential acquisitions or increases in property interests. Factors that could cause actual results to differ materially include changes in copper, gold, nickel, cobalt, power and acid prices; unanticipated grade, geological, metallurgical, processing, access, transportation of supply or other problems; results of current exploration activities; results of pending and future feasibility studies; changes in project parametres as plans continue to be refined; political, economic and operational risks of foreign operations; availability of materials and equipment; the timing of receipt of governmental permits; force majeure events; the failure of plant, equipment or processes to operate in accordance with specific expectations; accidents, labour relations and risks in start-up date delays; environmental costs and risks; the outcome of acquisition negotiations; general domestic and international economic and political conditions; and other factors described in this AIF. Many of these risks are beyond the Company’s ability to control or predict.

Actual results may differ materially from those projected. Prospective investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has not been any change in the affairs of the Company since the date of this AIF that would warrant any modification of any forward-looking statement made in this AIF.

International Operations

Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of applicable governments or governmental officials. No assurance can be given that the Company will be successful in obtaining or maintaining any or all of the various approvals, licenses and permits required to operate its businesses in full force and effect or without modification or revocation.

The Company’s business is subject to the risks normally associated with conducting business in foreign countries. Some of these risks are more prevalent in countries that are less developed or have emerging economies. In certain countries in which the Company has assets and operations, such assets and operations are subject to various political, economic and other uncertainties and changes arising therefrom, including, among other things: the risks of war and civil unrest or other risks that may limit or disrupt a project, restrict the movement of funds or product, or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation; expropriation; nationalization; renegotiation, nullification, termination or rescission of existing concessions or of licenses, permits, approvals and contracts; taxation policies; foreign exchange and repatriation restrictions; changing political conditions; changing fiscal regimes and uncertain regulatory environments; international monetary and market securities fluctuations; and currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. For example, in 2008 the GRZ introduced changes to its tax regime relating to mining companies. The tax regime was revised again in 2009. These changes remain the subject of a dispute with the GRZ (see section Legal Disputes as well as the Company’s most current MD&A). In addition, on June 10, 2011, Australian Federal Government released exposure draft legislation for the introduction of the Minerals Resource Rent Tax which is proposed to be introduced on July 1, 2012 and if enacted will levy a 30% tax on profits from the mining of iron ore and coal in Australia. The above risks are beyond the control of the Company and the occurrence of any of the foregoing could have a material and adverse impact on the Company and its business, prospects, financial position, financial condition and/or results of operations. For further country or operations specific information see the most current MD&A available for review on SEDAR at www.sedar.com.

The Company may also face import and export regulations, including restrictions on the export of metals, disadvantages of competing against companies from countries that are not subject to Canadian, US or European laws, including the Corruptions of Foreign Officials Act, the Bribery Act (UK) and Foreign Corrupt Practices Act, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues.

In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States, Europe or Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in law or policy or to what extent any such developments or changes may have a material adverse effect on the Company’s operations.

Political Unrest and Risk of Operations

The Company currently has operations in Zambia and Mauritania. These countries have a history of political instability, significant and unpredictable changes in government policies and laws, illegal mining activities, lack of law enforcement and labour unrest. Due to the fact that these countries are developing nations, with poor physical and institutional infrastructure, the Company’s Zambian and Mauritanian operations are subject to various increased economic, political and other risks, including war, civil unrest, nationalization, expropriation, changing fiscal regimes and uncertain regulatory environments, changing tax and royalty regimes, and challenges to or reviews of the Company’s legal and contractual rights, including the Kansanshi Development Agreement and MCM Mining Convention. These risks were reflected in the Company’s recent experiences in the DRC, which resulted in the Government of the DRC arbitrarily terminated the Kolwezi tailings exploitation licence and withdrawing the Frontier and Lonshi mining licences. These events resulted in the cessation of the Company’s activities in the DRC. While the Company has recourse to international arbitration under the Kansanshi Development Agreement and MCM Mining Convention, there are risks associated with litigation and the enforceability of these contracts, the Company’s mining titles, and any damages awards obtained through international arbitration.

Copper, Gold, Nickel and Other Metals Prices

The profitability of the Company’s current operations is directly related and sensitive to the market price of copper and, to a lesser extent, that of gold and nickel. Copper, gold and nickel prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including global supply and demand, expectations with respect to the rate of inflation, the exchange rates of the United States dollar to other currencies, interest rates, forward selling by producers, central bank sales and purchasers, production and cost levels in major producing regions, global or regional political, economic or financial situations and a number of other factors.

The financial results and exploration, development and mining activities of the Company may, in the future, be significantly and adversely affected by declines in the price of copper, gold or nickel or other minerals. The price of copper, gold and nickel or other minerals fluctuates widely and is affected by numerous factors beyond the control of the Company such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. Future production from the Company’s mining properties is dependent upon the prices of copper, gold and nickel and other minerals being adequate to make these properties economic.

Ownership of Assets

The Company currently derives a significant portion of its revenue from one asset, the Kansanshi Mine. Kansanshi is located in Zambia, which has a history of political instability, significant and unpredictable changes in government policies and laws, illegal mining activities, lack of law enforcement and labour unrest. The operations at Kansanshi are vulnerable to disruption due to government intervention, political, social and labour unrest, and other hazards more generally associated with the mining industry and open pit mining. The Company holds an 80% interest in the Kansanshi mine; the remaining 20% is held by ZCCM, controlled by the government of Zambia. The Company’s ownership interest at Kansanshi is therefore subject to third party risk arising from the Zambian authorities and ZCCM. The Company faces risks related to its ability to extract profits from Kansanshi. The results of operations have depended, and are expected to continue to depend significantly, on production at Kansanshi. Any suspension of operations or production for any reason, or third party intervention in corporate actions at Kansanshi, could have a material adverse affect on the Company’s business, prospects, financial condition and results of operations.

The relationship with ZCCM is governed by a shareholders’ agreement pursuant to which the GRZ is entitled to certain privileges, such as the right to appoint a “government director” to the board of the operating company, which carries out the operations at the site, as well as weighted voting rights in relation to certain corporate actions. In addition, ZCCM has a veto right in respect of changes to our dividend policy. The shareholders’ agreement also imposes certain restrictions on the Company’s ability to transfer its shares in the operating company or a controlling interest in the assets at Kansanshi unless the party to whom our assets are transferred assumes certain undertakings pursuant to the shareholders’ agreement. In the event that the Company becomes unable to pay its debts or commences liquidation or administration proceedings, ZCCM is entitled to a right of first refusal in relation to the Company’s shares. Restrictions such as those in the shareholders’ agreement may interfere with the ability of our subsidiaries to make distributions to the Company, which could adversely affect the ability to use cash to fund further development and exploration projects and/or make payments in respect of the Company’s indebtedness.

Current Global Financial Conditions

Current global financial conditions have been characterized by increased volatility and some financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Although there has been some recovery, there is no certainty that the disruptions and their effects have ended and will not continue to affect the markets. These factors may impact the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company or at all. In addition, general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence, deteriorated in the later part of 2008 and into 2009. Although here has been some recovery, recent economic events in Europe starting in mid-2011 have created further uncertainly in global financial and equity markets. Any or all of these economic factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the common shares may be adversely affected.

Securities of mining companies, including the Company’s common shares, have experienced substantial volatility, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where the Company carries on business and globally, and market perceptions of the attractiveness of particular industries. The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which the Company does business and globally.

Governmental and Environmental Regulation

The Company’s mining operations and exploration activities are subject to extensive foreign laws and regulations, which include laws and regulations governing, among other things: exploration; development; production; exports; taxes; labour standards; mining royalties; price controls; waste disposal; protection and remediation of the environment; reclamation; historic and cultural resource preservation; mine safety and occupational health; handling; storage and transportation of hazardous substances; and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mines and other facilities in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development of, or continue to operate, a mine.

As part of its normal course operating and development activities, the Company has expended significant resources, both financial and managerial, to comply with governmental and environmental regulations and permitting requirements, and will continue to do so in the future. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company’s operations, could result in additional substantial costs and liabilities, restrictions on or suspension of the Company’s activities and delays in the exploration of and development of its properties.

The Company is required to obtain governmental permits to develop its reserves and for expansion or advanced exploration activities at its operating and exploration properties. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous foreign agencies. There can be no certainty that these approvals will be granted to us in a timely manner, or at all. The duration and success of each permitting effort are contingent upon many variables not within the Company’s control. In the case of foreign operations, governmental approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. In the context of environmental protection permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain or renew certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on the Company’s business, operations and financial condition.

Failure to comply with applicable environmental, health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with such laws or permits, that compliance will not be challenged or that the costs of complying with current and future environmental, health and safety laws and permits will not materially or adversely affect the Company’s future cash flow, results of operations and financial condition.

Mining and Processing

The Company’s business operations are subject to risks and hazards inherent in the mining industry that may result in damage to the Company’s property, delays in its business and possible legal liability. These risks and hazards include but are not limited to:

•	environmental hazard and weather conditions;

•	discharge of pollutants or hazardous chemicals;

•	industrial accidents;

•	failure of processing and mechanical equipment and other performance problems;

•	labour force disruptions;

•	the unavailability of materials and equipment;

•	unanticipated transportation costs;

•	changes in the regulatory environment;

•	unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions;

•	unanticipated changes in metallurgical and other processing problems;

•	encountering unanticipated ground or water conditions and unexpected or unusual rock formations;

•	cave-ins, pit wall failures, flooding, rock bursts and fire;

•	periodic interruptions due to inclement or hazardous weather conditions; and

•	force majeure factors, other acts of God or unfavourable operating conditions and bullion losses.

Any of these can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures, and production commencement dates. Such risks could also result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on future cash flows, results of operations and financial condition.

The Company’s processing facilities are dependent on continuous mine feed to remain in operation. Insofar as the Company’s mines may not maintain material stockpiles of ore or material in process, any significant disruption in either mine feed or processing throughput, whether due to equipment failures, adverse weather conditions, supply interruptions, export or import restrictions, labour force disruptions or other causes, may have an immediate adverse effect on the results from the operations of the Company. A significant reduction in mine feed or processing throughput at a particular mine could cause the unit cost of production to increase to a point where the Company could determine that some or all of the Company’s reserves are or could be uneconomic to exploit. The Kansanshi mine experienced illegal two labour disruptions in 2012, which resulted in the cessation of production at the mine for a total of 6 days. The Guelb Moghrein mine also experienced an illegal labour disruption in late 2011, which resulted in the cessation of production at the mine for a total of 10 days.

The Company periodically reviews mining schedules, production levels and asset lives in its life-of-mine planning for all of its operating and development properties. Significant changes in the life-of-mine plans can occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology, precious metals price assumptions, and other factors. Based on this analysis, the Company reviews its accounting estimates and, in the event of impairment, may be required to write-down the carrying value of one or more mines. This complex process continues for the life of every mine.

As a result of the foregoing risks and, in particular, where a project is in a development stage, expenditures on any and all projects, actual production quantities and rates, and cash costs may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs. In addition, estimated production dates may be delayed materially, in each case especially to the extent development projects are involved. Any such events can materially and adversely affect the Company’s business, financial condition, results of operations and cash flows.

Mine Development

The Company’s ability to maintain or increase its annual production of copper, nickel and gold will be dependent, in significant part, on its ability to bring new mines into production and to expand existing mines. Although the Company utilizes the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines. The economic feasibility analysis with respect to any individual project is based upon, among other things: the interpretation of geological data obtained from drill holes and other sampling techniques; feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed); precious and base metals price assumptions; the configuration of the ore body; expected recovery rates of metals from the ore; comparable facility and equipment costs; anticipated climatic conditions; and estimates of labour, productivity, royalty, tax rates, or other ownership burdens and other factors.

The Company’s development projects are also subject to the successful completion of final feasibility studies, the issuance of necessary permits and the receipt of adequate financing. Although the Company’s feasibility studies are completed with the Company’s knowledge of the operating history of similar ore bodies in the region, actual operating results of its development projects may differ materially from those anticipated.

As noted earlier, uncertainties relating to operations are even greater in the case of development projects. Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•	unanticipated changes in grade and tonnage of ore to be mined and processed;

•	unanticipated adverse geotechnical conditions;

•	incorrect data on which engineering assumptions are made;

•	costs of constructing and operating a mine in a specific environment;

•	availability and costs of processing and refining facilities;

•	availability of economic sources of power on an uninterrupted basis;

•	adequacy of water supply on an uninterrupted basis;

•	adequate access to the site, including competing land uses (such as agriculture and illegal mining);

•	unanticipated transportation costs;

•	government regulations (including regulations to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	fluctuations in commodity prices and exchange rates; and

•	accidents, labour actions and force majeure events.

It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. In the past, the Company has adjusted estimates based on changes to assumptions and actual results.

Mineral Reserve and Resource Estimates

The Company’s reported mineral reserves and resources are only estimates. No assurance can be given that the estimated mineral reserves and resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and resource estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, changes in the mine plan or pit design, or increasing capital costs may render certain mineral reserves and resources uneconomic and may ultimately result in a restatement of reserves and/or resources. Moreover, short-term operating factors relating to the mineral reserves and resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company’s profitability in any particular accounting period.

As a Canadian company the Company uses CIM Standards (the Canadian Institute of Mining, Metallurgy and Petroleum on Mineral Resources and Reserve Definitions and Guidelines).

For a discussion of the resource and reserve reporting standards see “Presentation of Mineral Reserve and Resource Estimates”.

Any material reductions in estimates of mineral reserves and/or resources, or the Company’s ability to extract those resources, could have a material adverse effect on the Company’s results or financial condition.

No Assurance of Titles or Boundaries

Title to the Company’s properties may be challenged or impugned, and title insurance is generally not available. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles in the jurisdictions in which it operates and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen title claims could also affect existing operations as well as development projects and future acquisitions. These legal requirements may affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Estimation of Asset Carrying Values

The Company annually undertakes a detailed review of the life-of-mine plans for its operating properties and an evaluation of the Company’s portfolio of development projects, exploration projects and other assets. The recoverability of the Company’s carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to: copper, gold, and nickel and sulphuric acid prices; capital cost estimates; mining, processing and other operating costs; grade and metallurgical characteristics of ore; and mine design and timing of production. In the event of a prolonged period of depressed copper, gold and nickel prices, the Company may be required to take additional material write-downs of its operating and development properties.

Exploration

Since mines have limited lives based on proven and probable mineral reserves, the Company continually seeks to replace and expand its reserves. Mineral exploration, at both newly acquired properties and existing mining operations, is highly speculative in nature, involves many risks and frequently does not result in the discovery of mineable reserves. There can be no assurance that the Company’s exploration efforts will result in the discovery of significant mineralization or that any mineralization discovered will result in an increase of the Company’s proven or probable reserves. If proven or probable reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. No assurance can be given that the Company’s exploration programs will result in the replacement of current production with new reserves or that the Company’s development program will be able to extend the life of the Company’s existing mines. In the event that new reserves are not developed, the Company will not be able to sustain any mine’s current level of [reserves] beyond the life of its existing reserve estimates.

Insurance

As noted above, the business of mining and mineral exploration is generally subject to a number of risks and hazards including: adverse environmental conditions; industrial accidents; contaminations; labour disputes; unusual or unexpected geological conditions; ground or slope failures; cave-ins; changes in the regulatory environment; and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against certain risks that are typical in the mining industry and in amounts that the Company believes to be reasonable, but which may not provide adequate coverage in certain circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to the Company or to other companies in the industry on acceptable terms. Losses resulting from such failure to obtain insurance may result in costs increases and decreased profitability.

Health

HIV, malaria and other diseases are perceived as a serious threat to maintaining a skilled workforce in the Zambian Copperbelt. The per capita incidence of the HIV virus in Zambia is amongst the highest in the world. As such, HIV remains a major healthcare challenge faced by the Company’s Zambian operations. There can be no assurance that the Company will not lose members of its workforce or lose workforce man-hours, which may have a material adverse effect on the Company’s operations.

Currency

The Company’s revenue from operations is received in United States dollars while a significant portion of its operating expenses are incurred in Zambian Kwacha, Mauritanian Ouguiya, Australian dollar, Euros and the Peruvian Nuevo Sol. Accordingly, foreign currency fluctuations may adversely affect the Company’s financial position and operating results. In certain circumstances, the Company engages in foreign currency hedging activities for operational purposes.

Effects of Inflation on Results of Operations

A significant portion of the Company’s production is currently located in Zambia which has historically experienced relatively high rates of inflation. Since the Company is unable to control the market price at which it sells the minerals it produces (except to the extent that it enters into forward sales contracts), it is possible that significantly higher inflation in the future in Zambia, without a concurrent devaluation of the local currency against the United States dollar or an increase in the price of such minerals, could have a material adverse effect upon the Company’s results of operations and financial condition.

Key Personnel

The Company is dependent on a relatively small number of key employees. The Company’s ability to manage its operations, exploration and development activities, and hence, our success, depends in large part on our ability to retain current key management personnel and to attract and retain new personnel, including management, technical and unskilled workforce. The loss of the services of one or more key employees could have a material adverse effect on the Company’s ability to manage and expand the business. The Company does not have key person insurance on these individuals. There can be no assurance that the Company will be able to retain current personnel and attract and retain new personnel. Failure to retain or attract key personnel could have a material adverse effect on the business. Some of the Company’s employees are unionized and work stoppages by unionized employees could materially and adversely affect the business, prospects, financial condition and results of operations.

Labour Relations

Current union agreements at the Company’s operations in Zambia are typically one year in duration and are subject to expiration at various times in the future. If the Company is unable to renew union agreements as they become subject to renegotiations from time to time, it could result in work stoppages and other labour disturbances that could have a material adverse effect on the Company’s business, financial condition, liquidity and results of operations.

If unionized employees were to engage in a concerted strike or other work stoppage, or if other employees were to become unionized, the Company could experience a disruption of operations, higher labour costs or both. A lengthy strike or other labour disruption could have a material adverse effect on the Company’s business, financial condition, liquidity and results of operations.

The Kansanshi mine experienced illegal two labour disruptions in 2012, which resulted in the cessation of production at the mine for a total of 6 days. The Guelb Moghrein mine also experienced an illegal labour disruption in late 2011, which resulted in the cessation of production at the mine for a total of 10 days.

Share Price Volatility

In recent years, the securities markets have experienced a high level of price and volume volatility and the market price of securities of many companies have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company’s securities.

Financing

The Company has been successful at financing its projects and operations over the years. However, the Company’s ability to continue its exploration, assessment, development and operational activities will depend on the resource industry generally, which is cyclical in nature, and which may, in turn, affect the Company’s ability to attract financing, including joint venture financing, debt or bank financing, equity financing or production financing arrangements. Failure to obtain, or difficulty or delay in obtaining, requisite financing could result in delay of certain projects or postponement of further exploration, assessment or development of certain properties or projects. Financing through the issuance of equity will result in dilution of existing shareholders.

Acquisition Strategy Risk

The Company is actively pursuing the acquisition of advanced exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of, or other interests in, companies with respect to which the Company may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•	ability to achieve identified and anticipated operating and financial synergies;

•	unanticipated costs;

•	diversion of management attention from existing business;

•	potential loss of our key employees or the key employees of any business that the Company acquires;

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

•	decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on the Company’s ability to grow and on the Company’s financial condition.

While the Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, the Company cannot be certain that it will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and to operating acquired properties and companies could have a material adverse effect on results of operations and financial condition. In addition, to acquire properties and companies, the Company would use available cash, incur debt, and issue common shares or other securities, or a combination of any one or more of these. This could limit the Company’s flexibility to raise capital, to operate, explore and develop the Company’s properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Company engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at a different stage of development. While at the present time the Company has no binding agreement, the Company is actively pursuing potential acquisitions. The Company can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into its operations. The Company also cannot provide any assurance that if it issues shares in connection with an acquisition, such share issuance will not be dilutive. If the Company fails to manage its acquisition and growth strategy successfully, it could have a material adverse effect on our business, results of operations and financial condition.

Uncertainties Associated with Acquisitions

Acquisitions by the Company, such as the acquisitions of Adastra, SML, Kiwara, Ravensthorpe and Antares, involve the integration of companies that previously operated independently. An important factor in the success of an acquisition is the ability of the acquirer’s management in managing its business and that of the acquired company and, if appropriate, integrating all or part of that company’s business with that of the acquirer. The integration of the two businesses can result in unanticipated operational problems and interruptions, expenses and liabilities, the diversion of management attention and the loss of key employees and their knowledge. There can be no assurance that the business integration will be entirely successful or that it will not adversely affect the business, financial condition or operating results of the acquirer and, as a result, the price of its publicly traded securities. In addition, the acquirer may incur charges related to the acquisition of the acquired company and related to integrating the two companies. There can be no assurance that the Company, in the case of its recent acquisitions, will not incur additional material charges in the future to reflect additional costs associated with the acquisition or that all of the benefits expected from the acquisitions will be realized.

Competition

The Company may be unable to compete successfully with other mining companies. The mining industry is competitive in all of its phases and we face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, metals. Many of these companies have greater financial resources and a longer operating history than us. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. In addition, competition for exploration resources at all levels is very intense. Increased competition could adversely affect the Company’s ability to attract necessary capital funding, to acquire it on acceptable terms, or to acquire suitable producing properties or prospects for mineral exploration in the future. Recent increases in copper, nickel and gold prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for and cost of contract exploration, development and construction services and equipment. Increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Any of these outcomes could materially increase project exploration, development or construction costs, result in project delays, or both. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties or attract better or more qualified employees.

Smelting Capacity

In the countries in which the Company operates, there are a limited number of smelters within range of our operations. The limited number of smelters means that the Company may be unable to manage the increased costs of freight and export duties associated with transporting or exporting ore to smelters. Due to a lack of capacity at Zambian smelters, the Company also sells copper cathode to other third parties from time to time. In addition, there are a limited number of off-takers. The inability of one or more of the smelters or off-takers with whom the Company has relationships to meet their obligations to us may adversely affect the Company’s financial results. The inability or failure of the Company’s customers or smelters to meet their obligations to the Company or their insolvency or liquidation may adversely affect the Company’s financial results.

CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares of which, as at December 31, 2011, 476,310,282 common shares were issued and outstanding. This figure includes common shares purchased and held by an independent trust under the Company’s long term incentive plan, further details of which can be found in the Company’s financial statements and its Annual MD&A for the financial year ended December 31, 2011, each of which is available for review on SEDAR at www.sedar.com. Each shareholder is entitled to one vote for each common share registered in his or her name, as the case may be, on the list of shareholders. All of the common shares of the Company rank equally as to participation in dividends and in the distribution of the Company’s assets on a liquidation, dissolution or winding up, or other distribution of assets for the purpose of winding up the Company’s affairs.

DIVIDENDS

The Company implemented its dividend policy in 2005. Under this policy, the Company expects to pay two dividends per year, the first an “interim” dividend declared after the release of second quarter results; the second, a “final” dividend based on year end results. Interim dividends are set at one-third of the total dividends (interim and final) declared on a per common share basis applicable in respect of the previous financial year. Final dividends are determined based on the financial performance of the Company during the previous applicable financial year.

Due to the economic downfall in 2008, the Company did not issue a final dividend for the 2008 fiscal period. On August 10, 2009, the Company announced that it would pay an interim dividend of Cdn$0.08 per common share to shareholders of record as of August 28, 2009. The dividend was paid to shareholders on September 21, 2009.

On March 16, 2010, the Company announced that it would pay a final dividend of Cdn$0.512 per common share to shareholders of record on April 15, 2010. The dividend was paid to shareholders on May 6, 2010. On August 10, 2010, the Company announced that it would pay an interim dividend of Cdn$0.197 per common share to shareholders of record on August 27, 2010. The dividend was paid to shareholders on September 20, 2010.

On March 15, 2011, the Company announced that it would pay a final dividend of Cdn$0.603 per common share to shareholders of record as of April 14, 2011. The dividend was paid to shareholders on May 5, 2011. On August 8, 2011, following a 5 for 1 split of the Company’s common shares, the Company announced that it would pay an interim dividend of Cdn$0.0533 per common share to shareholders of record on August 29, 2011. The dividend was paid to shareholders on September 20, 2011.

On March 6, 2012, the Company announced that it would pay a final dividend of Cdn$0.1277 per common share to shareholders of record as of April 17, 2012. The dividend will be paid to shareholders on May 8, 2012.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are listed and posted for trading on the TSX under the symbol “FM”. The TSX is the principal exchange on which the common shares of the Company are traded. On April 9, 2001, the common shares were listed for trading on AIM under the symbol “FQM”. On May 19, 2007, the Company’s securities were accepted for trading on the London Stock Exchange. The table shown below presents the high and low sale prices for the common shares and the average trading volumes, on a monthly basis, on the TSX for 2011 (share prices have been adjusted to reflect stock split).

Month	High Cdn$	Low Cdn$	Volume
January	$25.27	$21.47	3,351,125
February	$27.65	$22.32	3,003,466
March	$25.96	$20.70	2,619,580
April	$29.60	$23.01	2,462,088
May	$27.59	$23.15	2,248,793
June	$28.29	$23.07	2,149,356
July	$29.14	$25.33	1,580,752
August	$26.80	$19.18	2,739,684
September	$24.63	$13.05	3,436,351
October	$22.37	$12.60	2,996,777
November	$23.09	$16.50	2,876,357
December	$20.98	$17.51	1,649,157

DIRECTORS AND OFFICERS

The names and provinces or states and countries of residence of the directors and officers of the Company, positions held by them with the Company, and their principal occupations as at March 31, 2012 are set forth below. Each director is elected to hold office until the next annual meeting of shareholders of the Company or until his successor is elected or appointed.

Name, Residence and Office with the Company	Principal Occupation(5)	Commencement of Directorship and Expiry(6)

Philip K. R. Pascall Western Australia, Australia Chairman, Chief Executive Officer, Director	Chairman and Chief Executive Officer of the Company	June 1996

G. Clive Newall West Sussex, United Kingdom President, Director	President of the Company; non-executive director of Gemfields Resources plc; non-executive director of Baker Steel Resource Trust Limited	May 1996

Martin R. Rowley Western Australia, Australia Executive Director, Business Development, Director	Executive Director of Business Development for the Company; non-executive Chairman and Director of Forsys Metals Corp.; non-executive Chairman and Director of Lithium 1 Inc.	March 1997

Name, Residence and Office with the Company	Principal Occupation(5)	Commencement of Directorship and Expiry(6)

Peter St. George(1)(2)(3) New South Wales, Australia Director	Non-executive director of Boart Longyear Limited and Dexus Property Group	October 2003

Andrew B. Adams(1)(2)(3) Ontario, Canada Director	Non-executive director of Uranium One Inc. and Torex Gold Resources Inc.	June 2005

Michael Martineau(3)(4) Kent, United Kingdom Director	Director of Golden Star Resources Limited; Chairman of Eurasia Mining Plc	October, 2007

Paul Brunner(2)(3)(4) Utah, USA	Former President and CEO of Boart Longyear Company; former managing director of Boart Longyear Limited; former regional director for Boart Longyear Limited	April 15, 2009

Steven McTiernan(1)(3)(4) Surrey, United Kingdom	Director of Sandown Energy Consultants Limited and Tullow Oil plc	August 14, 2010

Hannes Meyer Johannesburg, South Africa Chief Financial Officer	Chief Financial Officer of the Company since March 2012; previous Financial Director for Harmony Gold Mining Company Limited from 2009 to 2012; Chief Financial Officer for Teal Exploration and Mining Ltd from 2006 to 2009 and Acting Chief Executive Officer for Teal Exploration and Mining Ltd from 2008 to 2009 and Executive Director from 2007-2009; Business Development for Anglo Gold Ashanti from 1999-2006.	N/A

Christopher Lemon Berkshire, United Kingdom General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of the Company since August, 2007, General Counsel and Corporate Secretary for International Forest Products Inc. from 2005 to 2007; Associate Counsel and Assistant Secretary for Weldwood of Canada Limited from 2000 to 2005	N/A

(1)	Denotes member of Audit Committee.
(2)	Denotes member of Compensation Committee.
(3)	Denotes member of Nominating and Governance Committee.
(4)	Denotes member of Environmental, Health and Safety Committee.
(5)	Includes occupations for preceding five years.
(6)	Each director is elected to hold office until the next annual general meeting of the shareholders of the Company or until his successor is elected or appointed. “N/A” means “not applicable”, as the individual is not a director.

Aggregate Ownership of Securities

As at December 31, 2011, and to the best of the knowledge of the Company, the current directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 9,953,885 common shares constituting 2.09% of the issued and outstanding common shares of the Company. None of the directors or executive officers of the Company held shares of the Company’s subsidiaries except shares required for qualification as a director of a subsidiary or where otherwise required under local law.

Corporate Cease Trade Orders and Bankruptcies

Except as set out below, and to the best of the knowledge of the Company, no current director or executive officer of the Company is at the date of the AIF, or within the ten years prior to the date of the AIF has been, a director or chief executive officer chief financial officer of any issuer that was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while that person was acting in that capacity or was issued after that person ceased to act in that capacity and resulted from an event that occurred while such person was acting in that capacity.

Except as set out below, and to the best of the knowledge of the Company, no current director, executive officer or shareholder holding a sufficient number of securities to materially affect control of the Company is at the date of the AIF, or within the ten years prior to the date of the AIF has been, a director or executive officer of any issuer that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Andrew Adams was a director of Tahera Diamond Corporation (“Tahera”) until his resignation from the board of Tahera on March 20, 2008. Tahera sought protection under the Companies’ Creditors Arrangement Act (the “CCAA”) in January, 2008 and, in February 2008, suspended operations. Tahera was delisted from the TSX in November 2009. Tahera subsequently sold its tax assets to Ag Growth International and certain properties, including the Jericho diamond mine, to Shear Minerals Ltd.

Penalties or Sanctions

To the best of the knowledge of the Company, no current director, executive officer or shareholder holding a sufficient number of securities to materially affect control of the Company had been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

As at the date hereof, and to the best of the knowledge of the Company, no current director, executive officer or shareholder holding a sufficient number of securities to materially affect control of the Company had, within the past ten years of the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets.

Conflicts of Interest

Certain directors and officers of the Company are directors, officers and/or shareholders of other private and publicly listed companies, including companies that compete with the Company. To the extent that such other companies may participate in or be affected by ventures involving the Company, these directors and officers of the Company may have conflicting interests. While there is potential for such conflicts to arise, the Board has not received notice from any director or officer of the Company indicating that any material conflict currently exists. Conflicts of interest affecting the directors and officers of the Company will be governed by the Business Corporations Act (British Columbia) and other applicable laws. In the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture. The Company maintains a Register of Related Party Transactions, which is reviewed and updated on a quarterly basis. To the best of the knowledge of the Company, no director or executive officer had an existing or potential material conflict of interest with the Company or its material subsidiaries.

LEGAL PROCEEDINGS

The Company is not subject to any material claims or litigation concerning its operations.

Since 2009 the Company had been in a material dispute with the DRC. However, on January 5, 2012 the Company reached an agreement with ENRC to dispose of its residual claims and assets in respect of the Kolwezi Tailings project, and the Frontier and Lonshi mines and related exploration interests, all located in the Katanga Province of the DRC and to settle all current legal matters relating to these interests for a total consideration of $1.25 billion. The transaction was completed on March 2, 2012. The total consideration was comprised of $750.0 million, paid on March 2, 2012, together with a deferred consideration of $500.0 million in the form of a 3-year Promissory Note with an interest coupon of 3% payable annually in arrears. Under the terms of the acquisition, ENRC acquired, with certain limited exceptions, all of First Quantum’s assets and property either physically located within the DRC or relating to the operations formerly carried out by First Quantum and its subsidiaries in the DRC. In connection with the transaction, First Quantum, ENRC, the DRC Government, International Finance Corporation and Industrial Development Corporation also settled all disputes relating to the companies being sold and their assets and operations in the DRC and each of First Quantum, ENRC, the DRC Government, International Finance Corporation and Industrial Development Corporation released one another in respect of all claims and judgments relating to the foregoing or to any other matter arising in the DRC on or before the date of closing.

As a result of the settlements with DRC and ENRC, the Company does not have any material litigation in relation to the DRC.

The Company, through its Zambian subsidiary, is party to a Development Agreement with the Government of Zambia (“GRZ”) for its Kansanshi operation, which provide an express right to full and fair compensation for any loss, damages or costs (including interest) incurred by the Company by reason of the government’s failure to comply with the tax stability guarantees set out in the Development Agreement and rights of international arbitration in the event of any dispute. Based on legal advice on its rights under the Development Agreement, the Company initially recorded a receivable from the GRZ for an amount it regarded as reasonable expected ultimate repayment of taxes in excess of that permitted under the Development Agreement. However, in November 2010, the GRZ required payment of all back taxes outstanding pursuant to the 2008 and 2009 legislation by June 30, 2011. The Company’s Zambian subsidiaries complied with the GRZ’s demand and completed the payment of all back taxes, totalling $224 million, on June 27, 2011, in addition to $80 million paid in 2010, without prejudice to its rights under the Development Agreement. Following the change of government in 2011, the first Budget of the new GRZ government introduced a further increase in the mineral royalty tax from 3% to 6%, effective April 2012, in breach of the Development Agreement. This increased royalty was publically stated to be temporary, pending a detailed review of the mining tax regime during 2012 to be implemented in 2013. Until resolved differently with the GRZ, the Company is recognizing and paying taxes in excess of the Development Agreement, resulting in an effective tax rate of approximately 43% at Kansanshi.

The Company has not had any penalities or sanctions imposed by a regulatory body relating to securities legislation or regulatory requirements or by a court or regulatory body that would be considered important to a reasonable investor in making an investment decision. Nor has the Company been involved in a settlement agreement with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, we are not aware of any material interest, direct or indirect, of (i) any of our directors or executive officers; (ii) any shareholder that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the voting rights attached to the common shares; or (iii) any associate or affiliate of the foregoing in any transaction which has been entered into within our three most recent completed financial year or during the current financial year that has materially affected or will materially affect the Company.

MATERIAL CONTRACTS

On July 27, 2011, the Company announced that it intended to offer to holders (the “Bondholders”), of its $500,000,000, 6% Convertible Bonds due 2014 (“the Bonds”), a cash payment to convert any and all of the outstanding $500,000,000 principal amount (the “Incentive Invitation”) into common shares of First Quantum . The cash payment of $8,088.91 per $100,000 in principal amount of the Bonds (the “Incentive Payment”) and a cash payment of $1,410.68 per $100,000 in principal amount of the Bonds (the “Conversion Price Adjustment Payment”) was set out in an Incentive Invitation document dated July 27, 2011 which was delivered to Bondholders. The offer was closed on August 4, 2011. Based upon the acceptance of $499,900,000 in principal amount of Bonds for conversion, the total incentive payment on the Bonds was $40,436,461.09, the total conversion price adjustment payment was $7,051,989.32 and the total accrued interest payable in respect of the converted Bonds was $3,249,350.00. In addition, 8,955,547 new common shares (the “Converted Shares”) in the capital of First Quantum was issued in connection with the converted Bonds. The remaining outstanding Bond was converted into 8,957 common shares on December 5, 2011.

On January 5, 2012 the Company reached an agreement with ENRC to dispose of its residual claims and assets in respect of the Kolwezi Tailings project, and the Frontier and Lonshi mines and related exploration interests, all located in the Katanga Province of the DRC, and to settle all current legal matters relating to these interests for a total consideration of US$1.25 billion. The total consideration comprises US$750 million payable on closing together with a deferred consideration of US$500 million in the form of a 3-year Promissory Note with an interest coupon of 3% which is payable annually in arrears. Under the terms of the acquisition, ENRC acquired, with certain limited exceptions, all of First Quantum’s assets and property either physically located within the DRC or relating to the operations formerly carried out by First Quantum and its subsidiaries in the DRC. The settlement closed on March 2, 2012.

The Company signed a US$1 billion senior term and revolving facilities agreement by Kansanshi Mining PLC, holder of First Quantum’s 80% owned Kansanshi copper-gold project in Zambia. The five year facility featuring flexible drawing provisions will enable execution of planned capital works at the Kansanshi project.

All other contracts entered into by the Company during the course of 2011 were in the ordinary course of business for the Company. Such contracts are not material when considered in the context of the Company’s business and the industry within which it operates. Certain contracts which have been entered into in the ordinary course of business and which relate to the operations of the Company are described earlier in this AIF.

INTERESTS OF EXPERTS

The following persons prepared or contributed to a report under NI 43-101, referenced earlier in this AIF, during the Company’s 2011 financial year:

(i)	John Gregory, Group Consultant, Mining, of the Company, in connection with technical reports in respect of Kevitsa dated December 12, 2010 and May 6, 2011;

(ii)	Gayle Hanssen, Director and Geological Consultant with Digital Mining Services, in connection with the delineation and verification of mineral resource at Kansanshi;

(iii)	Anthony R. Cameron, Mining Consultant with A & J Cameron and Associates Ltd., in connection with a technical report dated as of February 7, 2005 in connection with Kansanshi. Mr. Cameron also contributed to the delineation and verification of the mineral reserve at Guelb Moghrein. He has also undertaken the mine design utilised to define the current Kansanshi mineral reserve;

(iv)	Markku Lappalainen, of Kevitsa Mining Oy, in connection with a Technical Report in respect of Kevitsa dated December 12, 2010, and in connection with the delineation and verification of the mineral resource at Kevitsa Project;

(v)	Nick Journet, of DumpSolver Pty Ltd, in connection with a Technical Report in respect of Kevitsa dated May 6, 2011 and the Technical Report in respect of Sentinel to be dated as of April 2012, as well as contributing to the delineation of the mineral reserve at Kansanshi, Kevitsa Project and Sentinel;

(vi)	Christopher Bargmann, formerly of Snowden Mining Industry Consultants Ltd, in connection with a Technical Report in respect of Guelb Moghrein dated March 18, 2008;

(vii)	Galen White of CSA Global Pty Ltd., in connection with Technical Reports in respect of the Sentinel Copper Project to be dated as of April 2012 and of the Kevitsa Project dated December 12, 2010, and in connection with the delineation and verification of the mineral resource at Kevitsa Project, Guelb Moghrein and Sentinel; and

(viii)	Felicity Hughes, of FJ Hughes & Associates in connection with a Technical Report in respect of Ravensthorpe dated March 2012. She also contributed to the delineation and verification of the mineral resource and mineral reserve of Ravensthorpe.

To the best of the knowledge of the Company, none of the individuals noted above owns in excess of 1% of the common shares or any interest in any other property of the Company.

The Company’s auditors are PricewaterhouseCoopers LLP (“PwC”), Chartered Accountants, who have prepared an independent auditor’s report dated March 6, 2012 in respect of the Company’s consolidated financial statements as at December 31, 2011, December 31, 2010 and January 1, 2010 and for each of the years ended December 31, 2011 and December 31, 2010. PwC has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent is Computershare Investor Services Inc., which is located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3C9. Our register of transfer is located in Vancouver.

AUDIT COMMITTEE DISCLOSURE

Audit Committee—General

The Audit Committee operates under the guidelines of the Audit Committee Charter which is reproduced later in this AIF. The Audit Committee, among other things, reviews the annual financial statements of the Company for recommendation to the Board, reviews and approves the quarterly financial statements, oversees the annual audit process, the Company’s internal accounting controls and the resolution of issues identified by the Company’s auditors, and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting. In addition, the Audit Committee meets annually with the Company’s auditors both with and without the presence of any other members of the Company’s management.

Composition of the Audit Committee

The Audit Committee is comprised of the following three independent directors who are financially literate as defined by National Instrument 52-110 – Audit Committee: Messrs. Adams, St. George and McTiernan. The Chairman of the Audit Committee is Mr. Adams.

Relevant Education and Experience of the Audit Committee

Mr. Adams obtained his B.Sc (Accounting and Statistics) from Southampton University and then qualified as a chartered accountant in the United Kingdom in 1981. He has over 20 years of financial experience in the mining industry, and served as Chief Financial Officer of Aber Diamond Corporation from 1999 to 2003 and Chief Financial Officer of Anglo Gold North America from 1995 to 1999. He is also currently Chairman of the Audit Committee of Uranium One Inc. and Torex Gold Resources Inc.

Mr. St. George qualified as a chartered accountant in South Africa in 1972 and has more than thirty years of experience in the finance industry in mergers and acquisitions and corporate advice. He was Chief Executive Officer of Salomon Smith Barney Australia and Natwest Markets Australia for a combined period of more than six years. Mr. St. George was Chairman of Walter Turnbull, an accountancy and financial services firm, until October 2008 and is a former director of the Sydney Futures Exchange. Mr. St. George obtained a Masters of Business Administration from the University of Cape Town in 1972. He is also currently a member of the Audit Committee of Boart Longyear Limited and Dexus Property Group.

Mr. McTiernan is a senior executive with experience in both natural resources and investment banking. He has been Senior Independent Director of Tullow Oil PLC, a leading FTSE 100 independent oil and gas exploration and production company with operations in Africa, Europe, South Asia and South America, since 2002. Mr. McTiernan was previously Senior Vice President at The Chase Manhattan Bank in New York, held senior energy-related positions at NatWest Markets and CIBC World Markets, and also worked for oil companies in the Middle East, Europe and Africa. Mr. McTiernan graduated from Cambridge University with a degree in Natural Sciences.

Principal Accounting Firm Fees

From time to time, PwC also provides advisory and other non-audit services to the Company and certain of its subsidiaries, the details of which are summarized below. As a policy, the Company does not engage its auditors to provide services in connection with internal audit and financial information systems design and implementation. As a matter of policy, all non-audit related services are generally pre-approved by the Audit Committee.

The following table summarizes fees billed by PwC during the last two financial years:

	December 31, 2011	December 31, 2010
Audit Fees	1,385,867	981,723
Audit-Related Fees(1)	50,434	20,987
Tax Fees	13,019	—
All Other Fees		—

Total	1,449,320	$1,002,710

(1)	Includes equity and convertible bond financing related services

The Audit Committee considered whether the provision of the above-captioned services was compatible with maintaining auditor independence and determined that such services were fully compatible with the maintenance of the auditor’s independence.

Pre-Approval Policies

The Audit Committee has considered and adopted a pre-approval policy in respect of non-audit services performed by its auditors. The Audit Committee’s charter provides that the Audit Committee must approve in advance the provision of non-audit services by the Company’s auditors. This is done at the beginning of each financial year. Under the pre-approval policy of the Company, its auditors are required to prepare a quarterly statement regarding the assignments accepted by them including non-audit services. In addition, the auditors must notify the Chairman of the Audit Committee of any non-audit service the fees for which (i) exceed a pre-determined amount per assignment and (ii) which exceed pre-determined increments thereafter.

Audit Committee Charter

The actual text of the Audit Committee’s charter is set out in Exhibit “A” to this AIF.

ADDITIONAL INFORMATION

Additional information about the Company may be found on SEDAR at www.sedar.com.

Further information, including particulars of directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular for its most recent annual meeting of holders of the Company’s common shares. Additional financial information is provided in the Company’s most current consolidated financial statements and MD&A, copies of which have been filed with the securities commissions in each Canadian province in which the Company is a reporting issuer and which is available on SEDAR at www.sedar.com.

Contact information for the Company is as follows:

First Quantum Minerals Ltd., 8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada, V6C 1X8, telephone: (604) 688 – 6577, fax: (604) 688 – 3818, e-mail: info@fqml.com, website: www.first-quantum.com.

EXHIBIT “A”

TO

ANNUAL INFORMATION FORM

DATED MARCH 31, 2012

TEXT OF AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER

1. OVERALL PURPOSE / OBJECTIVES

The audit committee (the “Audit Committee”) of the board of directors (the “Board”) will provide independent review and oversight of the Company’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the Company’s external auditors. The Audit Committee will also assist the Board in fulfilling its responsibilities in reviewing the Company’s process for monitoring compliance with laws and regulations and the Company’s Employee Code of Conduct. In performing its duties, the Audit Committee will maintain effective working relationships with the Board, management, internal audit and the Company’s external auditors and monitor the independence of the external auditors.

To perform his or her role effectively, each Audit Committee member will obtain an understanding of the responsibilities of Audit Committee membership as well as the Company’s business, operations and risks.

2. AUTHORITY

The Board authorizes the Audit Committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to retain outside legal or professional counsel and other experts and to ensure the attendance of Company officers at meetings as appropriate. The Board has delegated the approval of the interim financial report to the Audit Committee.

3. ORGANIZATION

3.1 Membership

a)	The Audit Committee shall be comprised of at least three directors. Each Audit Committee member shall be an “unrelated director” in accordance with the Corporate Governance Guidelines of the Toronto Stock Exchange and shall be “independent” in accordance with the rules of the relevant Canadian Securities Administrators, as set out in Schedule “A” attached.

b)	All members shall, to the satisfaction of the Board, be financially literate.

c)	The chairman of the Audit Committee (the “Chairman”) will be appointed by the Board, and in his or her absence, nominated by the Audit Committee from time to time.

d)	A quorum for any meeting will be two members.

e)	The secretary of the Audit Committee will be appointed by the Chairman.

3.2 Attendance at Meetings

a)	The Audit Committee may invite such other persons to its meetings as it deems appropriate.

b)	The external auditors will be present at each quarterly Audit Committee meeting, unless otherwise requested by the Chairman, and are expected to provide comment on the financial statements and their work in relation to the financial statements and other disclosure documents in accordance with their professional standards. The auditors will also have direct access to the Audit Committee without the need to use management as a conduit.

c)	Meetings shall be held not less than four times a year. Special meetings shall be convened as required. Either auditors or management may request that the Audit Committee convene a meeting if they consider that it is necessary.

d)	The proceedings of all meetings will be minuted.

3.3 Role of Chairman

a)	The Chairman of the Audit Committee shall preside over meetings of the Audit Committee, assist in co-ordination of the agenda and materials for Audit Committee meetings, co-ordinate the discharge of the Audit Committee’s responsibilities under this Charter and provide reports of the Audit Committee to the Board.

4. ROLES AND RESPONSIBILITIES

The Audit Committee will:

a)	Review with the auditors and management the adequacy and effectiveness of the Company’s controls over financial reporting;

b)	Make inquiries of management, internal audit and the auditors to gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively;

c)	Review the confirmation of compliance with the Company’s policies on controls over financial reporting;

d)	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements;

e)	Review any legal matters which could significantly impact the financial statements as reported on by the General Counsel and meet with external counsel whenever deemed appropriate;

f)	Meet with management and the external auditors to review the annual audited and quarterly interim financial statements, including management’s discussion and analysis (“MD & A”), as well as earnings press releases, and determine whether they are complete and consistent with the information known to Audit Committee members. Determine whether the external auditors are satisfied the financial statements have been prepared in accordance with generally accepted accounting principles, and, if appropriate, recommend to the Board that the audited annual and quarterly interim financial statements, MD & A and earnings press releases, be included in the Company’s securities filings;

g)	Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof;

h)	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies;

i)	Review audit issues related to the Company’s material associated and affiliated companies that may have a significant impact on the Company’s equity investment;

j)	Assess the fairness of the financial statements and disclosures, and obtain explanations from management on whether:

i.	actual financial results for the period varied significantly from budgeted or projected results;

ii.	generally accepted accounting principles and International Financial Reporting Standards (IFRS) have been consistently applied;

iii.	there are any actual or proposed changes in accounting or financial reporting practices; and

iv.	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

k)	Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

l)	Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope;

m)	Review the performance of the auditors;

n)	Approve any permissible non-audit engagements of the external auditor in accordance with applicable laws and policies;

o)	Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Audit Committee will obtain from the external auditors, on an annual basis, a formal written statement delineating all relationships between the external auditors and the Company which could be seen to bear on the independence of the auditors;

p)	Set clear hiring policies for employees or former employees of the external auditors;

q)	Make recommendation to the Board regarding the selection, evaluation, and, if and when appropriate, replacement of the external auditors, subject to approval of shareholders if required by statute;

r)	Approve the appropriate audit engagement fees for the external auditors;

s)	Ensure that the external auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee;

t)	Meet separately with the external auditors to discuss any matters that the Audit Committee or external auditors believe should be discussed privately, including the results of the external auditors’ review of the adequacy and effectiveness of the company’s accounting and financial controls;

u)	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors;

v)	Obtain regular updates from management and the Company’s legal counsel regarding compliance matters, as well as periodic certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance, and from senior management as to compliance with the Company’s Employee Code of Conduct when deemed necessary;

w)	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business;

x)	Prepare and publish an annual Audit Committee report in the Company’s annual information form in accordance with the rules of the relevant Canadian Securities Administrators;

y)	Perform other functions as requested by the Board;

z)	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist the Audit Committee;

i.	Review and update the Audit Committee Charter and receive approval of such changes from the Board;

ii.	Work with the Board to determine an appropriate annual budget for the Audit Committee and its required activities, including but not limited to, the compensation of the external auditors and any outside counsel or other experts retained by the Audit Committee; and

iii.	Create specific procedures for the receipt, retention and treatment of complaints regarding the Company’s accounting, internal accounting controls and auditing matters. These procedures will include, among other things, provisions for the confidential treatment of complaints and anonymity for employees desiring to make submissions.

SCHEDULE “A”

National Instrument 52-110 – Audit Committees

1. Meaning of Independence

(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)	For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5)	For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:

(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a)	has previously acted as an interim chief executive officer of the issuer, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

2. Additional Independence Requirements

(1)	Despite any determination made under section 1, an individual who

(a)	accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the issuer or any of its subsidiary entities,

is considered to have a material relationship with the issuer.

(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)	For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

3. Meaning of Financial Literacy

An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

LAST UPDATED: Feb 5 2011